     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2001

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                        BIONUMERIK PHARMACEUTICALS, INC.
             (Exact name of Registrant as Specified in Its Charter)

                  TEXAS                                       8731                                    74-2633363
     (State or Other Jurisdiction of              (Primary Standard Industrial                      (IRS Employer
      Incorporation or Organization)              Classification Code Number)                    Identification No.)

                        8122 DATAPOINT DRIVE, SUITE 1250
                            SAN ANTONIO, TEXAS 78229
                                 (210) 614-1701
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                          FREDERICK H. HAUSHEER, M.D.
                       CHAIRMAN & CHIEF EXECUTIVE OFFICER
                        BIONUMERIK PHARMACEUTICALS, INC.
                        8122 DATAPOINT DRIVE, SUITE 1250
                            SAN ANTONIO, TEXAS 78229
                                 (210) 614-1701
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                            ------------------------

                                   Copies to:

                 JOHN B. GOODRICH                                     PATRICK O'BRIEN
                  THOMAS C. KLEIN                                     BRYAN A. SUPRAN
                WILLIAM L. RICHTER                                    SEAN J. MURPHY
                 JOHN T. MCFARLAND                                     ROPES & GRAY
                  LANCE E. BRADY                                  ONE INTERNATIONAL PLACE
         WILSON SONSINI GOODRICH & ROSATI                            BOSTON, MA 02110
             PROFESSIONAL CORPORATION                                 (617) 951-7000
                650 PAGE MILL ROAD
                PALO ALTO, CA 94304
                  (650) 493-9300

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM AGGREGATE
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED           OFFERING PRICE(1)        AMOUNT OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01...............................         $50,000,000                    $12,500
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued March 2, 2001

                                                Shares

                               [BIONUMERIK LOGO]

                                  COMMON STOCK

                            ------------------------

BIONUMERIK PHARMACEUTICALS, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN
$     AND $     PER SHARE.

                            ------------------------

WE HAVE APPLIED FOR APPROVAL FOR QUOTATION OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "BNPI."

                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                              PRICE $      A SHARE

                            ------------------------

                                                                 UNDERWRITING
                                         PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                          PUBLIC                 COMMISSIONS                 COMPANY
                                         --------               -------------              -----------
Per Share......................             $                         $                         $
Total..........................             $                         $                         $

BioNumerik Pharmaceuticals, Inc. has granted the underwriters the right to
purchase up to an additional      shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2001.

                            ------------------------

MORGAN STANLEY DEAN WITTER                                              SG COWEN

                                UBS WARBURG LLC

               , 2001

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Special Note Regarding Forward-Looking
  Statements..........................   21
About this Prospectus.................   21
Use of Proceeds.......................   22
Dividend Policy.......................   22
Capitalization........................   23
Dilution..............................   24
Selected Financial Data...............   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26

                                        PAGE
                                        ----
Business..............................   29
Management............................   52
Certain Transactions..................   59
Principal Shareholders................   60
Description of Securities.............   62
Shares Eligible for Future Sale.......   64
Underwriters..........................   66
Legal Matters.........................   68
Experts...............................   68
Additional Information................   68
Index to Financial Statements.........  F-1

                            ------------------------

     In this prospectus, the "Company," "we," "us" and "our" refer to BioNumerik Pharmaceuticals, Inc. "BioNumerik" and the BioNumerik logo are our trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

     UNTIL        , 2001, ALL DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR
NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes to financial statements appearing in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to these statements.

                        BIONUMERIK PHARMACEUTICALS, INC.

     We design and develop small molecule drugs for the treatment of cancer and prevention of side effects associated with existing cancer therapies using a proprietary approach we call "mechanism-based" drug discovery. Our approach integrates our multidisciplinary competencies in medicine, quantum and classical physics, chemistry, biology and pharmacology with advanced supercomputing systems and proprietary software. We use our mechanism-based approach to identify, simulate and elucidate the atomic and chemical mechanisms by which drugs and their targets function. We believe that the in-depth understanding our approach brings to the early stages of drug discovery improves the efficiency of the drug discovery process and facilitates the development of potentially more effective drugs.

     Using our approach, we can design and develop drugs from a variety of starting points, including known drug classes, known or novel drug targets or genomic sequence data. Once we have identified the likely mechanisms of action of the target and characterized the properties of potential drug candidates, we use an iterative process of computer analysis and laboratory testing to select, study, and optimize the most promising candidates. We believe that this approach positions us to advance higher quality, lower risk candidates into clinical trials.

     We have advanced three new oncology drug candidates into human clinical development.

      -- BNP7787. Our lead product candidate, BNP7787, is entering Phase 3 pivotal clinical testing for the prevention of some of the common and serious side effects, particularly nerve and kidney damage, associated with taxanes and platinum drugs, which are widely used for treating cancer. Based upon our preclinical and clinical data and the lack of effective therapy for these side effects, the FDA has granted fast track development designation for the use of BNP7787 to prevent or reduce the incidence or severity of paclitaxel-associated nerve damage. In the second calendar quarter of 2001, we plan to commence a U.S. Phase 3 clinical trial of BNP7787 with paclitaxel in patients with metastatic breast cancer. During 2001 and 2002, we also intend to initiate one or more additional Phase 3 trials in Europe.

      -- BNP1350. Our second product candidate, BNP1350, is a member of a novel class of camptothecins we call karenitecins. Camptothecins are known to have broad anticancer activity, but their use has been limited in part because of common and serious side effects. We have designed BNP1350 to overcome many of the important limitations of existing camptothecins. BNP1350 is currently in Phase 1 clinical trials for the treatment of various types of solid tumors. We intend to initiate Phase 2 clinical trials during 2001.

      -- MDAM. Our third product candidate, MDAM, is structurally similar to methotrexate, a drug commonly used to treat various types of cancers and inflammatory and autoimmune diseases, including rheumatoid arthritis and psoriasis. We believe MDAM will exhibit potential therapeutic advantages and a favorable safety profile compared to methotrexate. We have completed a Phase 1 clinical trial of MDAM in patients with various types of cancer, and we plan to conduct additional Phase 1 clinical trials commencing in late 2001 or early 2002.

     We also have preclinical research and development programs underway with several novel cancer targets under evaluation. We believe our mechanism-based approach will allow us to take advantage of the increasing availability of genomic information and move efficiently from identification of a drug target to an in-depth understanding of the mechanisms by which that drug target functions and ultimately to the discovery of a highly specific drug candidate.

     Our strategy to capitalize on our approach and on market opportunities for oncology drugs is to:

     - design and develop new small molecule drugs applying our mechanism-based approach;

     - focus on novel cancer therapeutics;

     - retain the substantial commercial potential of our products; and

     - continue to expand our leadership position in applying supercomputing technology to drug discovery and development.

     In January 2001, we entered into a strategic alliance with ASTA Medica A.G., an international pharmaceutical company headquartered in Germany. In exchange for an up-front cash payment of $15.0 million and a royalty on future sales of BNP7787, we granted ASTA Medica the rights to develop and market BNP7787 outside the U.S., Canada and Japan. In September 2000, we and Grelan Pharmaceutical Co., Ltd. formed a joint venture company, known as KI Pharmaceuticals, L.L.C., aimed at developing a broad portfolio of new compounds to distribute and market in Japan.

     We have a strategic alliance with Cray Inc., one of the world's leading manufacturers of supercomputers. As part of our alliance, we serve as a beta-test site for Cray in exchange for access to Cray innovations and expansions in our computational capabilities. We also have a clinical development collaboration with The Johns Hopkins Oncology Center that provides us with an option to license selected oncology drugs for development.

                            ------------------------

     We commenced operations as a Delaware limited liability company in May 1992, were incorporated in Delaware in October 1992 and were reincorporated in Texas in July 1995. Our principal executive offices are located at 8122 Datapoint Drive, Suite 1250, San Antonio, Texas 78229. Our telephone number is
(210) 614-1701.

                                  THE OFFERING

Common stock offered................            shares

Common stock to be outstanding after
this offering.......................            shares

Over-allotment option...............            shares

Use of proceeds.....................     We will receive net proceeds from this
                                         offering of approximately $
                                         million. We intend to use the net
                                         proceeds primarily for research and
                                         development activities, including
                                         clinical trials, and for working
                                         capital and general corporate purposes.

Dividend policy.....................     We do not intend to pay dividends on
                                         our common stock. We plan to retain any
                                         earnings for use in the operation of
                                         our business and to fund future growth.

Nasdaq National Market symbol.......     BNPI

Except as otherwise indicated, all information contained in this prospectus:

      -- assumes that the underwriters' over-allotment option has not been exercised;

      --   reflects a      for      stock split prior to completion of this
           offering;

      -- assumes the automatic conversion of all outstanding shares of our preferred stock into common stock;

      --   excludes        shares of our common stock issuable upon the exercise
           of options outstanding as of December 31, 2000, at a weighted average
           exercise price of $     per share; and

      --   excludes        shares of our common stock issuable upon the exercise
           of warrants outstanding as of December 31, 2000, at a weighted
           average exercise price of $     per share.

                             SUMMARY FINANCIAL DATA

     The following tables summarize our financial data. Pro forma calculations in the statements of operations data were calculated as if our preferred stock converted into common stock on the date the preferred stock was issued. The pro forma information contained in the balance sheet data gives effect to automatic conversion of our preferred stock into common stock upon completion of this offering and the $15.0 million up-front cash payment we received from ASTA Medica A.G. in January 2001. See "Strategic Alliances-ASTA Medica A.G." The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data
at December 31, 2000, adjusted for the sale of        shares of our common stock
in this offering at an assumed initial public offering price of $     per share,
after deducting the underwriting discounts, commissions and estimated offering expenses payable by us.

                                                                                        NINE MONTHS
                                                                                           ENDED
                                                YEAR ENDED MARCH 31,                   DECEMBER 31,
                                   -----------------------------------------------   -----------------
                                    1996      1997      1998      1999      2000      1999      2000
                                   -------   -------   -------   -------   -------   -------   -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues.........................  $     0   $ 2,068   $    29   $   115   $   305   $   178   $   299
Operating expenses:
  Research and development.......    2,581     3,245     3,722     4,481     5,848     4,089     7,984
  General and administrative.....    1,037     1,132     1,275     1,262     1,420     1,008     2,037
                                   -------   -------   -------   -------   -------   -------   -------
          Total operating
            expenses.............    3,618     4,377     4,997     5,743     7,268     5,097    10,021
                                   -------   -------   -------   -------   -------   -------   -------
Loss from operations.............   (3,618)   (2,309)   (4,968)   (5,628)   (6,963)   (4,919)   (9,722)
Interest income (expense), net...      203       255       219       642       567       389       876
                                   -------   -------   -------   -------   -------   -------   -------
Net loss.........................  $(3,415)  $(2,054)  $(4,749)  $(4,986)  $(6,396)  $(4,530)  $(8,846)
                                   =======   =======   =======   =======   =======   =======   =======
Net loss per common share, basic
  and diluted....................  $ (1.04)  $ (0.60)  $ (1.37)  $ (1.43)  $ (1.81)  $ (1.28)  $ (2.44)
Shares used in computing net loss
  per common share, basic and
  diluted........................    3,278     3,414     3,479     3,496     3,540     3,531     3,633
Pro forma net loss per common
  share, basic and diluted.......                                          $ (0.76)            $ (1.01)
Shares used in computing pro
  forma net loss per common
  share, basic and diluted.......                                            8,385               8,750

                                                             AS OF DECEMBER 31, 2000
                                                     ----------------------------------------
                                                                                  PRO FORMA
                                                      ACTUAL      PRO FORMA      AS ADJUSTED
                                                     --------   --------------   -----------
                                                                (IN THOUSANDS)   (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...  $ 18,041      $ 33,041
Working capital....................................    16,653        31,653
Total assets.......................................    20,880        35,880
Deferred revenue, net of current portion...........     1,215        16,215
Redeemable convertible preferred stock.............     3,770             0
Accumulated deficit................................   (35,489)      (35,489)
Total shareholders' equity.........................    14,247        18,017

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

OUR DRUG DISCOVERY METHODS MAY NOT REDUCE THE DEVELOPMENT TIME OR COSTS FOR OUR PRODUCT CANDIDATES OR LEAD TO MARKETED PRODUCTS AT ALL.

     Our mechanism-based approach to drug discovery is dependent upon successful incorporation and processing of information from a broad range of scientific disciplines and relies heavily on novel molecular models and simulations performed on supercomputers. To date, neither we, nor to our knowledge, any other party has commercialized any pharmaceutical product using an approach similar to ours. We cannot assure you that our mechanism-based drug discovery approach will enable us to identify potential drug candidates in a more efficient manner than drug discovery methods utilized by other pharmaceutical companies, nor can we assure you that our approach will reduce cost, shorten overall development time, or even result in any commercially viable products.

OUR PRODUCT CANDIDATES ARE IN THE EARLY STAGES OF DEVELOPMENT AND ARE NOT EXPECTED TO REACH COMMERCIAL AVAILABILITY UNTIL AT LEAST 2005, IF AT ALL.

     Our three most advanced product candidates are undergoing evaluation in early-stage clinical trials. All of our product candidates are in the development stage and will require human clinical trials and additional animal and laboratory testing (referred to as preclinical testing) before we can submit any application for approval to sell, manufacture and distribute any of them. None of our product candidates have received regulatory approval for commercial sale and none of our product candidates are expected to be commercially available until at least 2005, if at all.

IF THE RESULTS OF FURTHER CLINICAL TESTING FAIL TO INDICATE THAT OUR PRODUCT CANDIDATES ARE SAFE AND EFFECTIVE FOR HUMAN USE, OUR BUSINESS WILL SUFFER.

     To obtain regulatory approval for the commercial sale of a product candidate, we must demonstrate through preclinical testing and carefully controlled and well-designed clinical trials that the product candidate is safe and effective in humans for the proposed target indication. Conducting clinical trials is a lengthy, expensive and highly uncertain process. Completion of clinical trials for each of our product candidates will take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our clinical trials may be suspended at any time if the FDA or we believe the participating patients are exposed to unacceptable health risks. We may encounter other problems in our studies that will cause the FDA or us to delay or suspend the studies. Our ability to timely commence and complete clinical trials of our product candidates may be adversely affected by many factors, including one or more of the following:

      -- ineffectiveness of the product candidate, or perceptions by physicians or the FDA that the product candidate is not effective for a particular indication;

      -- inability to manufacture sufficient quantities of a product candidate for use in clinical trials in compliance with strictly enforced regulatory requirements;

      -- failure of the FDA to allow our clinical trials to commence or proceed;

      -- slower than expected rate of eligible patient recruitment in the trials;

      --   inability to adequately follow or evaluate patients after treatment;

      --   unforeseen safety issues;

      --   government or regulatory delays;

      --   problems with clinical trial design;

      --   failure to comply with FDA regulations for good clinical practices;
           or

      --   any material compromise of data integrity.

     The results we have obtained to date in our clinical trials are preliminary and unaudited and the studies are currently ongoing. We cannot predict or guarantee that the results of further testing, including later-stage controlled human clinical testing, will be successful or will result in FDA approval. If our trials are not successful, or are perceived as not successful by the FDA or physicians, our business, financial condition and results of operations will be harmed. If we obtain FDA approval for any of our product candidates, we may then elect to perform further clinical studies intended to broaden the labeling indications. If such studies do not support expanding the labeling indications, our ability to promote and market such products will be limited.

IF WE FAIL TO OBTAIN REGULATORY MARKETING APPROVAL FOR OUR PRODUCT CANDIDATES IN A TIMELY MANNER, OUR OPERATING RESULTS AND OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     We must obtain regulatory approval before marketing or selling any of our product candidates in any major world pharmaceutical market. In the U.S., we must obtain FDA approval for each drug and each indication that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and such approval is never certain and entails a high degree of risk. Products marketed, manufactured or distributed abroad are also subject to foreign government regulation. None of our product candidates has received regulatory approval to be commercially marketed and sold. If we fail to obtain regulatory approval, we will be unable to market and sell our products. We have several product candidates in various stages of preclinical and clinical development. We cannot predict with certainty if or when we might submit any of our product candidates for regulatory approval. Once we submit our product candidates for review, we cannot assure you that the FDA or other regulatory agencies will grant approvals on a timely basis or at all. Our product candidate with the most advanced clinical development, BNP7787, is not expected to be commercially available until at least 2005, if at all. Because of the risks and uncertainties in pharmaceutical development, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If regulatory approval is delayed, our business, financial condition or results of operations could be materially adversely affected.

THE FAST TRACK DESIGNATION FOR DEVELOPMENT OF BNP7787 MAY NOT ACTUALLY LEAD TO A FASTER DEVELOPMENT OR REGULATORY REVIEW OR APPROVAL PROCESS.

     If a drug is intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA "fast track" designation. The fast track classification does not apply to the product alone, but applies to the combination of the product and the specific indication for which it is being studied. Under fast track provisions, the FDA is committed to working with the sponsor for the purpose of expediting the clinical development and evaluation of the drug's safety and efficacy for the fast track indication. Marketing applications filed by sponsors of products in fast track development often will qualify for expedited review under policies or procedures offered by the FDA, but the fast track designation does not assure such qualification.

     One of these expedited review procedures, known as "accelerated approval," may allow a more expedited clinical testing and approval approach, such as allowing a single Phase 3 clinical trial to be sufficient to prove safety and efficacy rather than the two Phase 3 studies typically required for regulatory approval. Where accelerated approval is granted, the FDA usually requires confirmation of a clinically meaningful benefit to patients in post marketing, or Phase 4 trials, with mutually agreed-upon study objectives and endpoints.

During the time Phase 4 trials are conducted the sponsor is allowed to manufacture, distribute and sell the approved drug. In many instances, an accelerated approval results in a more restricted label for the prescribed use of the drug.

     Although we have obtained a fast track designation from the FDA for BNP7787 in its indication to prevent or decrease nerve toxicities associated with the administration of paclitaxel, we cannot guarantee a faster development process, review or approval compared to the conventional FDA procedures. Our fast track designation may be withdrawn by the FDA if the FDA believes that it is no longer supported by emerging data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the accelerated approval procedures. Even if the accelerated approval procedures are available to us, we may elect to use the traditional approval process for strategic and marketing reasons. If BNP7787 is approved under the accelerated approval procedures, we will most likely be required to conduct Phase 4 studies to provide confirmatory evidence that BNP7787 is safe and effective and provides a clinically meaningful benefit to patients. If we fail to conduct these post-approval studies or if the studies fail to verify that BNP7787 is safe, effective and provides a clinically meaningful benefit to patients, our FDA approval can be withdrawn on an expedited basis. Furthermore, if serious adverse effects are identified at any time after marketing, our approval may be rapidly revoked and we will not be allowed to continue to market the drug. See "Business--Government Regulation."

OUR CLINICAL DEVELOPMENT STRATEGY FOR BNP7787 IS SUBJECT TO A NUMBER OF RISKS AND MAY NOT PROVE SUFFICIENT FOR REGULATORY APPROVAL.

     Our clinical development strategy for BNP7787 involves proceeding directly to Phase 3 pivotal clinical testing after a limited clinical evaluation of the drug in Phase 1 studies. "Pivotal" trials are clinical trials that are designed to demonstrate substantial evidence of safety and efficacy and appropriate dosing in a defined patient population involving large numbers of patients enrolling in the study at multiple medical centers. Proceeding directly to Phase 3 pivotal testing of BNP7787 means that we will not have the benefit of a larger body of testing data that is typically available for a drug candidate at the time of design of pivotal trials.

     Our current strategy is to conduct one Phase 3 pivotal trial of BNP7787 in the U.S. and one or more Phase 3 pivotal trials of BNP7787 in Europe in coordination with our strategic alliance partner, ASTA Medica. Under the terms of our alliance, we and ASTA Medica need to mutually agree on the number, timing and nature of any trials of BNP7787 in Europe or other territories outside the U.S., Canada and Japan, all of which will be conducted by ASTA Medica. We have not yet reached agreement with ASTA Medica as to the study design and endpoints of the one or more Phase 3 trials in Europe envisioned by our clinical development strategy, and cannot assure you as to whether or when we will reach agreement.

     A sponsor is generally required to conduct two Phase 3 pivotal clinical studies to obtain U.S. marketing approval. However, FDA regulations provide for marketing approval on the basis of a single pivotal study if the FDA is satisfied that the single study clearly demonstrates the safety and efficacy of the investigational drug. There is no assurance that we will seek or be able to receive FDA approval to market BNP7787 based on the results of a single pivotal Phase 3 clinical trial. We and our strategic alliance partners intend to design and conduct our non-U.S. Phase 3 pivotal clinical trials to support regulatory approvals in the U.S., Europe and possibly other territories. This will require close consultation, cooperation and coordination with the FDA and other regulatory authorities. Marketing approval based on this approach may be difficult to achieve.

     In the event that these or other elements of our clinical development strategy prove unsuccessful, we may be required by the FDA or a similar foreign agency to conduct additional clinical trials, include additional patients in our planned trials or take other steps that could delay or prevent us from applying for or receiving regulatory approval. If we are required to conduct additional clinical trials for BNP7787 beyond those currently envisioned in our development plan, it could significantly increase our expenses and delay marketing of the product. If these additional trials show significant differences in results from the earlier clinical trials, the regulatory authorities could require still more clinical trials, which would significantly delay the approval process.

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

UNLESS A PARTY SEEKS AND OBTAINS FDA APPROVAL FOR THE DOSE AND ADMINISTRATION SCHEDULE OF PACLITAXEL THAT WILL BE USED IN OUR U.S. PHASE 3 TRIAL OF BNP7787, OUR U.S. PHASE 3 TRIAL ALONE WILL NOT SUPPORT REGULATORY APPROVAL OF BNP7787.

     In our U.S. Phase 3 clinical trial, we plan to study a weekly schedule of administration of paclitaxel in metastatic breast cancer patients at a dose of 100 milligrams per square meter of body surface area (conventionally indicated as "mg/m(2)") for the first six weeks of treatment and 80 mg/m(2) thereafter. Paclitaxel is currently only approved for metastatic breast cancer in the U.S. for administration every three weeks at a dose of 175 mg/m(2). We are studying an unapproved dose and administration schedule of paclitaxel because we believe that the usage of this dose and administration schedule is already prevalent in the oncology community and will eventually become the standard of care. Our U.S. Phase 3 clinical trial alone will not support regulatory approval of BNP7787 unless the new dose and administration schedule of paclitaxel are approved by the FDA prior to the filing of our new drug application for BNP7787.

     The safety and efficacy of the unapproved dose and administration schedule of paclitaxel to be studied in our U.S. Phase 3 trial are under investigation in ongoing clinical trials being conducted by other parties, including companies and institutions. If those trials yield positive results, a manufacturer of paclitaxel could seek U.S. regulatory approval of that dose and administration schedule. We cannot predict or control when, if ever, a manufacturer will decide to seek such approval, which likely will be influenced by market conditions. If, for example, the new dose and administration schedule have become the standard of care, there may be little incentive for a manufacturer to seek marketing approval of the new dose and administration schedule. Similarly, the recent approval of a generic version of paclitaxel may reduce the incentive for any manufacturer to seek FDA approval of the new dose and administration schedule. Even if a manufacturer seeks FDA approval of the new dose and administration schedule, the prospects of that approval will be subject to the same regulatory requirements of demonstrating safety and effectiveness that we face when seeking approval of BNP7787.

     If the FDA does not approve the new dose and administration schedule for paclitaxel prior to the filing of our new drug application for BNP7787, our U.S. Phase 3 clinical trial data alone will not be sufficient to obtain U.S. marketing approval, and the FDA will require us to submit data from additional Phase 3 trials using an approved dose and administration schedule for paclitaxel in order to consider BNP7787 for approval.

     We expect that the one or more additional Phase 3 clinical trials of BNP7787 that we plan to conduct in Europe with ASTA Medica will involve standard approved doses and administration schedules of paclitaxel and platinum drug combinations. Absent FDA approval of the new paclitaxel dose and administration schedule, the data from these European trials therefore may be used, alone or in combination with the data from the U.S. trial, to support U.S. marketing approval of BNP7787. Since the U.S. trial and the expected European trials will study different patient populations, any U.S. marketing approval based on the results of the European trials may be limited by the drug combinations, doses and administration schedules and indications studied in those trials.

BNP7787 AIMS TO PREVENT OR REDUCE HARMFUL SIDE EFFECTS CAUSED BY CERTAIN CHEMOTHERAPY DRUGS, BUT THESE DRUGS MAY BE REFORMULATED TO REDUCE THESE SIDE EFFECTS OR NEW TREATMENTS OR DRUGS MAY BE DEVELOPED THAT DO NOT HAVE THESE SIDE EFFECTS.

     BNP7787 is intended to prevent or reduce the severity of various harmful side effects, including nerve and kidney damage, caused by chemotherapy drugs such as paclitaxel and cisplatin. We are aware that other companies are developing and seeking marketing approval for drugs that could exhibit reduced side effects compared to currently approved chemotherapy drugs. Should new treatments or drugs be developed, discovered, or come into use, or should new formulations or variants of currently utilized chemotherapy drugs be developed, discovered, or come into use, that do not have, or have reduced incidence or severity of, the harmful side effects of the existing formulations of these drugs, our ability to market BNP7787 and our business, financial condition or results of operations could be materially adversely affected.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT OR RETAIN ADDITIONAL PERSONNEL, WE MAY BE UNABLE TO DEVELOP OUR PRODUCTS OR ACHIEVE COMMERCIALIZATION OBJECTIVES.

     We are highly dependent on Frederick H. Hausheer, M.D., our founder, Chairman and Chief Executive Officer, as well as other principal members of our management and scientific staff. The loss of any of these personnel would have a material adverse effect on our product development and commercialization efforts. In addition, we do not currently have sufficient executive management personnel to fully execute our business plan. We do not have employment agreements or noncompetition agreements with Dr. Hausheer or most of our other employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain relationships with leading academic institutions and scientists. Competition for personnel and medical and research collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists, physicists, computational scientists, programmers and clinical development and regulatory affairs personnel. In addition, we will need to hire additional personnel and develop additional collaborations as we continue to expand our research and development activities. We cannot assure you that we will be able to attract, retain or motivate personnel or develop or maintain such outside relationships.

WE HAVE A HISTORY OF LOSSES, AND WE EXPECT TO CONTINUE TO INCUR LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We have experienced operating losses since our inception. As of December 31, 2000, we had an accumulated deficit of approximately $35.5 million. The extent of our future losses and the timing of profitability are highly uncertain and we may never achieve profitable operations. To date, we have no products that have generated any revenue. We expect to incur losses at least until we begin commercial sales of our first approved product. We expect that our operating expenses will increase and accelerate as our research and development, preclinical, clinical and manufacturing operations expand, even if we succeed in developing one or more commercial products. Our ability to achieve product revenue and profitability is dependent on our ability, alone or with partners, to successfully complete the development of our product candidates, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell our products. We cannot assure you that we will generate product revenues or achieve profitability.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE OUR PRODUCT CANDIDATES.

     We expect that additional funding will be required in the future to finance our operations. We do not know whether additional funding will be available when needed, or that, if available, we will obtain funding on terms favorable to our shareholders or us. We have used substantial amounts of cash to date and expect our capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise these funds through public or private equity offerings, debt financings or additional corporate alliance and licensing arrangements.

     We believe that the net proceeds from this offering and existing cash and investment securities will be sufficient to support our current operating plan through at least our fiscal year ending March 31, 2003. We have based this estimate on assumptions that may prove to be incorrect. Our future capital requirements depend on many factors, including the progress of our research and development efforts, the scope and results of preclinical research and clinical studies of our product candidates, the cost and timing of regulatory approvals of our product candidates, technological advances, the reevaluation of the commercial potential of any of our product candidates in light of developments in our industry or market, the status of competitive products, the establishment of a sales force in the U.S. and the development of manufacturing capacity. Unexpected events or other factors beyond our control could also impact our capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us in order to raise additional funds through alliance, joint

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

venture and licensing arrangements. If adequate funds are not available, we will be required to delay, reduce the scope of or eliminate one or more of our development programs.

IF WE ARE UNABLE TO MAINTAIN OUR CURRENT ALLIANCES AND ENTER INTO NEW ALLIANCES, OUR PRODUCT DEVELOPMENT COULD BE DELAYED AND OUR BUSINESS COULD BE HARMED.

     We are dependent upon our strategic alliance with ASTA Medica A.G., a pharmaceutical company headquartered in Germany. We granted to ASTA Medica rights to the development, registration, distribution, sales and marketing of BNP7787 outside the U.S., Canada and Japan, in exchange for an up-front cash payment and a royalty on future sales of BNP7787. The decision-making responsibility related to these rights remains joint between ASTA Medica and us. Our clinical development of BNP7787 is highly dependent on this alliance since ASTA Medica will be conducting one or more Phase 3 pivotal clinical trials of BNP7787 in Europe that are important to our worldwide regulatory approval strategy for the drug. In the event that this collaboration is terminated or our relationship with ASTA Medica deteriorates, our ability to register and market BNP7787 in the U.S., Europe and possibly elsewhere could be harmed.

     We are dependent upon KI Pharmaceuticals, L.L.C., our Japanese joint venture with Grelan Pharmaceutical, Co., Ltd. ("Grelan"), for the development and commercialization of BNP7787, BNP1350 and other products in Japan. We conveyed these development and commercialization rights to the joint venture and received the rights to royalty payments on products sold in Japan, while Grelan made an equity investment into us and contributed product candidates to the joint venture. We received a 50% ownership share of the joint venture and Grelan and one of its affiliates received a 50% ownership share. In the event that this collaboration is terminated, that our relationship with Grelan deteriorates, or that there is a significant delay or failure to reach regulatory approval in Japan for our product candidates, our business, financial condition or results of operations could be materially adversely affected.

     Our drug discovery and development capabilities are dependent on our beta-test agreement with Cray Inc. ("Cray") that provides us both with supercomputer hardware and software support and with substantial future upgrades and expansions in our computational capabilities. Cray may terminate this beta-test agreement upon the occurrence of certain conditions, including the termination of the relationship between Dr. Hausheer and us. Although we own our on-site computer systems, in the event that this beta-test agreement with Cray is terminated for any reason or is not extended upon its current expiration in early 2002 and we are unable to conclude a similar agreement with Cray or another provider of such equipment or services, we could be forced to limit or suspend certain of our drug discovery and development activities, which could materially adversely affect our business, financial condition or results of operations.

     We are dependent upon our collaboration with The Johns Hopkins Oncology Center to support our clinical evaluation efforts for our product candidates. In the event that this collaboration is terminated or our relationship with Johns Hopkins deteriorates, our clinical evaluation efforts could be delayed and our ability to develop our product candidates could be harmed.

     In connection with our efforts to further our business and product development, distribution, marketing, manufacturing and sales, we are considering additional agreements with pharmaceutical industry partners. We may not be successful in negotiating any additional agreements with pharmaceutical industry partners or in obtaining agreement terms that are favorable to us. Even if we enter into a corporate alliance, we may not achieve the benefits we seek.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, AND OUR PRODUCTS AND PROCESSES MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     As with any pharmaceutical or biotechnology company, our patent and other proprietary rights are subject to uncertainty and risk. Our success will depend in part on our ability to obtain and enforce patent protection for our products in the U.S. and in other countries. As of December 31, 2000, we have 52 patents that have been issued in the U.S. and 13 patents that have been issued in foreign countries. In addition, we have filed or have exclusive rights to 150 pending patent applications in the U.S., the European Patent Office, national patent offices of other foreign countries or under the Patent Cooperation Treaty. It is possible that no
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

patents will issue on any of our patent applications and it is possible that the claims issued will not be sufficiently broad to protect our technology, or that the patents will not provide protection against competitive products or otherwise be commercially valuable.

     As of December 31, 2000, we own or are the exclusive licensee of 32 issued U.S. and foreign patents and 73 pending U.S. or foreign patent applications relating to BNP7787. Our patents and patent applications cover a variety of novel analogs, pharmaceutical formulations, methods of use, and processes for the manufacture of and other uses for BNP7787 and other related agents. Neither we nor anyone else can now obtain a patent on the BNP7787 compound itself because the compound was first synthesized over forty years ago. We have filed U.S. and foreign patent applications covering compositions of matter, formulations, processes and methods of use for several classes of karenitecins. In the karenitecin area, we own or are the exclusive licensee of 25 U.S. and foreign issued patents and have 71 additional patent applications pending worldwide. In addition, we own nine issued U.S. and foreign patents in the MDAM area. We also own one issued U.S. patent related to our preclinical taxane compounds, and we own three other patent applications pending worldwide. Some of the technology to which we have rights in the area of antifolates and MDAM is subject to non-exclusive rights customarily retained by the U.S. government in connection with research funding grants obtained from the National Institutes of Health and related U.S. government agencies. See "Business--Intellectual Property."

     Our commercial success will also depend in part on our ability to commercialize our product candidates without infringing patents or other proprietary rights of others. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Our product candidates may infringe current or future patents or other proprietary rights of others. We cannot assure you that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights or that other parties have not or will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties in order for us to be able to carry on our business.

     Litigation or other legal proceedings could result in substantial costs to us and may be necessary to enforce any of our patents or other proprietary rights or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and enforcement of patent and intellectual property claims are both costly and time consuming, even if the legal outcome is favorable to us. Any adverse legal outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease manufacturing or selling our future products.

     We are aware that Dr. M. Gopal Nair, one of the co-inventors on the original MDAM patent, has obtained a U.S. patent and filed an international application on antifolate compounds that are in the same drug class as MDAM. We have filed a federal lawsuit against Dr. Nair with the goal of resolving the ownership and intellectual property issues pertaining to these antifolate compounds. Failure to obtain a favorable resolution of these ownership issues, or failure to successfully defend counterclaims brought by Dr. Nair, may have an adverse effect on us, on the economic value of MDAM, or on our ability to further develop MDAM.

     We rely on copyrights, trademarks, trade secret protections and contractual safeguards to protect our non-patented intellectual property, including our pharmaceutical discovery and development software technologies. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of confidential information. We also have entered into confidentiality agreements that are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached and we may not have adequate remedies for any breach, or our trade secrets and proprietary information could otherwise become known or be independently discovered by others.

OUR UNDERSTANDING AND ANALYSIS OF CERTAIN CHEMICAL, BIOLOGICAL, BIOCHEMICAL AND PHYSIOLOGICAL PROCESSES HAVE NOT BEEN SUBJECTED TO PEER REVIEW OR INDEPENDENT CONFIRMATION.

     Through our research, we believe that we have obtained new information and developed new understandings of important chemical, biological, biochemical and physiological processes. We seek to protect the knowledge and information we have gained and the understandings we have developed as our trade secrets, the disclosure of which may harm our competitive position. To protect these trade secrets, we have chosen not to
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

publish or seek peer review or independent confirmation of most of our findings. We cannot assure you that our findings would survive the peer review or independent confirmation process, or that we could ultimately vindicate our findings in the face of a negative outcome in this process. If errors in our findings or understandings were to be shown through the peer review or independent confirmation process, our drug discovery methodologies may prove to be flawed, impeding or delaying our drug development efforts, and our business, financial condition or results of operations could be materially adversely affected.

IF OUR COMPETITORS REACH THE MARKET SOONER OR DEVELOP PRODUCTS AND TECHNOLOGIES THAT ARE MORE EFFECTIVE OR HAVE REDUCED SIDE EFFECTS, OUR COMMERCIAL OPPORTUNITY WILL BE REDUCED OR ELIMINATED.

     The pharmaceutical and biotechnology industries are intensely competitive. There are existing products on the market that are used for the treatment of patients with the same indications that we have targeted. We believe that our product discovery and development programs are, or will be, subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to our technologies. There are many public and private pharmaceutical companies, biotechnology companies, public and private universities, governmental agencies and research organizations actively engaged in drug discovery and research and development of products for the treatment of patients with the same indications that we have targeted. Many of these organizations have financial, technical, regulatory, patenting, manufacturing and marketing resources that are far greater than ours. If a competitor were to successfully develop or acquire rights to a similar or more effective treatment of patients with the same indications targeted by us or one that has reduced side effects or offers significantly lower costs of treatment, or were to successfully enter the market in advance of us with a similar or superior therapy, our business, financial condition or results of operations could be materially adversely affected.

     We cannot assure you that research and development by others will not render our technology or product candidates obsolete or non-competitive or result in treatments superior to any therapy or drug developed by us, or that any drug or therapy developed by us will be preferred to any existing or newly developed technologies.

WE ARE DEPENDENT ON EXPERT ADVISORS AND INSTITUTIONAL COLLABORATIONS.

     We are dependent upon our network of expert advisors, including the individuals who serve on our Scientific Advisory Board, and our collaborations with key medical and research institutions for the development of our product candidates. These expert advisors are not our employees but provide us with important information and knowledge that may enhance our product development strategies and plans. Our collaborations with key medical and research institutions are important for some of the testing and evaluation of our product candidates. The loss of relationships with key expert advisors or medical and research institutions could harm our ability to develop our product candidates.

     We cannot control the amount and timing of resources our advisors and collaborators devote to our programs or product candidates. Our advisors and collaborators may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If any of our advisors or collaborators were to breach or terminate their agreement with us or otherwise fail to conduct their activities successfully and in a timely manner, the preclinical or clinical development or commercialization of our product candidates or our research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on our business, financial condition or results of operations.

     Disputes may arise in the future with respect to the ownership of rights to any technology developed with advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our product candidates, or could require or result in litigation to resolve. Any such event could have a material adverse effect on our business, financial condition or results of operations.

     Our advisors and collaborators sign agreements that provide for confidentiality of our proprietary information. We cannot assure you that we will be able to maintain the confidentiality of our technology and other confidential information in connection with every advisory or collaboration arrangement, and any unauthorized dissemination of our confidential information could have a material adverse effect on our
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

business, financial condition or results of operations. Further, there can be no assurance that any of these advisors or collaborators will not enter into an employment or consulting arrangement with one or more of our competitors.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE PRODUCTS.

     We currently have no sales, marketing or distribution infrastructure. In order to commercialize any products, we must internally develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. In general, we intend to market and sell our products directly in the U.S. and Canada and rely on relationships with one or more alliance partners to market and sell our products elsewhere. To market and sell any of our products directly, we must build a marketing and sales force with technical expertise and we must establish supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties. These efforts may not be successful.

OUR MANUFACTURING STRATEGY PRESENTS A NUMBER OF RISKS.

     Completion of our clinical trials and the commercialization of our product candidates will require access to, or development of, manufacturing capabilities. We do not currently have our own manufacturing facilities and depend on, and expect in the future to depend on, our alliance partners or outside contractors for the manufacture of our product candidates. Generally, we have entered into short-term arrangements with third parties with respect to the manufacture of the quantities necessary for preclinical and early-stage clinical development. As we approach later-stage clinical development and commercialization of a product candidate, however, our intention is to enter into longer term arrangements with multiple manufacturing sources. For example, with respect to BNP7787, we thus far have been dependent upon a European company as the primary manufacturer of the drug. Through that manufacturer, we have obtained a supply that is sufficient for completion of our ongoing Phase 1 trials and planned U.S. Phase 3 trial, but we are currently exploring longer-term manufacturing arrangements for BNP7787 with multiple third parties to meet our increased future clinical and commercial supply needs.

     Our manufacturing strategy presents the following risks:

      -- Delays in scale-up to production of quantities of product candidates needed for multiple large scale clinical trials could delay clinical trials, regulatory submissions and commercialization of our product candidates.

      -- We may not be able to enter into additional third-party manufacturing arrangements on acceptable terms, if at all. A strategic alliance partner or outside contractor may give greater priority to other products or for other reasons may fail to manufacture or deliver the required supply of our product candidates in a cost-effective or timely manner.

      -- Our current and future manufacturers are and will be subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies for compliance with strictly enforced good manufacturing practice regulations and similar state and foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.

      -- If we need to change to other manufacturing contractors for the clinical or commercial supply of our drugs, the new manufacturers would have to be in compliance with FDA and foreign regulations and be approved by FDA or foreign regulatory authorities prior to manufacturing any of our drugs. Additional time could be required to allow the new manufacturers to learn and develop substantially equivalent know-how, processes and procedures necessary for the manufacture of our products.

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

      -- If market demand for our products increases, the current manufacturers might not be able to fulfill our commercial supply needs, requiring us to seek new or additional manufacturing arrangements. This may result in substantial delays in meeting market demands.

      -- We may not have the intellectual property rights, or may have to share the intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

     Any of these factors could delay clinical trials or commercialization of our product candidates, interfere with sales, entail higher costs or result in our being unable to effectively sell our products. To the extent that we are reliant on a sole source of supply of a drug, any interruption in that supply could prevent us from effectively developing, testing and commercializing the drug.

WE MAY NOT BE ABLE TO OBTAIN RAW MATERIALS, INTERMEDIATES OR OTHER IMPORTANT INGREDIENTS USED IN MANUFACTURING IN ADEQUATE QUANTITIES OR AT ACCEPTABLE QUALITY OR PRICE.

     The manufacture of our products under development is based in part on the procurement of naturally occurring and commercially manufactured raw materials and intermediates in suitable quantities, and the purity, the timeliness of procurement and associated costs for these materials. We currently believe that these materials will be available on reasonable cost, time, quantity and purity terms. For these reasons and due to the stage of development of our products, we have not yet entered into long-term supply arrangements for these materials. We may encounter problems, setbacks or delays with the supply and quality of materials for manufacture of our products. We are pursuing alternative routes for manufacturing our products that may or may not involve natural substances or commercially available materials for manufacturing our drug products in a more cost effective manner. Because of the unpredictable nature of yields, efficiency, changing costs, availability and purity of raw materials and substances, and many other considerations, we cannot assure you that any new or different manufacturing processes or drug products manufactured with the same or alternative raw materials and intermediates will be more cost effective or will fully comply with FDA regulations or other territorial jurisdictional requirements for manufacturing pharmaceutical substances.

OUR ABILITY TO GENERATE REVENUES WILL BE DIMINISHED IF OUR PRODUCTS ARE NOT ACCEPTED IN THE MARKETPLACE, IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR IF ADEQUATE REIMBURSEMENT IS NOT AVAILABLE FOR OUR PRODUCTS FROM THIRD-PARTY PAYORS.

     Even if approved for sale and distribution, our products may not achieve market acceptance or remain on the market. The products we are developing may be rejected by the marketplace due to many factors, including cost and the perceived risks versus the benefits of therapy. Physicians, patients, payors or the medical community in general may be unwilling to accept, prescribe, utilize, recommend or reimburse for any of our products.

     Our ability to commercialize our drugs may be limited due to the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in many markets outside the U.S., the pricing and profitability of prescription pharmaceuticals are subject to government control. In the U.S., we expect that there will continue to be federal and state proposals to implement additional government control. Also, increasing emphasis on managed care in the U.S. and the possibility of government regulation of prescription drug prices will likely continue to put additional pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any of our strategic alliance partners might otherwise achieve for any of our products in the future. Further, cost control initiatives could adversely affect the ability to commercialize our products and our ability to realize profits and revenues from this commercialization.

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     Our ability to commercialize pharmaceutical products, alone or with distributors or others, may depend in part on the extent to which reimbursement for the products will be available from:

      --   government and health administration authorities;

      --   private health insurers; and

      --   other third-party payors.

     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with our strategic alliance partners. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced.

WE USE HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN OUR BUSINESS; ANY DISPUTES RELATING TO IMPROPER USE, HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

     Our research and development operations involve the use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business.

WE MAY BE SUED FOR PRODUCT OR OPERATIONAL LIABILITY.

     We may be held liable if any of our products or operations cause injury or death or are found otherwise unsuitable during product testing, manufacturing, marketing or sale. We currently maintain general liability insurance related to our clinical trials. When necessary for our products, we intend to obtain product liability insurance. Insurance coverage may be prohibitively expensive, may not fully cover our potential liabilities or may not be available in the future. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. If we are sued for any injury caused by our products, the litigation could consume substantial time and attention of our management and our liability could exceed our total assets.

RISKS RELATED TO THIS OFFERING

WE MAY ALLOCATE THE NET PROCEEDS FROM THIS OFFERING IN WAYS THAT YOU AND OTHER SHAREHOLDERS MAY NOT APPROVE.

     Management will have significant discretion in applying the net proceeds of this offering and could use these proceeds for purposes other than those contemplated at the time of the offering.

IF OUR OFFICERS, DIRECTORS AND LARGEST SHAREHOLDERS CHOOSE TO ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTERESTS AND NOT NECESSARILY THOSE OF OTHER SHAREHOLDERS.

     Following completion of the public offering, our directors, executive officers and principal shareholders and their affiliates will beneficially own
approximately   % of our common stock, based on their beneficial ownership as of
December 31, 2000. Accordingly, they collectively will have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring shareholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders.

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID IN THIS OFFERING.

     Prior to this offering, there has been no public market for our common stock, and although we have applied for our common stock to be listed on the Nasdaq National Market, an active public market for our common stock may not develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices.

OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

     The market prices for securities of biotechnology and emerging pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. The stock market has from time to time experienced extreme price and volume fluctuations that have affected particularly the market prices for biotechnology and emerging pharmaceutical companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

      -- announcements of technological innovations or new commercial products by our competitors or us;

      --   developments concerning proprietary rights, including patents;

      -- delay or failure in initiating, conducting, completing or analyzing clinical trials or problems relating to the design, conduct or results of these trials;

      --   developments concerning our collaborations;

      -- publicity regarding actual or potential medical results relating to products under development by our competitors or us;

      -- conditions and publicity regarding the life sciences industry generally;

      --   regulatory developments in the U.S. and foreign countries;

      --   period-to-period fluctuations in our financial results;

      -- differences in actual financial results versus financial estimates by securities analysts and changes in those estimates;

      --   litigation; or

      --   general economic and other external factors or disaster or crisis.

     Securities class action litigation is often initiated against companies following periods of volatility in the market price of the companies' securities. Involvement in securities litigation could result in substantial costs for us and divert our management's attention and resources, potentially resulting in serious harm to our business. If securities litigation against us is successful, we could incur significant costs or damages.

IF OUR SHAREHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THE PUBLIC OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. After completion of the public
offering, we will have           outstanding shares
of common stock, which assumes no exercise of outstanding options or warrants after December 31, 2000, and no exercise of the underwriters' over-allotment option.

     The shares sold in this offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. All of our officers and directors and certain shareholders,
who together hold      % of our outstanding common stock, have agreed, pursuant
to certain lock-up agreements, that they will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters of this offering. Upon expiration of the lock-up agreements, the shares subject to these agreements will be immediately eligible for resale subject to the requirements of Rule 144 under the Securities Act.

     Upon completion of this offering and expiration of applicable lock-up
agreements, holders of an aggregate of      shares of our common stock will be
entitled to registration rights with respect to the registration of their shares under the Securities Act. Such shareholders, by exercising their demand rights, could cause a large number of shares to be registered and sold on the public market.

     In addition, we intend to file a registration statement on Form S-8
covering an aggregate of      shares of common stock issuable upon exercise of
options to purchase common stock and common stock reserved for issuance under our stock plans after the effective date of the registration statement of which this prospectus is a part. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER TEXAS LAW MAY MAKE AN ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR SHAREHOLDERS, MORE DIFFICULT.

     Provisions of our amended and restated articles of incorporation and amended and restated bylaws, as well as provisions of Texas law, could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders.

     These provisions:

      -- establish that members of the board of directors may be removed only for cause upon the affirmative vote of shareholders owning at least two-thirds of our capital stock;

      -- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

      --   limit who may call a special meeting of shareholders;

      -- prohibit shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders; and

      -- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings.

     These provisions, along with Part 13 of the Texas Business Corporation Act, which imposes additional approval requirements for certain acquisitions of public companies, may discourage, delay or prevent a tender offer or takeover attempt that one or more of our shareholders may consider to be in their best interests, including offers or attempts that could result in a premium over the market price of our common stock.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Purchasers in the public offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. To the extent we raise additional capital by issuing equity securities, our shareholders may experience additional substantial dilution. Additional dilution is also likely to occur upon the exercise of options and warrants granted by us.

WE MAY NOT DECLARE OR PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock. Neither Texas law nor our amended and restated articles of incorporation require our board of directors to declare dividends on our common stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should," "will" or "would" or the negative of these terms or similar expressions. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

      --   our business strategies and plans;

      --   our technologies and research and development programs;

      --   our ability to obtain marketing approval for our product candidates;

      --   our intellectual property portfolio; and

      -- our ability to develop products suitable or available for commercialization.

     Although we believe that the predictions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. The Act does not provide protection for initial public offerings and may not be available for our forward-looking statements in this prospectus.

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

                                USE OF PROCEEDS

     The net proceeds to us from this offering are estimated to be approximately
$     million at an assumed initial public offering price of $     per share,
after deducting underwriting discounts, commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us are estimated to be approximately $ million.

     We expect to use these proceeds for the following:

      -- advancing our product candidates through preclinical and clinical development;

      --   discovering and developing new drug candidates; and

      -- general corporate purposes, including working capital and capital expenditures.

     Although no acquisitions are being contemplated or negotiated as of the date of this prospectus, and no portion of the net proceeds has been allocated for any specific acquisition, we may decide to use the proceeds to acquire or invest in businesses, products and technologies that we believe will enhance our business.

     The amounts and timing of our actual expenditures for each purpose may vary significantly depending on numerous factors, including the status of our product development efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. Neither Texas law nor our amended and restated articles of incorporation require our board of directors to declare dividends on our common stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2000:

      --   on an actual basis;

      -- on a pro forma basis to give effect to automatic conversion of our preferred stock into common stock upon completion of this offering and the $15.0 million up-front cash payment we received from ASTA Medica A.G. in January 2001; and

      -- on a pro forma as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial
           public offering price of $     per share, after deducting the
           underwriting discounts, commissions and estimated offering expenses payable by us.

                                                                   DECEMBER 31, 2000
                                                           ----------------------------------
                                                                                   PRO FORMA
                                                            ACTUAL    PRO FORMA   AS ADJUSTED
                                                           --------   ---------   -----------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Cash, cash equivalents and marketable securities.........  $ 18,041   $ 33,041     $
                                                           ========   ========     ========
Redeemable convertible preferred stock, Series A, $0.01
  par value;      shares authorized,      shares issued
  and outstanding, actual; no shares authorized or
  outstanding, pro forma and pro forma as adjusted.......  $  3,770   $     --
Shareholders' equity (deficit):
  Preferred stock, $0.01 par value;      shares
     authorized,      shares issued and outstanding,
     actual; no shares issued pro forma and pro forma as
     adjusted............................................        34         --
  Common stock, $0.01 par value;      shares authorized,
          shares issued and outstanding, actual;
     shares issued and outstanding, pro forma;
     shares issued and outstanding, pro forma as
     adjusted............................................        37         89
  Additional paid-in capital.............................    52,335     56,087
  Deferred stock compensation............................    (2,670)    (2,670)
  Accumulated deficit....................................   (35,489)   (35,489)
                                                           --------   --------     --------
     Total shareholders' equity..........................    14,247     18,017
                                                           --------   --------     --------
          Total capitalization...........................  $ 18,017   $ 18,017     $
                                                           ========   ========     ========

     This table excludes:

      --        shares issuable upon the exercise of options outstanding as of
           December 31, 2000, at a weighted average exercise price of $     per
           share;

      --        shares issuable upon the exercise of warrants outstanding as of
           December 31, 2000, at a weighted average exercise price of $     per
           share; and

      --        additional shares available for future grant under our 2001
           Stock Option Plan, our 1993 Stock Option Plan and our 1995 Director Stock Option Plan.

                                    DILUTION

     The pro forma net tangible book value on December 31, 2000, giving effect to the automatic conversion of all shares of preferred stock outstanding as of that date into shares of common stock upon completion of this public offering
was approximately $     million, or $     per share. Pro forma net tangible book
value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common
stock immediately afterwards. Assuming our sale of      shares of common stock
offered by this prospectus at an assumed initial public offering price of $
per share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma net tangible book value after
this offering would have been approximately $     million, or $     per share.
This represents an immediate decrease in net tangible book value of $     per
share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share at December
     31, 2000...............................................  $
  Increase attributable to this offering....................
                                                              --------
Pro forma net tangible book value per share after
  offering..................................................
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     The following table summarizes, on a pro forma basis as of December 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing shareholders and the purchasers of shares of common stock in this initial public offering. We have assumed an initial public
offering price of $     per share and no exercise of the underwriters'
over-allotment option, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                                           TOTAL
                                 SHARES PURCHASED      CONSIDERATION
                                ------------------   ------------------   AVERAGE PRICE
                                 NUMBER    PERCENT    AMOUNT    PERCENT     PER SHARE
                                --------   -------   --------   -------   -------------
Existing Shareholders.........                  %    $               %      $
New Investors.................
                                --------     ---     --------     ---       --------
          Total...............                  %    $               %      $
                                ========     ===     ========     ===       ========

     The foregoing discussion and tables assume no exercise of any outstanding stock options or warrants at December 31, 2000. The exercise of all options and warrants outstanding as of December 31, 2000 having an exercise price less than the offering price would increase the dilutive effect to new investors to $ per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data in this section is not intended to replace such financial statements.

     The statements of operations data for the years ended March 31, 1998, 1999 and 2000, and the balance sheet data as of March 31, 1999 and 2000, have been derived from our financial statements which have been audited by Ernst & Young LLP, our independent auditors, and are included in this prospectus. The statements of operations data for the years ended March 31, 1996 and 1997, and the balance sheet data as of March 31, 1996, 1997 and 1998 have been derived from our audited financial statements not included in this prospectus. The statements of operations data for the nine months ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 2000, have been derived from our unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair presentation of the information. Historical results are not necessarily indicative of future results. See notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per share and pro forma basic and diluted net loss per share.

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                                YEAR ENDED MARCH 31,                   DECEMBER 31,
                                                   -----------------------------------------------   -----------------
                                                    1996      1997      1998      1999      2000      1999      2000
                                                   -------   -------   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues.........................................  $    --   $ 2,068   $    29   $   115   $   305   $   178   $   299
Operating expenses:
  Research and development.......................    2,581     3,245     3,722     4,481     5,848     4,089     7,984
  General and administrative.....................    1,037     1,132     1,275     1,262     1,420     1,008     2,037
                                                   -------   -------   -------   -------   -------   -------   -------
        Total operating expenses.................    3,618     4,377     4,997     5,743     7,268     5,097    10,021
                                                   -------   -------   -------   -------   -------   -------   -------
Loss from operations.............................   (3,618)   (2,309)   (4,968)   (5,628)   (6,963)   (4,919)   (9,722)
Interest income (expense), net...................      203       255       219       642       567       389       876
                                                   -------   -------   -------   -------   -------   -------   -------
Net loss.........................................  $(3,415)  $(2,054)  $(4,749)  $(4,986)  $(6,396)  $(4,530)  $(8,846)
                                                   =======   =======   =======   =======   =======   =======   =======
Net loss per common share, basic and diluted.....  $ (1.04)  $ (0.60)  $ (1.37)  $ (1.43)  $ (1.81)  $ (1.28)  $ (2.44)
Shares used in computing net loss per common
  share, basic and diluted.......................    3,278     3,414     3,479     3,496     3,540     3,531     3,633
Pro forma net loss per common share, basic and
  diluted........................................                                          $ (0.76)            $ (1.01)
Shares used in computing pro forma net loss per
  common share, basic and diluted................                                            8,385               8,750

                                                                  YEAR ENDED MARCH 31,                      AS OF
                                                   ---------------------------------------------------   DECEMBER 31,
                                                    1996       1997       1998       1999       2000         2000
                                                   -------   --------   --------   --------   --------   ------------
                                                                     (IN THOUSANDS)                      (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities.....................................  $ 7,121   $  5,863   $ 16,574   $ 12,339   $ 20,141     $ 18,041
Working capital..................................    6,827      5,737     16,254     10,555     18,792       16,653
Total assets.....................................    8,972      7,698     18,063     13,853     21,411       20,880
Long-term obligations, net of current portion....    1,095      1,068      1,055         25          7           --
Deferred revenue, net of current portion.........       --         --         --         --      1,443        1,215
Redeemable convertible preferred stock...........    3,770      3,770      3,770      3,770      3,770        3,770
Deferred stock compensation......................       --         --         --         --        (32)      (2,670)
Accumulated deficit..............................   (8,457)   (10,511)   (15,260)   (20,246)   (26,643)     (35,489)
Total shareholders' equity.......................    3,614      2,564     12,555      8,120     14,603       14,247

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read with "Selected Financial Data" and our financial statements and notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors."

OVERVIEW

     Since our founding in May 1992, we have focused on applying our mechanism-based approach to the discovery, design and clinical development of new, small molecule based pharmaceuticals for the treatment of cancer and the common and serious side effects of existing cancer treatments. We have three new oncology drug candidates currently in human clinical testing and several other new drug candidates in preclinical research and development. We maintain a number of strategic alliances with third parties, including ASTA Medica A.G., Grelan Pharmaceutical Co., Ltd., Cray Inc. and The Johns Hopkins Oncology Center, that provide us with support in critical areas.

     We have incurred net losses since our inception, and we expect to incur substantial and increasing losses for at least the next several years as we expand our research operations and clinical development activities. To date, we have funded our operations primarily through the sale of equity securities, interest income and non-equity payments from our strategic alliance partners. As of December 31, 2000, our accumulated deficit was approximately $35.5 million.

     We expect our sources of funds for the next several years to consist primarily of interest income and payments under current and possibly future strategic alliances. We typically recognize payments under strategic alliances over the shorter of the term of the agreement or the expected product development period. We expect that our operating expenses will increase and accelerate as the process of developing our product candidates will require significant expenditures for research and development, preclinical testing and clinical trials, the manufacture of our product candidates and compliance with U.S. and foreign regulatory requirements. The expenditures for these activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future. To date, we have no products that have generated any revenue. We will not receive product revenue unless we or one or more of our strategic alliance partners completes the clinical trial process, obtains regulatory approval and successfully commercializes one or more of our product candidates.

RESULTS OF OPERATIONS

     COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999

     Revenues. Total revenue for the nine months ended December 31, 2000, was $299,000 as compared to $178,000 for the nine months ended December 31, 1999. Revenue for these periods resulted primarily from our license and development agreement with Grelan Pharmaceutical Co., Ltd. See "Business-Strategic Alliances-Grelan Pharmaceutical Co., Ltd."

     Operating Expenses. Research and development expenses were $8.0 million for the nine months ended December 31, 2000, and $4.1 million for the nine months ended December 31, 1999. The increase was due primarily to recognition of compensation expense related to non-employee and employee stock options of $3.3 million and increased expenditures related to the development of BNP7787, specifically the addition of key personnel and the manufacture of drug product in preparation for Phase 3 clinical trials. We expect research and development expenses to increase significantly over the next several years as we expand our research and product development efforts.

     General and administrative expenses were $2.0 million for the nine months ended December 31, 2000, compared with $1.0 million for the nine months ended December 31, 1999. The increase was primarily due to additional personnel, professional service fees and compensation expense of $291,000 related to employee stock options. We expect that general and administrative expenses will increase in the future to support continued growth of our research and development efforts and to accommodate new demands associated with operating as a public company.

     Interest Income, Net. Net interest income was $876,000 for the nine months ended December 31, 2000, compared with $389,000 for the nine months ended December 31, 1999. The increase reflects our higher average cash and cash equivalents and short-term investment balances as a result of our $12.1 million Series F preferred stock equity financing completed in March 2000.

     COMPARISON OF FISCAL YEARS ENDED MARCH 31, 2000, 1999 AND 1998

     Revenues. Total revenue was $305,000 in fiscal year 2000, compared with $115,000 in fiscal year 1999 and $29,000 in fiscal year 1998. The increase in fiscal year 2000 was due to the receipt of a $2.0 million payment from Grelan, which will be recognized over the development period of BNP7787 in Japan. The increase in fiscal year 1999 was due to an increase in clinical trial drug supply shipped to Grelan.

     Operating Expenses. Research and development expenses were $5.8 million in fiscal year 2000, compared with $4.5 million in fiscal year 1999 and $3.7 million in fiscal year 1998. Research and development expenses increased as a result of higher development expenses primarily associated with BNP7787, along with higher expenses associated with the hiring of additional personnel to support our expanding research and product development efforts.

     General and administrative expenses were $1.4 million in fiscal year 2000, compared with $1.3 million in fiscal year 1999 and $1.3 million in fiscal year 1998. The increase in fiscal year 2000 is primarily due to increased professional and administrative staffing to support our increased research and development activities.

     Interest Income, Net. Our net interest income for fiscal year 2000 was $567,000, compared with $642,000 in fiscal year 1999 and $219,000 in fiscal year 1998. This decrease in fiscal year 2000 was due to lower average balances in interest bearing accounts and the increase in fiscal year 1999 was due to higher average balances in interest bearing accounts as a result of our $14.9 million Series E preferred stock equity financing completed in June 1998.

INCOME TAXES

     As of March 31, 2000, we had net operating loss carryforwards for income tax purposes of approximately $22.5 million, which will expire beginning in 2008 and continuing through 2015. In addition, we have a research and development tax credit of approximately $787,000 available to offset future taxable income. The U.S. tax laws contain provisions that may limit our ability to use net operating loss and tax credit carryforwards in any year and, as a result, some may expire unused. As realization of such tax benefits is not assured, we have provided a 100% valuation allowance against the related deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2000, we had $18.0 million in cash and cash equivalents, as compared to $20.1 million at March 31, 2000. The cash balance as of December 31, 2000, excludes the up-front cash payment of $15.0 million received from our strategic alliance partner ASTA Medica A.G. in January 2001. This cash payment will be recognized as revenue over the expected four-year development period of BNP7787 for international markets starting in April 2001. In order to preserve principal and maintain liquidity, our funds are primarily invested in U.S. Treasury and agency obligations and highly-rated corporate obligations.

     In October 2000, Grelan purchased $4.0 million of our Series G preferred stock in connection with the KI Pharma joint venture. In December 2000, Cray Inc. purchased $760,000 of our Series G preferred stock. In addition, we purchased computer equipment from Cray for $760,000 in December 2000.

     Since our inception, our primary sources of funds have been the sale of equity securities, non-equity payments from strategic alliance partners and interest income. As of December 31, 2000, we had raised $49.6 million from the sale of equity securities, including $7.8 million from strategic alliance partners, and received $4.0 million in non-equity payments from strategic alliance partners.

     We have a $500,000 revolving line of credit with Chase Manhattan Bank which expires October 14, 2001. Borrowings under this line of credit bear interest at prime plus 1.5% or LIBOR plus 1.5%, payable monthly, subject to certain collateral requirements. The terms of the line of credit require that we maintain at least $1.0 million in cash, cash equivalents or investments at the bank. As of December 31, 2000, there was no balance outstanding on this line of credit.

     We expect that additional funding will be required in the future to finance our operations. We do not know whether additional funding will be available when needed, or that if available we will obtain the funding on terms favorable to our shareholders or to us. We expect to incur substantial expenses related to the further research and development of our technologies and product candidates. These expenses include, but are not limited to, increases in personnel and equipment, preclinical research and clinical trial costs, costs to manufacture our product candidates and patent filing and prosecution and intellectual property maintenance costs.

     We believe that the net proceeds from this offering and our existing cash and investment securities will be sufficient to support our current operating plan through at least our fiscal year ending March 31, 2003. We have based this estimate on assumptions that may prove to be incorrect. Our future capital requirements will depend on many factors, including the progress of our research and development efforts, the scope and results of preclinical and clinical studies of our product candidates, the cost and timing of regulatory approvals of our product candidates, technological advances, the reevaluation of the commercial potential of any of our product candidates in light of developments in our industry or market, the status of competitive products, the establishment of a sales force in the U.S. and the development of manufacturing capacity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk is confined to our cash and cash equivalents and short-term investments that have maturities of less than six months. We maintain an investment portfolio that consists of U.S. government debt obligations and investment grade commercial paper that matures within six months of purchase, and which we believe are subject to limited credit risk. We do not currently hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the realized value of our investment portfolio or resulting investment income.

     We have operated primarily in the U.S. and all funding activities with our strategic alliance partners to date have been made in U.S. dollars. Accordingly, we have not had any exposure to foreign currency rate fluctuations. In the future, if we commercialize products through our international strategic alliances, we will be subject to foreign currency rate fluctuations. We have not yet adopted a strategy for this future currency rate exposure as it is anticipated that commercial sales are still a number of years away.

                                    BUSINESS

OVERVIEW

     We design and develop small molecule drugs for the treatment of cancer and prevention of side effects associated with existing cancer therapies using a proprietary approach we call "mechanism-based" drug discovery. Our approach integrates our multidisciplinary competencies in medicine, quantum and classical physics, chemistry, biology and pharmacology with advanced supercomputing systems and proprietary software. Using this approach, we identify, simulate and elucidate the atomic and chemical mechanisms by which drugs and their targets function. We believe that the in-depth understanding of drug and target mechanisms of action that our approach brings to the early stages of drug discovery improves the efficiency of the drug discovery process and facilitates the development of potentially more effective drugs. We have applied our approach to advance three new oncology drug candidates into clinical trials.

     BNP7787. Our lead product candidate, BNP7787, is entering Phase 3 clinical testing for the prevention of some of the common and serious side effects associated with taxane and platinum drugs, which are widely used for cancer treatment. We have observed in ongoing Phase 1 clinical testing that BNP7787 appears to be well-tolerated and may reduce these side effects, particularly nerve and kidney damage. Based upon our preclinical and clinical data and the lack of effective therapy for these side effects, the FDA has granted us a fast track development designation for the use of BNP7787 to prevent or reduce the incidence or severity of paclitaxel-associated nerve damage. In the second calendar quarter of 2001, we plan to commence a U.S. Phase 3 pivotal clinical trial of BNP7787 with paclitaxel, the most widely used taxane, in patients with metastatic breast cancer. During 2001 and 2002, we also intend to initiate one or more additional Phase 3 pivotal trials in Europe of BNP7787 with paclitaxel and platinum drug combinations in patients with other types of cancer.

     BNP1350. Our second product candidate, BNP1350, is a member of a novel class of camptothecins we call karenitecins. Camptothecins are known to have broad anticancer activity, but their use has been limited in part because of common and serious side effects. We have designed BNP1350 to overcome many of the important limitations of existing camptothecins. BNP1350 is currently in Phase 1 clinical trials for the treatment of various types of solid tumors. We intend to initiate Phase 2 clinical trials during 2001.

     MDAM. Our third product candidate, MDAM, is structurally similar to methotrexate, a drug commonly used to treat various types of cancers and inflammatory and autoimmune diseases, including rheumatoid arthritis and psoriasis. We believe MDAM will exhibit potential therapeutic advantages and a favorable safety profile compared to methotrexate. We have completed a Phase 1 clinical trial of MDAM in patients with various types of cancers, and we plan to conduct additional Phase 1 clinical trials commencing in late 2001 or early 2002.

     We also have several preclinical research and development programs underway and are evaluating a number of novel cancer targets. We believe our mechanism-based approach will allow us to take advantage of the increasing availability of genomic information and move efficiently from identification of a drug target to an in-depth understanding of the mechanisms by which that drug target functions and, ultimately, to the discovery of a highly specific drug candidate. For example, one of our leading preclinical programs is focused on enzymes called DNA Methyltransferases, which appear to be critical in gene regulation. We believe that abnormal activity of DNA Methyltransferases can lead to aberrant gene expression in various types of tumors, and therefore DNA Methyltransferases are an important potential target for novel cancer drugs. We are currently developing several drug candidates that we believe will interact with these enzymes.

TRADITIONAL APPROACHES TO DRUG DISCOVERY

     There is intense competitive pressure to increase the efficiency and cost-effectiveness of drug discovery. Traditional approaches to drug discovery rely largely upon trial-and-error methods. In the oncology field, these approaches to drug discovery have been slow to introduce new effective cancer drugs. Pharmaceutical and biotechnology companies have developed many important discovery technologies intended to accelerate the process of drug discovery and reduce the associated costs. These approaches include the following:

      -- Combinatorial chemistry, which involves the rapid creation of large libraries of related compounds for the purpose of identifying compounds active against a particular target.

      -- High-throughput screening, which is an automated approach that uses robotics to rapidly test a large number of candidate compounds for activity against a drug target in the laboratory.

      -- Rational drug design, which utilizes x-ray crystallography or other methods to ascertain the three-dimensional structure of a biological target in order to engineer a drug molecule specific to that target.

     Combinatorial chemistry and high-throughput screening have resulted in an increased capacity to rapidly synthesize and test compounds active against a given target. These technologies provide an abundance of information related to the potency of compounds against the target, but the overall utility of that information in the discovery process can be limited. This is due to the fact that these approaches provide only a partial understanding of the interaction of the drug candidate and the target at the atomic level. Rational drug design provides more information about the structure of the drug target and how it may interact with the drug. However, many molecular target structures cannot be characterized by x-ray crystallography. For those molecules that can be identified by x-ray crystallography, this process provides only a static representation of the three-dimensional structure and does not account for the dynamic nature and other properties of the molecule. While these approaches have significantly improved the overall drug discovery process, they are not able to address many of the interactions that a drug may undergo in the human body, including interactions that can affect toxicity, metabolism and delivery. The impact of these interactions can be critical to the desirability of a drug candidate, but may not become evident until later stages of testing after a substantial investment of time and resources has been made in the drug candidate.

OUR MECHANISM-BASED APPROACH TO DRUG DISCOVERY

     Our multidisciplinary process combines our skills in medicine, physics, pharmaceutical sciences and information technology to develop novel cancer therapies. Our mechanism-based approach unites these disciplines around high performance computing and incorporates the strengths of traditional drug discovery approaches to increase the efficiency of the development process. We use our approach to develop a deeper understanding of the molecular interactions that occur between a compound and its biological target and how those interactions are likely to occur in the human body. We use supercomputers and proprietary software to develop three-dimensional models and simulate atomic structures and chemical interactions of drugs and targets. We develop a virtual biologic setting by accounting for a variety of relevant variables, including chemical properties, temperature and the presence of water. Our approach lets us test various hypotheses by simulation, allowing us to predict whether a given biologic outcome is likely to occur. We then conduct laboratory testing to confirm and refine hypotheses that are supported by our computer simulations. We believe our approach provides important information about drug safety, delivery and formulation earlier in the drug development process, potentially reducing cost and risk. In addition, our approach allows us to utilize data generated from traditional drug discovery approaches, including combinatorial chemistry, high-throughput screening and rational drug design.

     Once we have identified the likely mechanisms of action of a target and characterized the properties of potential drug candidates using our supercomputers, we use a variety of laboratory techniques to further study the efficacy, safety, delivery, metabolism, formulation and synthesis of drug candidates. Through an iterative process, we refine our understanding using both laboratory and computer analyses. When a strong and consistent correlation between experimental observations and physics-based computer models is observed, we are able to further optimize potential candidates. We can then focus our resources on the synthesis of new compounds that fulfill specific pharmaceutical development criteria. Because of the in-depth information we derive from our combined computer and laboratory analyses, we are able to conduct actual laboratory synthesis and biological and toxicological evaluations on a greatly reduced number of compounds that we have selected from large numbers of potential candidates.

     Based on our ability to elucidate mechanisms by which drug targets and potential drug candidates may interact, we are able to develop drug candidates using a variety of starting points:

      -- we can start with an existing drug class, the use of which has been limited due to safety and efficacy considerations, and refine our understanding of its interactions with potential drug targets to develop new compounds that are designed to overcome these limitations;

      -- we can start with a known or novel drug target and develop an understanding of its structure and mechanisms to design novel drug candidates that will interact with that target; and

      -- we can start with genomic sequence data and generate three-dimensional protein structures using our proprietary software.

We are also developing the ability to simulate protein-protein interactions, which we believe will provide us with a greater understanding of the role of proteins in cell function and disease and will help us identify novel drug targets.

OUR STRATEGY

     Our strategy includes the following key components:

      -- Design and Develop New Small Molecule Drugs Applying our Mechanism-based Approach. Our focus is to design and develop safer and more effective small molecule drugs using our mechanism-based approach. We apply our approach to bring an in-depth understanding of the mechanisms by which drugs and their targets function to the early stages of the drug discovery process. We believe that this approach improves the efficiency of our drug discovery efforts and positions us to advance higher quality, lower risk drug candidates into human clinical trials.

      -- Focus on Novel Cancer Therapeutics. We focus on discovering and developing new drugs that are aimed at the primary treatment of common cancers or that prevent or reduce common and serious side effects of existing cancer therapies. We concentrate on cancer treatment because of the potential to address major unmet medical needs in a large and growing patient population, the current lack of effective cancer therapies, the potential for expedited FDA approval and the strong clinical, regulatory and scientific experience of our management and advisors in the oncology field.

      -- Retain Substantial Commercial Potential of Our Products. We generally intend to retain rights to develop, manufacture and sell our drugs in the U.S. and Canada and to pursue strategic alliances or joint ventures in other territories. We intend to advance our core products into later stages of clinical development before forming alliances in order to retain a greater proportion of the potential value of our product portfolio. For example, we have formed a strategic alliance and a joint venture involving development and marketing rights to BNP7787 outside the U.S. and Canada, while retaining all remaining rights to BNP7787.

      -- Continue to Expand our Leadership Position in Applying Supercomputing Technology to Drug Discovery and Development. We will continue to improve the database capabilities and processing capacity of our supercomputers and will continue to expand the applications of our proprietary software. Our goal is to improve the quality and applicability of our simulation technology to enhance our ability to discover and develop new small molecule drugs.

OUR PRODUCTS

     We are focused on developing safer and more effective drugs for the treatment of cancer and for the prevention or reduction of toxic side effects associated with certain types of cancer treatments. We have focused on the discovery and development of new cancer drugs for several reasons:

      -- Large unmet medical need. Cancer is a leading cause of death worldwide and the second leading cause of death in the U.S., with approximately 1.2 million new cases and over 550,000 deaths expected in the U.S. in 2001. There is a lack of effective drugs for the treatment of common types of cancer and prevention or reduction of the common and serious side effects of existing cancer drugs. As a result, there is a substantial need to improve the primary treatment and quality of life for cancer patients.

      -- Our core area of competence. The background and experience of our management and advisors in oncology provide us with a competitive advantage in applying our mechanism-based approach to design and develop new drugs for the treatment of cancer patients.

      -- Large market opportunities. The worldwide market for cancer and cancer-related therapies continues to grow and is currently estimated to be approximately $9.5 billion annually.

      -- Favorable market characteristics. The oncology market is characterized worldwide by a small target audience of physicians who prescribe oncology drugs. Oncologists and cancer patient groups are often early adopters of new therapies, particularly therapies that are life-saving or improve quality of life. Additionally, given the life-threatening nature of cancer, regulatory authorities have committed to prioritize the development and review process for cancer drug candidates.

     Our current portfolio of products under development is designed to address a variety of cancers and some of the serious and common side effects of the most commonly prescribed cancer treatments. Below is a summary of our current portfolio of products under clinical and preclinical development.

                          PRODUCT DEVELOPMENT PIPELINE

         CANDIDATE             POTENTIAL INDICATION(S)         STATUS         TERRITORY  PARTNER(S)
         ---------             -----------------------         ------         ---------  ----------
BNP7787                        Nerve damage induced by    Phase 3,              U.S.         --
                               paclitaxel in metastatic   commencing 2nd
                               breast cancer              calendar quarter
                                                          2001
                               Nerve damage induced by    Phase 3, expected    Europe    ASTA Medica
                               paclitaxel and cisplatin   in 2001
                               in non-small cell lung
                               cancer
                               Nerve damage induced by    Phase 3, expected    Europe    ASTA Medica
                               paclitaxel and cisplatin   in 2002
                               in ovarian cancer
                               Nerve and kidney damage    Phase 1, ongoing      U.S.         --
                               induced by paclitaxel
                               and cisplatin
                               Nerve and kidney damage    Phase 1, ongoing     Europe    ASTA Medica
                               induced by cisplatin
                               Nerve and kidney damage    Phase 1, ongoing      Japan     KI Pharma
                               induced by paclitaxel
                               and cisplatin

BNP1350                        Malignant brain tumors,    Phase 2, planned      U.S.         --
                               non-small cell lung        for 2001
                               cancer
                               Adult and pediatric        Phase 1, ongoing      U.S.         --
                               solid tumors
                               Solid tumors               Preclinical           Japan     KI Pharma
MDAM                           Solid tumors               Phase 1               U.S.         --
                               Psoriasis, rheumatoid      Preclinical            --          --
                               arthritis
DNA Methyltransferase          Solid tumors               Preclinical            --          --
modulators
Novel DNA binding agents       Solid tumors               Preclinical            --          --
Novel taxanes and              Solid tumors               Preclinical            --          --
formulations
Novel platinum compounds       Solid tumors               Preclinical            --          --
Novel cytoprotective agents    Common toxicities          Preclinical            --          --
                               associated with
                               chemotherapy

BNP7787

     OVERVIEW

     We are developing BNP7787 as a new drug candidate to protect healthy cells from the toxicity of taxanes and platinum drugs.

     Taxanes. Taxanes are a family of drugs that have been shown to be effective in treating various types of cancer, including ovarian, breast, lung, and melanoma. Paclitaxel, marketed by Bristol-Myers Squibb as Taxol(R), is the most frequently prescribed taxane and has become the standard of care for treating breast cancer and other cancers. We estimate that global sales of taxanes were approximately $2.1 billion in 2000. Despite the broad antitumor activity of taxanes, their clinical usefulness has been limited by common side effects such as painful nerve damage, reduction of white blood cell counts, liver damage, allergic reactions, nausea and vomiting. For example, it is estimated that approximately 60% of patients receiving paclitaxel experience some form of drug-induced nerve damage. Some taxane-induced side effects are so common, and in some instances so severe, that patients and their physicians may delay treatment, reduce dosage or discontinue therapy altogether. While medications designed to prevent or treat some of these side effects are available, there are currently no treatments for other serious taxane-induced side effects, particularly nerve damage.

     Platinum Drugs. Platinum drugs, such as cisplatin and carboplatin, are used to treat patients with a number of common cancers. Current worldwide revenues of cisplatin and carboplatin are estimated at more than $700 million annually. Both cisplatin and carboplatin can cause significant side effects, including nerve damage, nausea, vomiting, and bone marrow dysfunction. Importantly, cisplatin can also cause kidney damage. As is the case with taxanes, platinum drug-induced side effects often result in treatment delays, reductions in dosage or discontinuance of therapy altogether. Nerve damage has been reported for all doses and administration schedules of platinum drugs, but no therapies have been approved for the prevention or treatment of platinum drug-induced nerve damage. Some treatments, including infusions of saline, are available for kidney damage associated with cisplatin therapy. These treatments have been reported to produce side effects and commonly require additional monitoring during administration.

     APPLYING OUR MECHANISM-BASED APPROACH: BNP7787

     Using our mechanism-based approach, we have developed a new understanding of taxane and platinum drug mechanisms at the atomic level. As a result, we selected BNP7787 for further investigation. We believe BNP7787 can prevent or significantly reduce common and serious side effects of these drugs without affecting their ability to fight cancer.

     Set forth below are several of the key discoveries that we made as part of our development of BNP7787. These discoveries illustrate how we use our supercomputing capabilities as well as apply our expertise in multiple scientific disciplines to understand mechanisms and interactions of drugs and their biologic targets in an effort to develop new or better drugs.

     Discovery 1-Two Forms of Platinum

     Hypothesis. We initially hypothesized that platinum drugs may be converted and exist in the body in two major forms, one primarily responsible for toxicity to normal tissue and the other for antitumor activity.

     Computer Simulation. We performed a series of computer simulations of platinum drugs in order to assess the probability that various forms of platinum drugs would form and continue to exist in the body. Using our proprietary software, we were able to account for key variables such as the structural, chemical and biological properties of these potential platinum drug forms. We were able to identify those forms of platinum that were more likely to form and exist in the presence of water. Our simulations suggested that a modified form of platinum, called the monohydrated form, is highly water-soluble and would be the most likely form to exist in water-rich environments such as the bloodstream and many cells and organs of the human body.

     Laboratory Confirmation. In animal testing, we observed that this monohydrated form of platinum was very toxic relative to its unmodified form. Additionally, we confirmed that monohydrated cisplatin was much more water-soluble than unmodified cisplatin, leading us to believe that it can cause toxicity in those tissues in the body that have a high blood flow or water content, such as the kidneys, intestines, bone marrow and peripheral nerves. It is in these tissues where most of the toxicities associated with platinum drugs are typically observed.

     Discovery 2-Platinum Drugs Attack Tubulin

     Hypothesis. It has generally been acknowledged that taxanes interfere with the function of tubulin. Tubulin, one of the most abundant proteins in the body, is present in every cell and plays a key role in cell division, movement, nutrition and other functions. Importantly, tubulin plays a critical role in normal nerve function. We noted that the clinical symptoms of nerve damage induced by taxanes and platinum drugs had similar features. Accordingly, we hypothesized that the nerve damage commonly caused by taxanes and platinum drugs may involve the same biological target, tubulin. We hypothesized further that since tubulin is present in all cells, and because of certain chemical and structural features of tubulin, drug interaction with tubulin in normal cells could be responsible for the commonly observed toxicities associated with taxane and platinum chemotherapy.

     Computer Simulation. Using our computer models, we examined the three-dimensional structure of tubulin and found that the monohydrated form of platinum could bind to chemical structures on the surface of tubulin. These models suggested that the platinum binding to these regions could interfere with the normal function of tubulin. We also conducted simulations to gain a greater understanding of the interactions between taxanes and tubulin.

     Laboratory Confirmation. We performed laboratory tests that showed that the monohydrated form of platinum directly interferes with tubulin function.

     Discovery 3-Identification of Mechanisms for Toxicity

     Hypothesis. Given our new understanding of monohydrated platinum's mechanism of action, we hypothesized that if we could intercept the monohydrated platinum in normal tissues, we could potentially prevent or reduce the toxicity associated with cisplatin and other platinum drugs without reducing their antitumor activity. We studied existing agents intended to reduce toxicities associated with the administration of platinum-based chemotherapy drugs. Based on the fact that its chemical and physical properties most closely matched our hypothesis, we decided to investigate BNP7787 in greater detail.

     Computer Simulation. We performed a series of computer simulations in order to examine the respective interactions of protective agents with various forms of platinum and other molecules normally found in the bloodstream. We developed a deeper understanding of the mechanisms of action and chemical properties of these protective agents. Based on our models, we predicted that BNP7787 would be unlikely to interact with molecules normally found in the bloodstream, but believed that it was likely to interact directly with monohydrated platinum. Additionally, our models suggested that BNP7787 was stable and highly water-soluble, which led us to believe that BNP7787 could circulate to tissues having high blood flow or water content, such as the kidneys, bone marrow, intestine and peripheral nerve cells, areas where toxicities are commonly observed.

     Laboratory Confirmation. The observations from our laboratory experiments were consistent with our computer simulations. In animal models, we tested various doses of BNP7787 alone and in conjunction with cisplatin and other platinum agents. Our laboratory tests showed that BNP7787 was essentially non-toxic relative to other protective agents and that the combined administration of BNP7787 with platinum drugs did not result in additional toxicity, did not interfere with platinum antitumor activity, and had a pronounced effect in preventing or reducing kidney toxicity associated with the administration of an otherwise toxic or lethal dose of cisplatin. Our laboratory tests showed that BNP7787 could completely prevent platinum agents from interfering with certain of tubulin's key properties. We also observed that BNP7787 could largely protect tubulin from the toxic effects of taxanes. In animal studies, we observed that BNP7787 prevented nerve toxicity associated with cisplatin and paclitaxel in a significant number of cases.

     CLINICAL DEVELOPMENT SUMMARY OF BNP7787

     Overview

     We are currently conducting Phase 1 trials of BNP7787 in the U.S., Europe and Japan. Based in part on the early results of these trials, in July 1999, the FDA granted fast track designation to our development program for the use of BNP7787 to prevent or reduce the incidence or severity of paclitaxel-associated nerve damage. In the second calendar quarter of 2001, we intend to initiate a Phase 3 pivotal clinical trial of BNP7787 for the prevention or reduction of paclitaxel-associated nerve damage in patients with metastatic breast cancer. In coordination with our strategic alliance partner, ASTA Medica, we also intend to conduct one or more additional Phase 3 pivotal clinical trials of BNP7787 in Europe. It is our intent to use the results from these studies to support regulatory approvals in the U.S., Europe, and other territories. The design and endpoints of these European trials have not yet been finalized, but we expect that they will include patients with different types of cancer and different chemotherapy regimens than those to be studied in the planned U.S. Phase 3 trial. We believe that our clinical development program for BNP7787 will offer us considerable flexibility in shaping our U.S. and foreign regulatory approval strategy.

     Phase 1 Clinical Trials

     The primary objective of our Phase 1 studies is to assess the safety of various doses of BNP7787 alone and in combination with cisplatin alone or cisplatin and paclitaxel in patients with solid tumors. These studies are also investigating the possible effects of BNP7787 in reducing or preventing nerve and kidney toxicities associated with these treatments and the minimum safe volume of intravenous fluids that can be administered to patients receiving BNP7787 and these treatments.

     The U.S. Phase 1 clinical trial is comprised of two stages. Stage one of the trial is designed as a dose-escalating study in which patients receive BNP7787 at doses ranging from 4.1 to 41.0 g/m(2) in combination with paclitaxel and cisplatin chemotherapy. Patients receive BNP7787 with paclitaxel (175 mg/m(2)) and cisplatin (75 mg/m(2)) every 21 days. Stage one of the U.S. trial has been completed with 25 patients. In stage two of the U.S. trial, a second group of patients are being tested to determine the minimum safe volume of saline intravenous fluid that can be administered to patients receiving both BNP7787 and chemotherapy treatment with an endpoint of evaluating kidney toxicity. Large amounts of saline fluid are commonly administered to patients receiving cisplatin therapy to help protect against kidney toxicity. The volume of saline used for hydration in the study ranges from approximately 1.5 liters of saline fluid per treatment down to no saline administration. As of February 15, 2001, seven patients have been enrolled in stage two and we plan to enroll approximately seven additional patients.

     The study design of the European Phase 1 trial is similar to the U.S. trial, except that patients are treated only with cisplatin and BNP7787. The dose escalation range for BNP7787 and the cisplatin dose are the same as those used in the U.S. trial. Stage one of the European trial has been completed with 25 patients. In stage two of the European trial, a group of patients are also being tested for protection against kidney toxicity in the clinical setting of successive reductions in saline fluid volumes. As of February 15, 2001, 18 patients have been enrolled in stage two of the European trial and we plan to enroll approximately eight additional patients.

     In our Phase 1 clinical trials, BNP7787 appears to be well-tolerated. As of February 15, 2001, a total of 84 patients have received BNP7787 without serious side effects attributable solely to the drug. Of the 25 patients enrolled in stage one of the U.S. trial and the 25 patients enrolled in stage one of the European trial, no patient has discontinued treatment due to complications or toxicity associated with BNP7787.

     Below is an interim summary of the results of stage one of the U.S. and European Phase 1 trials. We evaluate patients using the National Cancer Institute Common Toxicity Criteria to describe the various severity grades of clinical toxicities associated with the chemotherapy regimen given to patients. Grade 1 nerve damage is considered as mild with no impairment of daily living activities or interference with the patient's ability to function. Grade 2 is considered as moderate with some interference with function but not with daily living activities. Grade 3 nerve damage is considered severely impaired function and Grade 4 nerve damage is considered very severely impaired function, including paralysis.

                                        NUMBER OF PATIENTS
                                           IN STAGE ONE
                                        ------------------
                                        U.S.        EUROPE
                                        ----        ------
Patients Enrolled                        25           25
Patients Evaluable for Toxicity          22           25

                                   U.S. STAGE ONE                           EUROPE STAGE ONE
                       ---------------------------------------   ---------------------------------------
                         NEUROTOXICITY       KIDNEY TOXICITY       NEUROTOXICITY       KIDNEY TOXICITY
                       ------------------   ------------------   ------------------   ------------------
      SEVERITY         PATIENTS   PERCENT   PATIENTS   PERCENT   PATIENTS   PERCENT   PATIENTS   PERCENT
      --------         --------   -------   --------   -------   --------   -------   --------   -------
       Grade 1            6         27%        5         23%        7         28%        1          4%
       Grade 2            4         18%        2          9%        0         --         0         --
       Grade 3            0         --         0         --         0         --         0         --
       Grade 4            0         --         0         --         0         --         0         --

     Grelan, our alliance partner in Japan, is conducting a Phase 1 trial of BNP7787 with paclitaxel and cisplatin. As of February 15, 2001, no Grade 3 or Grade 4 neurotoxicity has been observed in any of 11 treated patients in Japan.

     The clinical results that we have obtained to date regarding BNP7787 are preliminary and unaudited. The final results of these ongoing trials and later trials may not confirm these preliminary results.

     Planning of Phase 3 Clinical Trials for BNP7787

     Though we have not entered into a formal agreement with the FDA, we have completed extensive discussions with the FDA regarding the design and conduct of a U.S. Phase 3 pivotal trial for BNP7787 in patients with metastatic breast cancer. This double-blind, placebo-controlled, randomized study is scheduled to begin in the second calendar quarter of 2001 and will include approximately 20 sites and 260 patients. The study is intended to determine the safety of BNP7787 and its ability to prevent or significantly reduce paclitaxel nerve damage in an eight week course of therapy of either BNP7787 and paclitaxel or a placebo and paclitaxel. Importantly, the study is also intended to determine whether BNP7787 impairs the antitumor activity of paclitaxel. The primary endpoints of the study are:

      -- neurotoxicity, or the total incidence of moderate or severe tingling, pain or numbness that interferes with a patient's daily activities, as assessed by the patient in a Patient Neurotoxicity Questionnaire; and

      -- objective tumor response rate, which is used to assess whether BNP7787 adversely affects the antitumor activity of paclitaxel.

The design of the trial requires follow-up with patients after the inception of therapy for a period of up to 13 to 15 months to assess for survival. Including follow-up, we anticipate that this trial will take approximately four years to complete.

     In our U.S. Phase 3 clinical trial, we plan to use a weekly administration schedule for paclitaxel in metastatic breast cancer patients at a dose of 100 mg/m(2) for the first six weeks and 80 mg/m(2) thereafter. Paclitaxel is currently only approved for treatment of metastatic breast cancer in the U.S. for administration every three weeks at a dose of 175 mg/m(2). We are studying an unapproved dose and administration schedule of paclitaxel because we believe that this dose and administration schedule is already prevalent in the oncology community and will eventually become the standard of care. Our U.S. Phase 3 clinical trial alone will not be sufficient to obtain U.S. marketing approval of BNP7787 unless the new dose and administration schedule of paclitaxel are approved by the FDA prior to our filing of a new drug application for BNP7787.

     The safety and efficacy of the dose and administration schedule of paclitaxel under study in our U.S. Phase 3 trial are under investigation in ongoing clinical trials being conducted by other parties, including companies and institutions. If those studies yield positive results, a manufacturer of paclitaxel could seek U.S. regulatory approval of that dose and administration schedule. We cannot predict or control when, if ever, a manufacturer will decide to seek such approval. Even if a party seeks FDA approval of this new paclitaxel dose and administration schedule, the prospects of that approval will be subject to the same regulatory requirements of demonstrating safety and effectiveness that we face when seeking approval of BNP7787.

     In coordination with our strategic alliance partner, ASTA Medica A.G., we also plan to initiate one or more Phase 3 clinical trials of BNP7787 in Europe during 2001 and 2002. These trials will be conducted by ASTA Medica pursuant to a mutually agreeable clinical development plan for BNP7787 currently under discussion between us and ASTA Medica. We expect that these trials will study doses and administration schedules of paclitaxel and platinum drugs that have been approved in the U.S. and Europe. We also anticipate that these trials will have primary endpoints similar to those used in our Phase 3 U.S. trial. All of these expectations are based on preliminary discussions with ASTA Medica and the actual course of clinical development of BNP7787 in Europe may differ.

     A summary of the key aspects of the planned U.S. Phase 3 clinical trial and the anticipated European clinical trials of BNP7787 is set forth below.

 TRIAL, INDICATION                 TREATMENT                            COMMENTS
--------------------  -----------------------------------  -----------------------------------
Phase 3, metastatic   --   BNP7787 with paclitaxel         --   double-blind,
breast cancer                                                   placebo-controlled, randomized
                                                                study (U.S.)
                      --   unapproved dose and             --   patient treatment expected to
                           administration schedule of           commence in second calendar
                           paclitaxel                           quarter of 2001
                                                           --   approximately 260 patients and
                                                                20 sites expected
                                                           --   primary endpoints: aggregate
                                                                neurotoxicity, objective tumor
                                                                response rate

Phase 3, ovarian      --   BNP7787 with paclitaxel and     --   in planning stage (Europe)
cancer                     platinum
                      --   approved dose and               --   to be conducted by ASTA Medica
                           administration schedule of           pursuant to mutually agreeable
                           paclitaxel and platinum              development plan

Phase 3, non-small    --   BNP7787 with paclitaxel and     --   in planning stage (Europe)
cell lung cancer           platinum
                      --   approved dose and               --   to be conducted by ASTA Medica
                           administration schedule of           pursuant to mutually agreeable
                           paclitaxel and platinum              development plan

     Assuming positive results, we anticipate filing a new drug application with the FDA that is supported by the results of one or more of these Phase 3 trials. Working with our alliance partners, we intend to design and conduct our trials of BNP7787 in a manner that will allow the results from a trial in one territory to be used to support marketing approval of the drug in all territories in which we or our alliance partners may seek regulatory approval. As these trials proceed, we will determine, in consultation with the FDA and other regulatory authorities, at what point in our clinical development program and for what indications to seek approvals of BNP7787.

BNP1350

     OVERVIEW

     We have discovered and are developing a new class of camptothecins, which we call karenitecins, for the treatment of certain cancers. Our lead product candidate in this class is known as BNP1350.

     Camptothecins. Camptothecins are a class of highly active anticancer drugs. Several camptothecins are currently being marketed by large pharmaceutical companies in the U.S. and several more are currently in development. Camptothecins are reported to act by inhibiting the action of topoisomerase I, an enzyme found in cells that is involved in the synthesis and replication of DNA. The enzyme is found in significantly higher amounts, and degrades more slowly, in many types of cancer cells as compared to normal cells. The clinical use of camptothecins has been limited due to an incomplete understanding of their mechanism of action, high levels of toxicity, poor water solubility and inconsistent antitumor activity in patients. Nearly all naturally occurring camptothecins are poorly water-soluble, which enhances their antitumor activity but makes them difficult, and in many instances impossible, to formulate and administer. The majority of camptothecins on the market or in development have therefore been made water-soluble, which we believe reduces their antitumor activity and increases their propensity to cause harmful side effects.

     Karenitecins. Karenitecins have several potentially useful features, including broad anticancer activity, favorable metabolism and a potentially reduced sensitivity to drug resistance. Like other camptothecins, karenitecins are poorly water-soluble, but we have developed a process to formulate them without the reduced antitumor activity and increased risk of side effects associated with making camptothecins water soluble. In preclinical studies, karenitecins appear to have a higher amount of absorption following oral administration, thereby allowing more convenient oral administration. Unlike currently marketed camptothecins, karenitecins have not been known to be susceptible to commonly occurring drug-resistance mechanisms. Karenitecins have been specifically engineered for more favorable drug metabolism to achieve improved antitumor activity and reduced toxicity relative to other camptothecin derivatives.

     APPLYING OUR MECHANISM-BASED APPROACH: BNP1350

     Using our mechanism-based approach, we were able to develop and test hypotheses that allowed us to gain a better understanding of the mechanisms of action of camptothecin drugs. As a result, we designed, developed and synthesized BNP1350, a drug that we believe addresses many of the current limitations of camptothecin drugs. We engineered BNP1350 for superior antitumor activity, reduced toxicity and other considerations, including oral and intravenous administration. Several of the key discoveries that we made using our approach in the discovery and development of BNP1350 are summarized below.

     Discovery 1-Synthesis and Formulation of Poorly Water-soluble Camptothecins

     Hypothesis. Camptothecins are known to metabolize and exist in two forms in the body-a lactone form and a carboxylate form. These two forms have different biological activity and chemical properties. Prior studies have suggested that the lactone form is likely responsible for the antitumor activity of camptothecins. However, lactone forms of camptothecins are poorly water-soluble, which makes it difficult to formulate and administer these drugs. We hypothesized that it would be possible to synthesize and formulate lactone forms of camptothecins by developing a better understanding of their molecular properties.

     Computer Simulation. We performed computer simulations of various formulations of camptothecins using a number of variables. We characterized structural and chemical properties of camptothecins and developed a better understanding of the mechanism of action of the conversion between the lactone and carboxylate forms. As a result of our simulations, we determined that it is possible to make chemical modifications to the camptothecin molecules in order to formulate lactone forms of camptothecins.

     Laboratory Confirmation. Through laboratory experimentation, we created new pharmaceutical formulations that were able to dissolve poorly water-soluble camptothecins in their lactone form. This advancement was used to refine and optimize the physical formulation of our karenitecins to address our design criteria for safe administration, improved drug handling and a long shelf life. We further determined that the lactone stability of karenitecins was higher than that of other camptothecins.

     Discovery 2-Camptothecins Can Bind Directly to DNA in the Absence of Topoisomerase I

     Hypothesis. It is generally believed that camptothecins impart their antitumor effect by inhibiting the actions of topoisomerase I, an enzyme involved in DNA synthesis and replication. We believed, however, that previous experiments did not show a direct chemical or structural interaction between camptothecins and topoisomerase I. We hypothesized that the antitumor activity of camptothecins is generally a result of the lactone form of camptothecin binding directly to DNA independently of the presence of topoisomerase I. We also hypothesized that the increased levels of topoisomerase I present in tumor cells are important to camptothecins' ability to specifically identify and target tumor cells.

     Computer Simulation. We developed and used high-resolution models of DNA and camptothecins in our computer simulations to assess whether a direct interaction was likely to occur. We found evidence suggesting that such an interaction was possible and further determined that the DNA binding of the camptothecin carboxylate form was much weaker than the DNA binding of the camptothecin lactone form. Based on additional simulations, we determined that camptothecin binding to DNA could occur in either the absence or presence of topoisomerase I. As a result, our computer simulations supported our hypothesis that the lactone form is highly favored over the carboxylate form for direct DNA binding in the absence of topoisomerase I.

     Laboratory Confirmation. We conducted laboratory experiments using camptothecins and DNA and found that there was a direct interaction between camptothecins and DNA independent of the presence of topoisomerase I. Experiments conducted in the presence of both lactone and carboxylate forms of camptothecins showed that the lactone form bound preferentially to DNA in contrast to the carboxylate form. In preclinical testing, we observed that the lactone form had greater antitumor activity than the carboxylate form. Based on these experiments, we have refined our models and continue to examine in greater detail the possible chemical interactions between camptothecins and DNA.

     Discovery 3-Reducing Camptothecin Toxicity

     Hypothesis. We hypothesized that some of the common toxicities and variations in drug metabolism associated with some camptothecins were the result of an unfavorable metabolic process, known as glucuronidation, that primarily occurs in the liver. We believed that we could apply our approach to understand and potentially engineer these characteristics and other unfavorable properties out of our drug candidates and thereby reduce many of the common toxicities observed with FDA-approved camptothecins.

     Computer Simulation. We used our computer modeling capabilities to develop a better understanding of the properties that make a molecule susceptible to glucuronidation and we used this knowledge to design a novel karenitecin, BNP1350, so as to avoid this susceptibility. Our computer simulations suggested that under various conditions BNP1350 was highly unlikely to undergo glucuronidation.

     Laboratory and Clinical Confirmation. As a result of our simulations and experiments, we selected BNP1350 for further investigation based on its novelty, potency, broad antitumor activity, lactone stability and reduced toxicity. We have observed in early-stage clinical trials that BNP1350 does not undergo glucuronidation, and we have not observed severe diarrhea, the major toxicity that is believed to be associated with glucuronidation. Furthermore, we have confirmed in patients that BNP1350 exists in a higher lactone concentration in the bloodstream than reported for other camptothecins. We believe that our experimental and early clinical results have confirmed our original hypotheses and design goals.

     INTERIM SUMMARY OF ONGOING CLINICAL TRIALS AND KEY LABORATORY TESTING RESULTS FOR BNP1350

     In January 1999, we began a non-randomized single site Phase 1 clinical intravenous trial of BNP1350 in patients with advanced and incurable types of cancer. We intend to enroll a total of approximately 50 patients in the trial. The primary objectives for this ongoing Phase 1 trial are to determine the maximum tolerated dose at which reversible side effects occur and to characterize the pharmacokinetic behavior of BNP1350. The endpoints for the study include identifying any clinically important toxicities that allow us to characterize a recommended Phase 2 dose and administration schedule of the drug.

     In stage one of this Phase 1 trial, BNP1350 was administered intravenously at doses ranging from 0.15 up to 2.4 mg/m(2). The major dose-limiting side effects observed to date include major reduction of the white blood cells that fight infection and severe reduction of the cells in the blood that help it to clot. Both of these side effects were observed at doses of BNP1350 that will not be used in future clinical testing. These side effects were reversible and were predicted based on preclinical toxicity studies. As of February 15, 2001, in the 24 patients who have received treatment in this stage of the Phase 1 trial, we have observed three instances of Grade 2 nausea, one instance of Grade 3 nausea and two instances of Grade 2 diarrhea. Of the 15 patients evaluable for tumor response, seven patients experienced no progression (stable disease) of their cancers while on BNP1350 therapy for at least two and up to twelve 21-day treatment cycles. All of these patients had received prior chemotherapy regimens. Although not part of the study design, it is notable that four of these seven patients who had stable disease had previously failed treatment with CPT-11, the most commonly used camptothecin on the market.

     The clinical results that we have obtained to date regarding BNP1350 are preliminary and unaudited. The final results of these ongoing trials and later trials may not confirm these preliminary results.

     Once we more clearly define the dose and administration schedule, we plan to commence Phase 2 trials of BNP1350. The types of patients with cancer under consideration for these more advanced BNP1350 studies include patients with malignant brain tumors, lung cancer, multiple myeloma, melanoma, leukemia or colorectal cancer. We believe that the outpatient administration of BNP1350 may offer some potential therapeutic and convenience advantages for patients relative to currently marketed camptothecins. We have also commenced a pediatric Phase 1 trial of intravenous BNP1350, and we plan to initiate Phase 1 testing of an oral formulation of BNP1350 in cancer patients.

MDAM

     BACKGROUND

     We have obtained the rights to a novel antifolate, known as MDAM, for the treatment of certain cancers and autoimmune and inflammatory diseases. MDAM is structurally similar to methotrexate, which is one of the most widely used drugs in cancer therapy today. However, the usefulness of methotrexate has been limited by its common and serious side effects, including bone marrow suppression, mouth and throat inflammation, and lung and kidney toxicities.

     Methotrexate belongs to a class of drugs known as antifolates. Antifolates act by altering the body's use of folic acid, a common vitamin, so as to interfere with the DNA synthesis mechanism that regulates the replication of cancer cells. Many antifolates have side effects caused by biochemical processes that modify their molecular structure and render them toxic. One process, known as polyglutamylation, traps the antifolate in both normal and cancer cells. Another process, known as hydroxylation, inhibits the delivery of methotrexate into cells, reducing the effectiveness of the drug against cancer. This form of the drug can accumulate in the kidneys, causing toxicity.

     MDAM: A NOVEL ANTIFOLATE

     We believe that MDAM will exhibit potential therapeutic advantages and a favorable safety profile compared to methotrexate. Our decision to acquire rights to MDAM in 1993 was based on our understanding of MDAM's mechanisms of action arising from the use of our mechanism-based approach. Specifically, using our computer simulations, we predicted that MDAM was unlikely to undergo hydroxylation, the source of kidney damage. Laboratory experiments confirmed reduced hydroxylation of MDAM relative to methotrexate. This observation supported our belief that it would be possible to administer higher doses of MDAM without causing kidney toxicity. Through laboratory experiments, we have also determined that, unlike methotrexate, MDAM is not subject to polyglutamylation, another source of toxicity.

     In preclinical studies, MDAM has demonstrated antitumor activity and increased dose intensity and safety relative to methotrexate. We have completed Phase 1 testing of MDAM in order to determine the maximum tolerated dose of MDAM in patients with incurable advanced solid cancers. A total of 46 cancer patients have been treated with MDAM in Phase 1 clinical testing. Irritation of the mouth and throat was observed to be the most common side effect, and all toxicities from MDAM appear to be reversible.

     Our Phase 1 clinical trial was conducted using racemic MDAM. Racemic compositions contain an equal mixture of two different forms that have identical chemical structures but are mirror images of each other. In general, despite their structural similarities, these mirror image forms can have very different biological properties. Racemic MDAM contains the L-MDAM and D-MDAM forms. We have hypothesized that L-MDAM is largely responsible for the antitumor activity of racemic MDAM and that L-MDAM potentially could be administered orally at reduced doses relative to racemic MDAM. We also have hypothesized that D-MDAM is biologically inactive, which may explain the need for higher dosage of racemic MDAM relative to L-MDAM alone. In preclinical studies, we have observed that oral L-MDAM has similar antitumor activity relative to intravenously administered racemic MDAM. If we decide to develop L-MDAM for clinical use, we will need to conduct a limited Phase 1 trial to determine its safety and potential efficacy. We are currently developing a process for the large-scale manufacture of pure L-MDAM. If we are unable to succeed in this, we intend to proceed with the clinical development of racemic MDAM.

OUR PRECLINICAL PROGRAMS

     OVERVIEW

     We are currently engaged in the preclinical development of a number of oncology product classes that we believe represent significant unmet patient needs and address potentially large markets. We are applying our mechanism-based approach to produce novel classes of highly selective small molecules. Our approach enables us to evaluate at the preclinical stage of development a variety of chemical, structural and other properties that can be clinically important, such as potency, delivery and safety. We believe our approach allows us to accelerate preclinical development and will ultimately result in superior clinical candidates with higher probabilities of success.

     Our preclinical discovery research programs cover several areas: DNA Methyltransferases, novel DNA binding agents, novel taxanes and formulations, novel platinum compounds and novel cytoprotective agents. All of these research programs involve the combined application of computer simulations and laboratory research.

     The following is a summary of how we have applied our mechanism-based approach to the development of our lead preclinical product candidates, which are compounds that target DNA Methyltransferases.

     APPLYING OUR MECHANISM-BASED APPROACH: DNA METHYLTRANSFERASES

     DNA Methyltransferases are enzymes implicated in DNA methylation, an important process involved in determining which genes are expressed in different tissues. Methylation of a gene can silence its expression.

     Hypothesis. We hypothesized that since DNA methylation can lead to the silencing of genes responsible for regulating the spread of tumors, it is a promising new target for potential cancer therapy.

     Computer Simulation. Traditional experimental methods for determining the molecular structure of human DNA Methyltransferases and their molecular interactions with DNA have been largely unsuccessful. Using the genomic DNA and amino acid sequence for DNA Methyltransferases, we developed three-dimensional models of these proteins. We believe that these are the largest protein structures that have been modeled in computer simulations to date. In addition, we used our computer simulations to better understand how DNA Methyltransferases bind to and methylate DNA.

     Laboratory Observations. We are further optimizing and validating certain key aspects of the structures and functions of DNA Methyltransferases through additional experimental and computational evaluations. We have also synthesized and tested model compounds targeted to the structures of these enzymes. Although these candidates are still undergoing preclinical development, we have already observed biological activity in some of these compounds in experimental laboratory testing.

OUR MECHANISM-BASED TECHNOLOGY PLATFORM

     Our technology platform makes our mechanism-based drug discovery approach possible by enabling us to integrate advanced supercomputing resources and proprietary software with our core competencies in the disciplines of medicine, classical and quantum physics, pharmaceutical sciences and information technology. Our technology platform allows us to apply the strengths of established drug discovery methods while overcoming their traditional limitations. Using our approach, we create, integrate and apply many new sources of information to develop an in-depth understanding of molecular systems for the purpose of identifying novel drugs.

     USE OF CLASSICAL AND QUANTUM PHYSICS IN DRUG DISCOVERY

     Our drug discovery approach incorporates the complementary strengths of both classical and quantum physics to investigate properties of molecules. Classical and quantum physics-based molecular simulations are among the most computationally demanding calculations and require computers that are capable of sustained high-speed processing, although quantum mechanical simulations are more computationally intensive than classical simulations. The information we learn from such computations is useful for identifying probable chemical and structural behavior and outcomes of a variety of molecular interactions.

     VIRTUAL DESIGN AND CHEMICAL SYNTHESIS OF DRUG COMPOUNDS

     Using our physics-based simulations, we can design new drug compounds virtually before we chemically synthesize them in the laboratory. We have found that our computer simulations can be used to complement and in some cases predict probable laboratory observations. The simulations therefore allow our chemists and laboratory technicians to approach chemical synthesis in a more informed and systematic manner. We believe our sophisticated simulations provide a degree of flexibility and a level of information that is lacking in traditional drug discovery approaches.

     Computer simulations alone are not valid unless and until there is experimental confirmation or correlation of the computed observations. In many cases, experimental observations alone inadequately explain the biological, chemical or pharmacological mechanisms of the experimental compounds. Our combined use of computer simulations with laboratory testing allows us a greater opportunity to gain a better understanding of these mechanisms. We refine our computer models using experimental approaches and use a variety of chemical, biological, biochemical and analytical approaches to help validate our computer simulations.

     The experimental confirmation of chemical structures can be a challenging process and requires the development and application of new analytical methods and technology to confirm the identity and purity of the molecule to be confirmed. We have developed synthetic chemistry capabilities to translate the knowledge obtained from our supercomputer engineering and biochemical observations to the creation of anticancer drugs and other pharmaceuticals. We utilize both our own and outside laboratory resources for analytical confirmation and synthesis of many novel chemical entities. Additionally, the manufacture of newly-developed compounds poses regulatory considerations and additional challenges for chemical synthesis. We believe that we are strongly positioned to develop suitable chemical manufacturing processes using our in-house expertise and technologies.

     COMPUTING RESOURCES

     We maintain extensive on-site computing resources. We own and utilize two Cray SV-1 supercomputers along with a variety of high performance graphics workstations. These supercomputers provide us a total disk capacity of 1.5 terabytes (one and one-half trillion bytes), the capability to perform over 55 billion mathematical operations per second and a high performance graphics system for advanced visualization of our simulation results. Our supercomputers and other computing resources are integrated with our laboratory capabilities. Many of our key laboratory instruments are linked by computers and the information generated can be moved, stored and shared in and around the Company. We plan to maintain our leadership position for computing capability in the pharmaceutical industry by continuing to expand our capabilities and upgrade our technology.

     Our team of experienced scientific and technical software programmers has developed a variety of proprietary software programs. Our proprietary software includes programs for molecular simulations and the interpretation, analysis and visualization of the results of our computer simulations. We also purchase and use commercially available software and have developed programs to integrate this software with our own proprietary applications. We also have developed proprietary software that assists in the conduct, data management and control of clinical trials, and we are in the process of developing proprietary software to help us manage the manufacturing processes for the drugs used in our ongoing clinical trials.

STRATEGIC ALLIANCES

     Each of our strategic relationships provides us with critical support in specific areas. Our strategic partners are:

     ASTA MEDICA A.G.

     In January 2001, we entered into a strategic alliance with ASTA Medica A.G., an international pharmaceutical company headquartered in Germany. In exchange for an up-front cash payment of $15.0 million and a royalty on future sales of BNP7787, we granted ASTA Medica rights to the development, registration, distribution, marketing and sales of BNP7787 outside the U.S., Canada and Japan. The decision-making responsibility related to these rights remains joint between ASTA Medica and us. Pursuant to the terms of the alliance, later this year ASTA Medica plans to commence one or more Phase 3 clinical trials in Europe for BNP7787.

     GRELAN PHARMACEUTICAL CO., LTD. (KI PHARMACEUTICALS JOINT VENTURE)

     In September 2000, we formed a joint venture company with Grelan Pharmaceutical Co., Ltd. ("Grelan"), an affiliate of the Takeda Group, and one of its affiliates. The joint venture company, known as KI Pharmaceuticals, L.L.C. ("KI Pharma"), is aimed at developing a broad portfolio of new compounds to distribute and market in the territory of Japan. The KI Pharma joint venture, in which we have a 50% interest, replaces a previous alliance with Grelan that began in 1996.

     Under the terms of this joint venture, Grelan made an equity investment in our preferred stock and conveyed rights to the joint venture to certain technologies for development in Japan that include novel COX-2 inhibitors (for treatment of pain and inflammatory conditions and for potential oncology uses) and PDE4 modulators (for treatment of asthma and chronic obstructive lung disease). We also received rights to additional payments by third parties and royalty payments based on sales of the joint venture's products in Japan. In addition, we retained the manufacturing rights to the products we conveyed to the joint venture, and we will receive reimbursement for the costs of manufacturing these products in Japan. We conveyed development and marketing rights to BNP7787 in Japan to the joint venture as well as the rights to develop and market karenitecins and certain novel drug formulation technology in Japan.

     CRAY INC.

     Cray is one of the world's leading manufacturers of supercomputers. In 1994, we entered into a three-year agreement to serve as a pharmaceutical beta-test site for Cray, in exchange for the use of supercomputer hardware and software support. In January 1998, we extended and significantly expanded our Beta Test Agreement with Cray. The expanded alliance provides us with substantial upgrades and expansions in computational capabilities and has been automatically renewed to extend until its current expiration in early 2002, although we now own these on-site computer systems. We plan to further expand our on-site supercomputing capabilities in the future. Under the expanded alliance, our on-site computational processing power has been increased and a high performance parallel graphics system has been added to the supercomputing center to allow us to develop and use new software for more advanced molecular visualization. The Cray alliance is subject to early termination in the event that the relationship between us and Dr. Hausheer is terminated.

     THE JOHNS HOPKINS ONCOLOGY CENTER

     In 1994, we entered into a collaboration with The Johns Hopkins Oncology Center that provides for oncology clinical trials on our compounds to be conducted at Johns Hopkins and also provides us with a first option to exclusively license selected oncology drugs invented by the Hopkins center faculty in projects supported by this collaboration and in other projects that are not subject to the licensing rights of commercial third parties. The Johns Hopkins Hospital and The Johns Hopkins Oncology Center are among the premier medical hospitals and cancer treatment centers in the nation. The Johns Hopkins Oncology Center is a National Cancer Institute ("NCI") designated Comprehensive Cancer Center and is one of six institutions which are NCI-designated Phase 1 Centers for cancer drug development. Dr. Martin Abeloff, the Director of The Johns Hopkins Oncology Center, and Dr. Ross Donehower, the Director of Medical Oncology at the Center, are members of our Scientific Advisory Board. The current term of our collaboration with The Johns Hopkins Oncology Center extends until February 2005.

     In 1996, we entered into an exclusive, worldwide alliance with The Johns Hopkins University to pursue the discovery and development of new drugs focused on the regulation of DNA methylation, a novel molecular target for cancer treatment. The agreement that forms the basis of this alliance expires in November 2001. Dr. Stephen Baylin, Director of Tumor Biology Laboratory at The Johns Hopkins Oncology Center and an internationally recognized expert in the area of DNA methylation, joined our Scientific Advisory Board in conjunction with the new alliance.

INTELLECTUAL PROPERTY

     Patents and other proprietary rights are an essential element of our business. As of December 31, 2000, 52 patents that are either owned by or exclusively licensed to us have been issued in the U.S. and 13 such patents have been issued in foreign countries. In addition, we own or are the exclusive licensee of 150 patent applications pending in the United States, the European Patent Office, the national patent offices of other foreign countries or under the Patent Cooperation Treaty. Under current U.S. patent law, our issued U.S. patents relating to BNP7787, karenitecins and our preclinical compounds will expire between the years 2014 and 2019. The earliest patent on MDAM expires in 2010. We also intend to apply for patent term extensions as possible in the United States and internationally on issued patents that claim one or more of our drugs and on all related pharmaceutical formulations and processes. We are currently engaged in a legal proceeding with one of the co-inventors on the MDAM patent. See "Business-Legal Proceedings."

     As of December 31, 2000, we own or are the exclusive licensee of 32 issued U.S. and foreign patents and 73 pending U.S. or foreign patent applications relating to BNP7787. Our patents and patent applications cover a variety of novel analogs, pharmaceutical formulations, methods of use, and processes for the manufacture of and other uses for BNP7787 and other related agents. Neither we nor anyone else can now obtain a patent on the BNP7787 compound itself because the compound was first synthesized over forty years ago. We have filed U.S. and foreign patent applications covering compositions of matter, formulations, processes and methods of use regarding karenitecins. In the karenitecin area, we own or are the exclusive licensee of 25 U.S. and foreign issued patents and have 71 additional patent applications pending worldwide. In addition, we own nine issued U.S. and foreign patents in the MDAM area. We also own one issued U.S. patent related to our preclinical taxane compounds, and we own three other patent applications pending worldwide.

     In addition to our patents and applications, we license for use in our business intellectual properties that are owned by other entities or are subject to rights held by other entities. We obtained rights to MDAM from Dr. M. Gopal Nair and will pay royalties to Dr. Nair in connection with sales of MDAM products. As part of our alliance with The Johns Hopkins University, we license and will pay royalties to Johns Hopkins for the use of inventions that Johns Hopkins develops in the course of research pursuant to the alliance. We hold a license from Rice University for a type of synthesis process, but we have not yet utilized the process and we are only required to pay royalties in the event we do. Some of the inventions to which we have rights in the area of antifolates and MDAM are subject to worldwide, non-exclusive, non-transferable licenses customarily retained by the U.S. government. These licenses allow the U.S. government to use, or have used on its behalf, inventions discovered in connection with research funded by U.S. government grants obtained from the National Institutes of Health or related U.S. government agencies.

     We seek United States and international patent protection for a variety of products and technologies, including compositions of matter, formulations, methods of use, and processes for synthesis. Our commercial success will depend in part on obtaining this patent protection. Other intellectual property and know-how, including the pharmaceutical discovery and development software technologies that we have produced and own, are safeguarded through copyrights, trademarks, trade secret protections and contractual safeguards such as confidentiality and proprietary information agreements.

     The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect our rights to this proprietary information and technology, which are not patentable, we require all employees, consultants and advisors to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside our company. As a matter of company policy, all scientific employees are "hired to invent" and all have executed agreements that recognize this policy and generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by employees. We cannot assure you that these agreements will effectively prevent disclosure of our confidential information or will provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

COMPETITION

     The pharmaceutical and biotechnology industries are intensely competitive. There are many public and private pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in drug discovery and research and development of products for the treatment of people with the diseases that we have targeted. Many of these organizations have financial, technical, regulatory, manufacturing and marketing resources that are far greater than ours.

     Several emerging pharmaceutical and biotechnology companies utilize a workstation-based computational approach to rational drug design. In addition, several pharmaceutical companies are using supercomputers as a component of their pharmaceutical discovery research and development programs. In general, the computational approaches of these groups include molecular graphics visualization, molecular shape analysis and screening, and molecular mechanics/dynamics calculations alone or to refine x-ray structures. Nearly all small and large pharmaceutical companies use graphics workstations to render, manipulate and view color-coded molecular models. These molecular models are generated from calculated computer approximations, from x-ray structures or are "hand" built by individual scientists for study.

     We believe that we have a number of competitive advantages in the overall approach to drug discovery, particularly our proprietary molecular simulation software that enables the performance of a variety of quantitative and semi-quantitative numerically intensive simulations, including quantum mechanical calculations that can yield precise information on key properties of new molecules. We believe that our approach for mechanism-based drug design could eventually become adopted by potential competitors. In order to compete successfully, we intend to continue to maintain and develop proprietary positions in our pharmaceutical discovery and enterprise computing software, to develop patented drugs for major therapeutic markets that have not been satisfactorily addressed by conventional research strategies and to maintain our leadership position in mechanism-based drug discovery and development.

     Our business model is focused on the discovery and development of new drugs for cancer treatment and to prevent the common toxicities of cancer treatment, and to reduce the time and cost of bringing new chemical entities to market, aided by the development and application of high performance information technology. Companies that develop superior products, complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. Many of our competitors have extensive manufacturing, marketing and sales capabilities as well as far greater resources to conduct clinical trials and regulatory procedures. Many pharmaceutical and biotechnology companies are actively engaged in the discovery and development of cancer therapeutics. In order to succeed, we must be able to effectively discover, patent, develop, manufacture, obtain regulatory approvals, market and sell our products for the treatment of cancer.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals and in our ongoing research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations, also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations, require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our products, may be limited in scope which may significantly limit the indicated uses for which our products may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

     The following paragraphs provide a general overview of the approval process for a new drug.

     Investigational new drug application. If a company wants to test a new drug in human patients, an investigational new drug application ("IND") must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic where the proposed studies will be conducted, must review and approve the study protocol and monitor the study on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

     Clinical trials. Clinical trials typically are conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 studies conducted after marketing approval and generally required for products that receive accelerated approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

      -- Phase 1 clinical trials. After an IND becomes effective, Phase 1 human clinical trials can begin. These studies evaluate a drug's safety profile, and the range of safe dosages that can be administered to the patient, including the maximum tolerated dose that can be given to a patient with the target disease. Phase 1 studies also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

      -- Phase 2 clinical trials. Phase 2 clinical trials of cancer drugs typically are designed to evaluate the potential effectiveness of the drug on patients with specific types and stages of cancer and to further ascertain the safety of the drug at the dosage given in a larger patient population.

      -- Phase 3 clinical trials. In Phase 3 clinical trials, the drug is usually tested in a controlled randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well defined patient population and at multiple clinical sites. The goal of these studies is to obtain definitive statistical evidence of safety and efficacy of the investigational new drug regimen as compared to an approved standard treatment in defined patient populations with a given disease and stage of illness.

     In the case of products for life-threatening diseases such as cancer, the initial human testing is often conducted in patients with the target disease rather than in healthy volunteers. These studies may provide initial evidence of efficacy traditionally obtained in Phase 2 trials, and so these trials are frequently referred to as Phase 1/2 trials.

     New drug application. After completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a New Drug Application, or NDA, is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from clinical trials, and the content and format of an NDA must comply with all FDA regulations. Accordingly, the preparation and filing of an NDA is a major undertaking for a company.

     The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. By law, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

     Fast track designation. FDA's fast track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for their condition. Under the fast track program, the sponsor of a new drug may request the FDA to designate the drug for a specific indication as a fast track product at any time during the clinical development of the product. The FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor's request.

     If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides a schedule for the submission of the remaining information and pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

     In some cases, a fast track designated product may also qualify for one or more of the following programs:

      -- Priority review. Under FDA policies, a product is eligible for priority review, or review within a six-month time frame from the time an NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis, or prevention of a disease. A fast-track designated product would ordinarily meet the FDA's criteria for priority review. We cannot guarantee any of our products will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures.

      -- Accelerated approval. Under the FDA's accelerated approval regulations, the FDA is authorized to approve products that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. Accelerated approval of an application will be subject to Phase 4 or post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies will allow the product to be withdrawn from the market by the FDA on an expedited basis. All promotional materials for drugs approved under accelerated regulations are subject to prior review by the FDA.

     Although we have obtained a fast track designation from the FDA for our development of BNP7787 for the prevention or reduction of paclitaxel-associated nerve damage, we cannot guarantee a faster development process, review process or approval compared to conventional FDA procedures. We also may elect not to seek or we may be prevented from seeking approval under the accelerated approval process for any of our products. For BNP7787, we intend to complete several Phase 3 clinical trials. Our strategy and timing for seeking regulatory approval of this drug may change depending on the results of our studies.

     When appropriate, we also intend to seek fast track designation for our other products. We cannot predict the ultimate impact, if any, of the fast track process on the timing or likelihood of FDA approval of any of our other potential products.

     Post-marketing studies. As a condition of NDA approval, FDA may require post-marketing "Phase 4" clinical trials to confirm that the drug is safe and effective for its intended uses. Where drugs are approved under accelerated approval regulations or the FDA otherwise requests, additional studies will likely be required to document a clinical benefit and monitor the long-term effects of the therapy. We expect that for any product for which a single pivotal clinical trial is authorized for approval, that we will be required to conduct extended Phase 4 clinical trials to monitor the long-term effects of the therapy.

     Other regulatory requirements. Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practice regulations, which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

     We are also subject to numerous other federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

     Approvals outside of the United States. We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for

FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

EMPLOYEES

     As of December 31, 2000, we employed 38 persons, of whom 12 hold Ph.D. or M.D. degrees and eight hold other advanced degrees. Approximately 26 employees are engaged in research and development, and 12 support administration, finance, management information systems, legal, facilities and human resources. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

FACILITIES

     We are headquartered in 21,000 square feet of office and laboratory space in San Antonio, Texas, under a lease that expires in 2005. The base rent (including operating expenses and taxes) under the lease is approximately $380,000 per year.

LEGAL PROCEEDINGS

     We are aware that Dr. M. Gopal Nair, one of the co-inventors on the original MDAM patent, has obtained a U.S. patent and filed an international application on antifolate compounds in the same class as MDAM. We filed a complaint against Dr. Nair in November 1999 in the U.S. District Court for the Western District of Texas, San Antonio Division. This litigation proceeding is now stayed as we proceed in an arbitration with Dr. Nair with the goal of resolving the ownership and intellectual property issues pertaining to the antifolate compounds. Failure to obtain a favorable resolution of these ownership issues, or failure to successfully defend counterclaims brought by Dr. Nair, may have an adverse effect on us, on the economic value of MDAM, or on our ability to further develop MDAM.

SCIENTIFIC ADVISORY BOARD

     Our scientific advisors regularly interact with us to assess our scientific and medical direction, to review development progress, and to assess new technologies relevant to our development efforts. Our scientific advisors are leading clinicians and researchers from major medical and academic centers in the United States and Europe.

     The following persons serve as members of our Scientific Advisory Board:

     MARTIN D. ABELOFF, M.D. -- Director, The Johns Hopkins Oncology Center and Professor of Oncology and Medicine, The Johns Hopkins Hospitals; President of the American Society of Clinical Oncology (1991); Former Chairman, FDA Oncology Drug Advisory Committee.

     STEPHEN B. BAYLIN, M.D. -- Associate Director, The Johns Hopkins Oncology Center; Director of Tumor Biology Laboratory; Professor of Oncology and Medicine, The Johns Hopkins University and School of Medicine.

     DANIEL L. COMINS, PH.D. -- Professor of Organic Chemistry, North Carolina State University.

     ROSS C. DONEHOWER, M.D. -- Director of Medical Oncology, The Johns Hopkins Oncology Center, and Associate Professor of Oncology and Medicine, The Johns Hopkins Hospitals; Member, U.S. Pharmacopeia Drug Advisory Panel for Hematologic and Neoplastic Disease.

     ANTHONY M. GUARINO, PH.D. -- Former FDA Oncology Pharmacology and Toxicology Reviewer; Professor of Pharmacology, the University of South Alabama.

     JOHN L. MARGRAVE, PH.D. -- Chief Scientific Officer, Houston Advanced Research Center (HARC); E. D. Butcher Endowed Professor of Chemistry, Rice University; Member, The National Academy of Sciences (Chemistry).

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

     MICHAEL C. PERRY, M.D.--Professor of Medicine and Oncology, University of Missouri-Columbia; Director, Medical Oncology, Ellis Fischel Cancer Center.

     HERBERT M. PINEDO, M.D., PH.D.--Head of Department of Medical Oncology and Professor of Medical Oncology, Free University Hospital (The Netherlands); Head of the European Organization for the Research and Treatment of Cancer (EORTC); Former President of the European Society of Medical Oncology (ESMO).

     YOUCEF M. RUSTUM, PH.D.--Senior Vice President for Scientific Affairs at Grace Cancer Drug Center, Roswell Park Cancer Institute.

     REIN SARAL, M.D.--Director, Emory Clinic and Bone Marrow Transplantation; Professor of Medicine, Emory University School of Medicine.

     RICHARD L. SCHILSKY, M.D.--Associate Dean, University of Chicago Cancer Research Center; Chairman, Cancer & Leukemia Group B; Chairman, FDA Oncology Drug Advisory Committee.

     We have entered into consulting agreements with each of our scientific advisors. These agreements contain confidentiality provisions and generally require the scientific advisors to provide consulting services in exchange for a fee. In addition, we have awarded stock options to most of our scientific advisors.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

                  NAME                     AGE                       POSITION
                  ----                     ---                       --------
Frederick H. Hausheer, M.D...............  45    Chairman & Chief Executive Officer
Steven W. Riebel.........................  46    Vice President & Chief Financial Officer
David R. Margrave........................  40    Vice President, Administration & General Counsel
John F. Carlson(1)(2)....................  62    Director
John B. Goodrich.........................  59    Director
Donald E. Kiernan(1)(2)..................  60    Director
James R. Leininger, M.D..................  55    Director
Gen. Robert F. McDermott (USAF,
  Ret.)(2)...............................  79    Director
John W. Yarbro, M.D., Ph.D...............  68    Director

------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

     Frederick H. Hausheer, M.D. founded BioNumerik and has served as our Chief Executive Officer and Chairman of our board of directors since the Company's inception in May 1992. Dr. Hausheer is board certified in Internal Medicine and Medical Oncology and has been a National Cancer Institute designated clinical investigator since 1985. He is a fellow of the American College of Physicians and was a senior scientist at the Advanced Scientific Computing Laboratory at the National Cancer Institute. Dr. Hausheer completed his training in Medical Oncology at The Johns Hopkins Oncology Center with training in experimental therapeutics and the pharmacology of investigational drugs. He continues to hold an adjunct professorship at that institution. Dr. Hausheer received a B.S. degree in biology from Graceland College, an M.S. degree in physiology and biophysics from the University of Illinois in Urbana, and an M.D. degree (with honors) from the University of Missouri.

     Steven W. Riebel has served as our Vice President and Chief Financial Officer since January 2001. From 1995 through his joining BioNumerik, Mr. Riebel was Chairman, Chief Executive Officer and a founder of ATX Technologies, a privately-held vehicle technology and safety company. From 1986 to 1995, Mr. Riebel was Chief Financial Officer and a board member of Data Race, a publicly-traded data communication product company. Prior to joining Data Race, Mr. Riebel held a variety of financial positions with the international mini-computer maker, Datapoint Corporation. Mr. Riebel received a B.S. (summa cum laude) in accounting from Long Island University and an M.B.A., with a double major in finance and marketing, from the University of Pittsburgh.

     David R. Margrave has served as our Vice President, Administration and General Counsel since September 2000. Mr. Margrave served as our Vice President and Chief Administrative Officer from June 1997 to September 2000. From January 1995 to June 1997, Mr. Margrave served as our President and Chief Operating Officer. Prior to joining the Company, Mr. Margrave was a partner in the technology group at Andrews & Kurth LLP, a national law firm. Mr. Margrave is Chairman and a director of The Texas Healthcare and Bioscience Institute, a past Director of the Texas Technology Transfer Association, and past President and Director of BioTexas, the biotechnology trade association for Texas and the Southwest region. Mr. Margrave received a Bachelor of Arts and Sciences degree (with honors and distinction) from Stanford University with a double major in economics and petroleum engineering and a J.D. Degree (with honors) from The University of Texas School of Law.

     John F. Carlson has served as a member of our board of directors since June 1995. Mr. Carlson is Chairman of BioEnergy, Inc. and Excorp Medical, Inc. BioEnergy is engaged in the manufacture and distribution of ribose, a natural product produced by the human body to supply energy. Excorp Medical is developing a bio-artificial liver system. Mr. Carlson is the former Chairman and Chief Executive Officer of Cray Research, Inc., a supercomputer manufacturer and a predecessor to the business of Cray Inc. Mr. Carlson joined Cray Research, Inc. in 1976 as Director of Finance and served as the company's Treasurer, Vice President of Finance, Chief Financial Officer, and President and Chief Operating Officer. Mr. Carlson serves on a number of private company boards. Mr. Carlson received his B.S. degree from St. Mary's University of Minnesota.

     John B. Goodrich has served as a member of our board of directors since April 1994. Mr. Goodrich is a member of the Palo Alto, California law firm of Wilson Sonsini Goodrich & Rosati, P.C., which he joined in 1970. Mr. Goodrich presently serves on the board of Trimble Navigation Ltd. and a number of private company boards. Mr. Goodrich received a B.A. degree from Stanford University, a J.D. degree from the University of Southern California and an LL.M. degree in taxation from New York University.

     Donald E. Kiernan has served as a member of our board of directors since August 1994. Mr. Kiernan is Senior Executive Vice President & Chief Financial Officer of SBC Communications, Inc. (formerly Southwestern Bell Corporation). Mr. Kiernan joined Southwestern Bell in 1990 and assumed his current position in 1993. Prior to joining Southwestern Bell, Mr. Kiernan was a partner with Arthur Young & Company (and its successor firm, Ernst & Young LLP), where he held several positions, including Managing Partner of the firm's St. Louis office. Mr. Kiernan is a member of the board of directors of a number of Southwestern Bell subsidiaries and of Horace Mann Educators Corporation. Mr. Kiernan holds a B.S. degree from Boston College and an M.B.A. from Florida State University.

     James R. Leininger, M.D. has served as a member of our board of directors since February 1993. He is Chairman Emeritus of Kinetic Concepts, Inc., a specialized hospital and intensive care medical equipment manufacturer. Dr. Leininger founded Kinetic Concepts and served as its Chairman of the Board from 1976 until 1997. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of Kinetic Concepts. From 1975 until October 1986, Dr. Leininger was a co-director of the Emergency Departments of the Baptist Hospital System in San Antonio. Dr. Leininger was a founding investor in Renal Care Group, a publicly-traded dialysis company. He also founded a radiology imaging company, National Imaging Associates, which was sold to Health South, Inc. He has founded or invested in many other early stage corporations. Dr. Leininger serves on a number of boards of private companies, charitable foundations and one college. Dr. Leininger received his B.A. from Indiana University and his M.D. from Indiana University School of Medicine.

     General Robert F. McDermott has served as a member of our board of directors since February 1993. General McDermott has served as Chairman Emeritus of USAA, an insurance and diversified financial services company, since 1993. He served as Chairman and Chief Executive Officer of USAA from 1969 to 1993. General McDermott serves as Regional Vice Chairman of the Center for Strategic and International Studies in Washington, D.C. General McDermott is a past Chairman of the San Antonio Chamber of Commerce, founder of the San Antonio Economic Development Foundation and a founder of the Texas Research and Technology Foundation. He has received the Alumni Achievement Award from the Harvard Business School and West Point's Distinguished Graduate Award. In 1994, he was elected by the editors of Fortune Magazine to the National Business Hall of Fame. General McDermott received a B.S. degree from the U.S. Military Academy and an M.B.A. from Harvard University.

     John W. Yarbro, M.D., Ph.D. has served as a member of our board of directors since June 1997. Dr. Yarbro is Emeritus Professor of Medicine and a past Chairman of the Department of Oncology of the University of Missouri School of Medicine. Dr. Yarbro recently completed a second term as the Chairman of the Panel on Hematologic & Neoplastic Disease and as a Member of the Committee of Revision of the U.S. Pharmacopeia. Dr. Yarbro also recently completed service as Vice-Chairman of the American Joint Committee on Cancer, and during his career has held numerous senior internationally recognized leadership, administrative and advisory positions with organizations including the American Cancer Society and the American Society of Clinical Oncology. Dr. Yarbro has also served as Associate Director of the National Cancer Institute and a Fulbright Lecturer. Dr. Yarbro is the Editor in Chief of Seminars in Oncology.

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

Dr. Yarbro received his B.S. (summa cum laude) and M.D. degrees from the University of Louisville and his Ph.D. in biochemistry from the University of Minnesota.

BOARD COMMITTEES

     AUDIT COMMITTEE

     Our audit committee, consisting of Mr. Carlson (the chairperson) and Mr. Kiernan, reviews our internal accounting procedures and the services provided by our independent auditors.

     COMPENSATION COMMITTEE

     Our compensation committee, consisting of Mr. Kiernan (the chairperson), Mr. Carlson and General McDermott, reviews and recommends to our board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees.

DIRECTOR COMPENSATION

     We do not provide cash compensation to members of our board of directors for serving on our board of directors or for attendance at board and committee meetings. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings. In consideration for services as non-employee directors, we also grant options to purchase shares of our common stock to our non-employee directors. We granted to our non-employee
directors options to purchase      shares of our common stock during the fiscal
year ending March 31, 2000. Our board will continue to have the discretion to annually grant options in accordance with our 2001 Stock Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No current member of the compensation committee has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation that we paid during the year ended March 31, 2000 to our Chief Executive Officer and other most highly compensated executive officers that earned more than $100,000 during the year ended March 31, 2000. All option grants were made under our 1993 Stock Option Plan.

                                                            LONG-TERM COMPENSATION
                                           ANNUAL          -------------------------
                                      COMPENSATION(1)      SECURITIES    ALL OTHER
                                    --------------------   UNDERLYING   COMPENSATION
                                    SALARY($)   BONUS($)   OPTIONS(#)      ($)(2)
                                    ---------   --------   ----------   ------------
Frederick H. Hausheer, M.D........   276,481    100,000                      306
  Chairman & Chief Executive
     Officer
David R. Margrave.................   180,000     25,000                    1,181
  Vice President, Administration &
     General Counsel
Diane M. Barrett..................   144,133         --                      103
  Vice President & Chief Financial
     Officer(3)

------------

(1) Steven W. Riebel, Vice President and Chief Financial Officer, joined us in January 2001, and his annualized salary for fiscal 2001 is $190,000.

(2) Includes term-life insurance premiums paid by us on behalf of the officers.

(3) Ms. Barrett ceased to be an employee effective December 6, 2000.

OPTION GRANTS IN LAST FISCAL YEAR ENDED MARCH 31, 2000

     The following table sets forth summary information regarding the option grants made to our Chief Executive Officer and each of our other most highly paid executive officers during the year ended March 31, 2000. All options were granted under our 1993 Stock Option Plan; options granted to purchase shares of our common stock under our 1993 Stock Option Plan generally vest over a five-year period. The exercise price per share of these options is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

                                     INDIVIDUAL GRANT                                 POTENTIAL REALIZABLE
                                --------------------------                              VALUE AT ASSUMED
                                              PERCENT OF                                  ANNUAL RATES
                                NUMBER OF    TOTAL OPTIONS                               OF STOCK PRICE
                                SECURITIES    GRANTED TO                                APPRECIATION FOR
                                UNDERLYING     EMPLOYEES     EXERCISE                      OPTION TERM
                                 OPTIONS       IN FISCAL       PRICE     EXPIRATION   ---------------------
                                GRANTED(#)    YEAR(%)(1)     ($/SHARE)      DATE        5%($)      10%($)
                                ----------   -------------   ---------   ----------   ---------   ---------
Frederick H. Hausheer, M.D. ...                  12.8%                    6/21/09
David R. Margrave..............                   4.3%                    6/21/09
Diane M. Barrett...............                   4.3%                    6/21/09

------------

(1) In fiscal 2000, we granted options to employees to purchase an aggregate of shares of common stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth summary information regarding the number and value of options held as of March 31, 2000, for our Chief Executive Officer and each of our other most highly compensated executive officers. Neither our Chief Executive Officer nor any of our most highly compensated executive officers acquired any shares upon exercise of options in fiscal 2000.

                                                NUMBER OF
                                          SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                            AT MARCH 31, 2000           AT MARCH 31, 2000(1)
                                       ---------------------------   ---------------------------
                                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                       -----------   -------------   -----------   -------------
Frederick H. Hausheer, M.D...........
David R. Margrave....................
Diane M. Barrett.....................

------------

(1) The value of unexercised in-the-money options as of that date was calculated
    on the basis of an assumed initial public offering price of $     per share,
    less the aggregate exercise price of the options and multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

     We do not have employment agreements with any of our executive officers.

EMPLOYEE BENEFIT PLANS

     2001 STOCK PLAN

     In connection with this offering, our board of directors adopted the 2001
Stock Plan in           2001 and the stockholders approved our 2001 Stock Plan
in           2001. Our 2001 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code (the "Code"), to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

     We have reserved a total of           shares of our common stock for
issuance pursuant to the 2001 Stock Plan plus annual increases on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the least of
          shares,           % of the outstanding shares of our common stock on
the first day of the fiscal year or an amount determined by the board.

     No optionee may be granted options to purchase more than           shares
in any fiscal year. In connection with his or her initial service, an optionee
may be granted an additional option to purchase up to           shares. After
the termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement.

     Our board of directors or a committee of our board administers the 2001 Stock Plan. The administrator determines the exercise price of options granted under the 2001 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant.

     Our 2001 Stock Plan provides that in the event of a merger or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

     Our 2001 Stock Plan will automatically terminate in 2011 unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2001 Stock Plan, provided that such an action does not adversely affect any option previously granted under it.

     2001 EMPLOYEE STOCK PURCHASE PLAN

     Concurrently with this offering, we intend to establish an Employee Stock
Purchase Plan. A total of           shares of our common stock will be made
available for sale. In addition, there will be annual increases in the number of shares available for issuance under the Employee Stock Purchase Plan on the
first day of each fiscal year equal to the least of           shares,      % of
the outstanding shares of our common stock on the first day of the fiscal year or an amount determined by the board.

     Our board of directors or a committee of our board administers the Employee Stock Purchase Plan. Subject to legal restrictions, all of our employees other than executive officers are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year.

     Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering
periods generally start on the first trading day on or after             and
            of each year, except for the first offering period which will commence on the first trading day on or after the effective date of this
offering and will end on the last trading day on or before             .

     Our Employee Stock Purchase Plan permits participants to purchase common
stock through payroll deductions of up to      % of their eligible compensation,
which includes only a participant's base salary, wages, commissions, shift
premium and overtime. A participant may purchase a maximum of           shares
during a six-month purchase period.

     Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Any participant ending participation in the Employee Stock Purchase Plan will not be permitted to re-enroll until the participant has not participated in the plan for one full offering period. Participation ends up to three months after termination of employment with us.

     In the event of a merger or change in control, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be adjusted to take into account the transaction, and a new exercise date will be set.

     Our Employee Stock Purchase Plan will terminate in 2011. However, our board of directors has the authority to amend or terminate our Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under our Employee Stock Purchase Plan.

     1995 DIRECTOR STOCK OPTION PLAN

     Our 1995 Director Stock Option Plan was adopted by our board of directors in December 1995, and our shareholders approved the plan in May 1996. The plan provides for the grant of nonstatutory stock options to our non-employee
directors. We have reserved an aggregate of           shares of our common stock
for issuance under this plan. As of December 31, 2000,           shares had been
issued pursuant to the exercise of options and options to purchase
shares of common stock were outstanding.           shares were available for
future grant. We will not grant any additional stock options under our 1995 Director Stock Option Plan. Instead we will grant options under our 2001 Stock Plan. The 1995 Director Stock Option Plan provides that in the event of a merger or change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the options, our board of directors may, in its sole discretion, make the options fully exercisable.

     1993 STOCK OPTION PLAN

     Our 1993 Stock Option Plan was adopted by our board of directors in September 1993, and our shareholders approved the plan in April 1994. The plan provides for the grant of incentive stock options, which may provide for preferential tax treatment, to our employees, and for the grant of nonstatutory stock options to our employees, consultants and advisors. We have reserved an
aggregate of           shares of our common stock for issuance under this plan.
As of December 31, 2000,           shares had been issued pursuant to the
exercise of options and options to purchase           shares of common stock
were outstanding.           shares were available for future grant. We will not
grant any additional stock options under our 1993 Stock Option Plan. Instead we will grant options under our 2001 Stock Plan. The 1993 Stock Option Plan provides that in the event of a merger or change in control, each outstanding option will be assumed or an equivalent option will be granted in its place by the successor corporation. If the successor corporation refuses to assume or substitute for the options, the options will become fully vested and exercisable for a period of fifteen days after notice from the administrator and will terminate as of the closing of the merger or change in control. If an employee is terminated other than for cause within one year of a change in control, then his or her options will become fully vested and exercisable.

LIMITATIONS OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In connection with the consummation of this offering, we will adopt and file amended and restated articles of incorporation and amended and restated bylaws. As permitted by Texas law, our amended and restated articles of incorporation provide that no director will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty while serving as a director, except for liability:

      --   for any breach of a duty of loyalty;

      -- for acts or omissions not in good faith that involve a breach of duty to us or acts or omissions that involve intentional misconduct or a knowing violation of law;

      -- for any transaction from which the director derived an improper benefit; or

      -- for an act or omission for which the liability of a director is expressly provided by an applicable statute.

     Our amended and restated articles of incorporation further provide that we must indemnify our directors, officers, employees and agents to the fullest extent permitted by Texas law.

     In addition, our amended and restated bylaws provide that:

      -- we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise prohibited by law, our amended and restated articles of incorporation, our amended and restated bylaws or any agreements;

      -- we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified; and

      -- the rights conferred in the amended and restated bylaws are not exclusive.

     We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Texas law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in the right of the Company, arising out of the person's services as a director or executive officer of us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. The Securities and Exchange Commission has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

     Stock option grants to our executive officers and directors are described in this prospectus under the heading "Management--Director Compensation" and "Management--Executive Compensation."

     From April 1, 1997 through December 31, 2000, the following executive officers, directors and holders of more than 5% of our voting securities purchased securities in the amounts and as of the dates set forth below.

                                                    SERIES B    SERIES E    SERIES F
                                                    PREFERRED   PREFERRED   PREFERRED
           PURCHASER(1)              COMMON STOCK   STOCK(2)      STOCK       STOCK
           ------------              ------------   ---------   ---------   ---------
James R. Leininger, M.D............
Donald E. Kiernan..................
David R. Margrave..................
Gen. Robert F. McDermott...........
John B. Goodrich...................
John W. Yarbro, M.D., Ph.D.........
Diane M. Barrett...................
Hans F. Heye.......................
Price Per Share(3).................   $    to $     $             $           $
Date(s) of Purchase................   7/97-8/00     5/98-8/98     2/98        3/00

------------

(1) See "Principal Shareholders" for more detail on shares held by these purchasers.

(2)  Purchased pursuant to exercise of warrants.

(3)  The weighted average purchase price per share for these purchases of our
     common stock as of December 31, 2000 was $     .

     Upon completion of this offering, the shares of our outstanding preferred stock will automatically convert into shares of common stock.

     We have entered into registration rights agreements with each of the purchasers of preferred stock set forth above, pursuant to which these and other shareholders have registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock in connection with this offering.

     We have entered into indemnification agreements with our directors and executive officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into those agreements with our future directors and executive officers. We also maintain directors and officers liability insurance.

     The 20% of Mr. Riebel's options that are subject to vesting during Mr. Riebel's fifth year of employment will vest upon completion of this offering.

     Our facilities are located in a building owned by a corporation in which Dr. James R. Leininger, one of our directors and the owner of more than 5% of our common stock, has a controlling interest. For the years ended March 31, 2000, 1999 and 1998, our rent expense for our facilities totaled approximately $320,000, $200,000 and $190,000, respectively.

     John B. Goodrich, Secretary and a director of BioNumerik, is a member of the law firm Wilson Sonsini Goodrich & Rosati, P.C. Wilson Sonsini Goodrich & Rosati, P.C. has provided us with legal services for the last several years and will provide us with an opinion as to the validity of the common stock offered under this prospectus.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table shows information known to us with respect to the beneficial ownership of our common stock as of December 31, 2000, and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

      -- each person or group who beneficially owns more than 5% of our common stock;

      --   our chief executive officer;

      --   each of our directors;

      -- each of our executive officers whose compensation exceeded $100,000 during the fiscal year ended March 31, 2000; and

      --   all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2000, and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following
table is based on      shares of common stock outstanding as of December 31,
2000, assuming the conversion of all outstanding shares of preferred stock into
common stock upon completion of this offering, and      shares of common stock
outstanding immediately following completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o BioNumerik Pharmaceuticals, Inc., 8122 Datapoint Drive, Suite 1250, San Antonio, Texas 78229.

                                                                           PERCENT BENEFICIALLY
                                                                                  OWNED
                                                              SHARES      ----------------------
                                                           BENEFICIALLY   BEFORE THE   AFTER THE
                                                              OWNED        OFFERING    OFFERING
BENEFICIAL OWNER                                           ------------   ----------   ---------
Frederick H. Hausheer, M.D.(1)...........................                    31.3%
James R. Leininger, M.D.(2)..............................                     8.4%
Bioven Partners, L.P.
  1235 Royal Oaks Loop
  Fredericksburg, Texas 78624-6655.......................                     7.2%
Hans F. Heye
  611 Druid Road East, Suite 200
  Clearwater, FL 33756...................................                     5.4%
Donald E. Kiernan(3).....................................                     3.5%
General Robert F. McDermott(4)...........................                     1.9%
John F. Carlson(5).......................................                       *
John W. Yarbro, M.D., Ph.D.(6)...........................                       *
John B. Goodrich(7)......................................                       *
David R. Margrave(8).....................................                     2.9%
Steven W. Riebel(9)......................................                       *
Diane M. Barrett(10).....................................                       *
All directors and executive officers as a group (10
  people)................................................                    47.6%

------------

  * Less than 1% of outstanding shares.

 (1) Includes        shares issuable upon exercise of options. Includes
     shares held by Dr. Hausheer's spouse for which Dr. Hausheer disclaims
     beneficial ownership. Also includes      shares held by Hausheer Ventures,
     Ltd. and      shares held by trusts created by Dr. Hausheer and his spouse.

 (2) Includes        shares issuable upon exercise of options. Includes
     shares held by trusts for the children of Dr. Leininger's brother, for
     which Dr. Leininger serves as trustee. Excludes      shares of stock held
     by trusts for Dr. Leininger's children, for which Dr. Leininger's brother
     serves as trustee. Also excludes      shares of stock held by Dr.
     Leininger's daughter. Dr. Leininger disclaims beneficial ownership of these excluded shares.

 (3) Includes      shares issuable upon exercise of options. Also includes
     shares held by SBC Communications, Inc. and      shares held by the SBC
     Foundation. Mr. Kiernan is Senior Executive Vice President and Chief Financial Officer of SBC Communications and disclaims beneficial ownership of the shares held by SBC Communications and the SBC Foundation.

 (4) Includes      shares issuable upon exercise of options. Excludes
     shares held by a trust for the benefit of General McDermott's family, for which General McDermott's sons serve as trustees.

 (5) Consists of shares issuable upon exercise of options.

 (6) Includes      shares issuable upon exercise of options.

 (7) Includes      shares issuable upon exercise of options. Includes
     shares held by a retirement plan for the benefit of Mr. Goodrich. Also
     includes      shares held by investment partnerships in which Mr. Goodrich and other partners and associates of his firm participate. Mr. Goodrich disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares.

 (8) Includes      shares issuable upon exercise of options.

 (9) Consists of the 20% of Mr. Riebel's options that will vest upon completion of this offering.

(10) Includes      shares issuable upon exercise of options. Includes
     shares owned by the Diane M. Barrett Revocable Intervivos Trust dated April 26, 1991.

                           DESCRIPTION OF SECURITIES

     Upon completion of this offering and the filing of our amended and restated articles of incorporation, our authorized capital stock will consist of
shares of common stock, $.01 par value, and      shares of preferred stock, $.01
par value.

COMMON STOCK

     As of                  , 2001, there were      shares of common stock
outstanding that were held of record by approximately           shareholders
after giving effect to the conversion of our preferred stock into common stock.
There will be      shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to our amended and restated articles of incorporation, our board of directors will have the authority, without further action by the
shareholders, to issue up to           shares of preferred stock, in one or more
series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Upon completion of this offering, holders of an aggregate of shares of common stock will be entitled to rights to register these shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions and limitations, that the underwriters may limit the number of shares to be included in the registration and in some cases, including this offering, exclude these shares entirely. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning six months from the date of completion of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available to us.

ANTI-TAKEOVER PROVISIONS OF CERTAIN PROVISIONS OF TEXAS LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

     We are subject to Part 13 of the Texas Business Corporation Act. In general, the statute prohibits a publicly-held Texas corporation from engaging in any business combination with any affiliated shareholder for a period of three years following the date that the shareholder became an affiliated shareholder unless:

      -- prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; and

      -- not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the affiliated shareholder.

     Part 13 defines "business combination" to include:

      -- any merger, share exchange or conversion involving the corporation and the affiliated shareholder;

      -- any sale, transfer, pledge or other disposition involving the affiliated shareholder of 10% or more of the assets of the corporation;

      -- subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;

      -- the adoption of a plan or proposal for our liquidation or dissolution proposed by or through agreement with the affiliated shareholder; and

      -- the receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Part 13 defines an "affiliated shareholder" as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

     Texas law and our amended and restated articles of incorporation require that upon completion of this offering, any action required or permitted to be taken by our shareholders may be effected by a unanimous consent in writing. Additionally, our amended and restated articles of incorporation:

      --   prohibits the use of cumulative voting in the election of directors;
           and

      -- authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

     Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a shareholder who gives written notice to us no later than 120 days to the first anniversary of the date of our proxy statement released to our shareholders in connection with the previous year's annual meeting of shareholders. The authorized number of directors is fixed by the board of directors in accordance with our amended and restated certificate of incorporation and bylaws. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Directors may only be removed by shareholders for cause. Our amended and restated articles of incorporation also limit who may call a special meeting of shareholders.

     Texas law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Chase Mellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of shares of common stock, assuming no exercise of the underwriters'
over-allotment option and no exercise of outstanding options or warrants after
                 , 2000. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The
remaining           shares of common stock held by existing shareholders are
restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

      --             shares will be eligible for sale upon completion of this
           offering;

      --             shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and

      --             shares will be eligible for sale upon the exercise of
           vested options 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

     All of our officers and directors and certain shareholders, who together
hold   % of our outstanding common stock, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus. Transfers or dispositions can be made sooner only with the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may release any of the shares subject to these lock-up agreements at any time without notice.

RULE 144

     In general, under Rule 144 as currently in effect, after the expiration of any applicable lock-up agreement, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      --   1% of the number of shares of our common stock then outstanding,
           which will equal approximately           shares immediately after
           this offering; or

      -- the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to the manner of sale, notice and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of an aggregate of shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

STOCK OPTIONS

     Following this offering, we intend to file a registration statement under
the Securities Act to register for resale the      shares of common stock
reserved for issuance under our stock plans. We expect the registration statement to become effective immediately upon filing. Shares issued upon the exercise of stock options granted under these plans will be eligible for sale in the public market, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of any applicable lock-up agreements.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and BioNumerik has agreed to sell to them, severally, the number of shares indicated below:

                                                                NUMBER OF
                            NAME                                  SHARES
                            ----                               ------------
Morgan Stanley & Co. Incorporated...........................
SG Cowen Securities Corporation.............................
UBS Warburg LLC.............................................
     Total..................................................
                                                               ============

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from BioNumerik and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     per share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $     per share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may be varied by the representatives.

     BioNumerik has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $     , the total underwriters' discounts and
commissions would be $     and total proceeds to BioNumerik would be $     .

     The underwriters have informed BioNumerik that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

     We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "BNPI."

     BioNumerik and its officers and directors and certain other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply to:

      --   the sale of shares to the underwriters;

      -- the issuance by BioNumerik of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

      -- transactions by any person other than BioNumerik relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     BioNumerik and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

DIRECTED SHARE PROGRAM PROSPECTUS DISCLOSURE

     At the request of BioNumerik, the underwriters have reserved for sale, at
the initial public offering price, up to      shares of common stock offered in
this prospectus for directors, officers, employees, shareholders, business associates, and related persons of BioNumerik. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between BioNumerik and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of BioNumerik and its industry in general, other financial operating information of BioNumerik and the market prices of securities and financial and operating information of companies engaged in activities similar to those of BioNumerik. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will provide us with an opinion as to the validity of the common stock offered under this prospectus. Ropes & Gray, Boston, Massachusetts will pass upon certain legal matters related to this offering for the underwriters. As of the date of this prospectus, certain members and associates of Wilson Sonsini Goodrich & Rosati,
P.C. own an aggregate of      shares of our common stock through investment
partnerships. John B. Goodrich, Secretary and a director of BioNumerik, is a member of Wilson Sonsini Goodrich & Rosati, P.C. and participates in its
investment partnerships. Mr. Goodrich currently holds      shares of our common
stock and holds options to purchase      shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at March 31, 1999, and March 31, 2000, and for each of the three years in the period ended March 31, 2000, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330.

     Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (210) 614-1701.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP Independent Auditors............  F-2
Balance Sheets as of March 31, 1999 and 2000 and December
  31, 2000 (Unaudited)......................................  F-3
Statements of Operations for the Fiscal Years Ended March
  31, 1998, 1999 and 2000 and the Nine Months Ended December
  31, 1999 and 2000 (Unaudited).............................  F-4
Statements of Redeemable Convertible Preferred Stock and
  Shareholders' Equity for the Fiscal Years Ended March 31,
  1998, 1999 and 2000 and the Nine Months Ended December 31,
  2000 (Unaudited)..........................................  F-5
Statements of Cash Flows for the Fiscal Years Ended March
  31, 1998, 1999 and 2000 and the Nine Months Ended December
  31, 1999 and 2000 (Unaudited).............................  F-6
Notes to Financial Statements...............................  F-7

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

Board of Directors and Shareholders
BioNumerik Pharmaceuticals, Inc.

     We have audited the accompanying balance sheets of BioNumerik Pharmaceuticals, Inc. as of March 31, 2000 and 1999 and the related statements of operations, redeemable convertible preferred stock and shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioNumerik Pharmaceuticals, Inc. at March 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

San Antonio, Texas
April 24, 2000

                        BIONUMERIK PHARMACEUTICALS, INC.

                                 BALANCE SHEETS

                                                                       MARCH 31,
                                                              ---------------------------   DECEMBER 31,
                                                                  1999           2000           2000
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 12,339,291   $ 20,140,521   $ 18,041,493
  Accrued interest and other receivables....................        72,372        134,608        191,169
  Prepaid expenses..........................................        80,780        104,626         67,848
                                                              ------------   ------------   ------------
        Total current assets................................    12,492,443     20,379,755     18,300,510
Property and equipment:
  Furniture.................................................        25,331         25,331         37,227
  Equipment.................................................     1,736,306      1,918,983      3,610,608
  Leasehold improvements....................................     1,195,201      1,209,970      1,504,574
                                                              ------------   ------------   ------------
                                                                 2,956,838      3,154,284      5,152,409
  Less accumulated depreciation and amortization............    (1,596,602)    (2,122,606)    (2,572,487)
                                                              ------------   ------------   ------------
                                                                 1,360,236      1,031,678      2,579,922
                                                              ------------   ------------   ------------
        Total assets........................................  $ 13,852,679   $ 21,411,433   $ 20,880,432
                                                              ============   ============   ============

              LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of capital lease obligation...............  $     15,610   $     17,493   $     11,947
  Current portion of long-term debt.........................     1,055,000             --             --
  Accounts payable..........................................       319,088        338,576        638,819
  Accrued expenses..........................................       547,893        928,309        693,374
  Current portion of deferred revenue.......................            --        303,797        303,797
                                                              ------------   ------------   ------------
        Total current liabilities...........................     1,937,591      1,588,175      1,647,937
Capital lease obligation, less current portion..............        24,878          7,385             --
Deferred revenue, less current portion......................            --      1,443,038      1,215,190
Commitments and contingencies
Redeemable convertible preferred stock--$.01 par value,
  1,775,646 shares issued and outstanding at March 31, 1999
  and 2000 and December 31, 2000 (unaudited), aggregate
  liquidation preference of $3,906,421......................     3,769,913      3,769,913      3,769,913
Shareholders' equity:
  Convertible preferred stock--$.01 par value, 10,000,000
    shares authorized, issuable in series, 3,035,960,
    3,324,751, and 3,380,098 shares issued and outstanding
    at March 31, 1999, March 31, 2000 and December 31, 2000
    (unaudited), respectively...............................        30,360         33,248         33,801
  Common stock--$.01 par value, 15,000,000 shares
    authorized, 3,508,931, 3,572,270, and 3,720,189 shares
    issued and outstanding at March 31, 1999 and 2000 and
    December 31, 2000 (unaudited), respectively.............        35,089         35,723         37,202
  Paid-in capital...........................................    28,301,049     41,208,223     52,335,622
  Deferred stock compensation...............................            --        (31,653)    (2,670,215)
  Accumulated deficit.......................................   (20,246,201)   (26,642,619)   (35,489,018)
                                                              ------------   ------------   ------------
        Total shareholders' equity..........................     8,120,297     14,602,922     14,247,392
                                                              ------------   ------------   ------------
        Total liabilities, redeemable convertible preferred
          stock and total shareholders' equity..............  $ 13,852,679   $ 21,411,433   $ 20,880,432
                                                              ============   ============   ============

See accompanying notes.

                        BIONUMERIK PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS

                                                                            NINE MONTHS ENDED
                                       YEAR ENDED MARCH 31,                   DECEMBER 31,
                              ---------------------------------------   -------------------------
                                 1998          1999          2000          1999          2000
                              -----------   -----------   -----------   -----------   -----------
                                                                               (UNAUDITED)
Revenues....................  $    29,490   $   114,666   $   304,895   $   177,785   $   298,828
Operating expenses:
  Research and
     development............    3,722,016     4,480,685     5,847,527     4,089,256     7,984,600
  General and
     administrative.........    1,274,978     1,261,913     1,420,296     1,007,856     2,036,597
                              -----------   -----------   -----------   -----------   -----------
     Total operating
       expenses.............    4,996,994     5,742,598     7,267,823     5,097,112    10,021,197
                              -----------   -----------   -----------   -----------   -----------
Operating loss..............   (4,967,504)   (5,627,932)   (6,962,928)   (4,919,327)   (9,722,369)
Other income (expense):
  Interest income...........      335,405       750,664       616,577       437,809       877,628
  Interest expense..........     (116,836)     (109,087)      (50,067)      (49,275)       (1,658)
                              -----------   -----------   -----------   -----------   -----------
                                  218,569       641,577       566,510       388,534       875,970
                              -----------   -----------   -----------   -----------   -----------
Net loss....................  $(4,748,935)  $(4,986,355)  $(6,396,418)  $(4,530,793)  $(8,846,399)
                              ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss
  per share.................  $     (1.37)  $     (1.43)  $     (1.81)  $     (1.28)  $     (2.44)
                              ===========   ===========   ===========   ===========   ===========
Weighted average shares used
  in computing net loss per
  common share, basic and
  diluted...................    3,478,528     3,496,100     3,539,850     3,530,577     3,632,906
Pro forma net loss per
  common share, basic and
  diluted (unaudited).......                              $     (0.76)                $     (1.01)
                                                          ===========                 ===========
Weighted average shares used
  in computing pro forma net
  loss per common share,
  basic and diluted
  (unaudited)...............                                8,384,954                   8,750,457

See accompanying notes.

                        BIONUMERIK PHARMACEUTICALS, INC.

              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                            AND SHAREHOLDERS' EQUITY

                                                                              SHAREHOLDERS' EQUITY
                                                 -------------------------------------------------------------------------------
                                   REDEEMABLE                                            DEFERRED
                                   CONVERTIBLE   CONVERTIBLE               PAID-IN        STOCK       ACCUMULATED
                                    PREFERRED     PREFERRED    COMMON      CAPITAL     COMPENSATION     DEFICIT         TOTAL
                                   -----------   -----------   -------   -----------   ------------   ------------   -----------
Balance at March 31, 1997........  $3,769,913      $18,561     $34,441   $13,022,172   $        --    $(10,510,911)  $ 2,564,263
Exercise of 49,083 common stock
  options........................          --           --         491        29,167            --              --        29,658
Exercise of 1,515 Series B
  convertible preferred stock
  warrants.......................          --           15          --         8,318            --              --         8,333
Issuance of 1,099,279 shares of
  Series E convertible preferred
  stock for cash, net of issuance
  cost of $688,634...............          --       10,993          --    14,690,279            --              --    14,701,272
Net loss.........................          --           --          --            --            --      (4,748,935)   (4,748,935)
                                   ----------      -------     -------   -----------   -----------    ------------   -----------
Balance at March 31, 1998........   3,769,913       29,569      34,932    27,749,936            --     (15,259,846)   12,554,591
Exercise of 15,700 common stock
  options........................          --           --         157         7,379            --              --         7,536
Exercise of 65,089 Series B
  convertible preferred stock
  warrants.......................          --          651          --       357,339            --              --       357,990
Issuance of 14,000 shares of
  Series E convertible preferred
  stock for cash, net of issuance
  cost of $9,465.................          --          140          --       186,395            --              --       186,535
Net loss.........................          --           --          --            --            --      (4,986,355)   (4,986,355)
                                   ----------      -------     -------   -----------   -----------    ------------   -----------
Balance at March 31, 1999........   3,769,913       30,360      35,089    28,301,049            --     (20,246,201)    8,120,297
Exercise of 63,339 common stock
  options........................          --           --         634       164,772            --              --       165,406
Issuance of 288,791 shares of
  Series F convertible preferred
  stock for cash, net of issuance
  cost of $7,932.................          --        2,888          --    12,118,402            --              --    12,121,290
Deferred compensation............          --           --          --       100,000      (100,000)             --            --
Amortization of deferred
  compensation...................          --           --          --            --        68,347              --        68,347
Compensation expense for stock
  options granted to
  nonemployees...................          --           --          --       524,000            --              --       524,000
Net loss.........................          --           --          --            --            --      (6,396,418)   (6,396,418)
                                   ----------      -------     -------   -----------   -----------    ------------   -----------
Balance at March 31, 2000........   3,769,913       33,248      35,723    41,208,223       (31,653)    (26,642,619)   14,602,922
Exercise of 148,229 common stock
  options (unaudited)............          --           --       1,479       122,717            --              --       124,196
Issuance of 55,347 shares of
  Series G convertible preferred
  stock for cash, net of issuance
  cost of $2,167 (unaudited).....          --          553          --     4,757,122            --              --     4,757,675
Deferred compensation............          --           --          --     3,186,750    (3,186,750)             --            --
Amortization of deferred
  compensation (unaudited).......          --           --          --            --       548,188              --       548,188
Compensation expense for stock
  options granted to nonemployees
  (unaudited)....................          --           --          --     3,060,810            --              --     3,060,810
Net loss (unaudited).............          --           --          --            --            --      (8,846,399)   (8,846,399)
                                   ----------      -------     -------   -----------   -----------    ------------   -----------
Balance at December 31, 2000
  (unaudited)....................  $3,769,913      $33,801     $37,202   $52,335,622   $(2,670,215)   $(35,489,018)  $14,247,392
                                   ==========      =======     =======   ===========   ===========    ============   ===========

See accompanying notes.

                        BIONUMERIK PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                      NINE MONTHS ENDED
                                                 YEAR ENDED MARCH 31,                   DECEMBER 31,
                                        ---------------------------------------   -------------------------
                                           1998          1999          2000          1999          2000
                                        -----------   -----------   -----------   -----------   -----------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss............................  $(4,748,935)  $(4,986,355)  $(6,396,418)  $(4,530,793)  $(8,846,399)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
    Depreciation and amortization.....      690,677       503,904       541,095       406,860       456,056
    Amortization of deferred
      compensation....................           --            --        68,347            --       548,188
    Compensation expense for stock
      option grants to nonemployees...           --            --       524,000       454,511     3,060,810
    Changes in operating assets and
      liabilities:
      Accrued interest and other
         receivables..................     (178,222)      242,075       (62,236)      (10,672)      (56,561)
      Prepaid expenses................      (14,433)      (32,051)      (23,846)      (11,055)       36,778
      Accounts payable................       37,909       207,607        19,488      (189,081)      300,243
      Accrued expenses................      364,583       (11,577)      380,416       102,192      (234,935)
      Deferred revenue................           --            --     1,746,835     1,822,785      (227,848)
                                        -----------   -----------   -----------   -----------   -----------
         Net cash used in operating
           activities.................   (3,848,421)   (4,076,397)   (3,202,319)   (1,955,253)   (4,963,668)
INVESTING ACTIVITIES:
  Purchases of furniture, equipment,
    and improvements..................     (151,955)     (688,761)     (212,537)     (126,120)   (2,004,300)
  Purchases of short-term
    investments.......................   (8,259,224)   (8,511,565)     (500,599)     (500,599)           --
  Sales of short-term investments.....   10,231,093    12,315,299       500,599       500,599            --
                                        -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used
           in) investing activities...    1,819,914     3,114,973      (212,537)     (126,120)   (2,004,300)
FINANCING ACTIVITIES:
  Net proceeds from sale of
    convertible preferred stock.......   14,709,605       544,525    12,121,290     1,997,124     4,757,675
  Proceeds from sale of common
    stock.............................       29,658         7,536       165,406       150,824       124,196
  Payments on long-term debt..........           --            --    (1,055,000)   (1,055,000)           --
  Payments on capital lease
    obligation........................      (27,481)      (21,754)      (15,610)      (11,539)      (12,931)
                                        -----------   -----------   -----------   -----------   -----------
         Net cash provided by
           financing activities.......   14,711,782       530,307    11,216,086     1,081,409     4,868,940
                                        -----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash and cash
  equivalents.........................   12,683,275      (431,117)    7,801,230      (999,964)   (2,099,028)
Cash and cash equivalents at beginning
  of period...........................       87,133    12,770,408    12,339,291    12,339,291    20,140,521
                                        -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period..............................  $12,770,408   $12,339,291   $20,140,521   $11,339,327   $18,041,493
                                        ===========   ===========   ===========   ===========   ===========
Noncash transactions during the
  period:
  Equipment purchased through capital
    leases............................  $        --   $    49,667   $        --   $        --   $        --
Supplemental disclosure of cash flow
  information:
  Interest paid.......................      116,836       109,087        50,067        49,275         1,658

See accompanying notes.

                        BIONUMERIK PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

     FISCAL YEARS ENDED MARCH 31, 1998, 1999 AND 2000 AND NINE MONTHS ENDED DECEMBER 31, 1999 AND 2000 (INFORMATION AS OF DECEMBER 31, 2000 AND FOR THE
           NINE MONTHS ENDED DECEMBER 31, 1999 AND 2000 IS UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION

     BioNumerik Pharmaceuticals, Inc. (the Company) is an emerging pharmaceutical company developing novel drugs for the treatment of cancer. The Company's operations include a number of long-term development projects which involve unproven technologies. These projects are likely to require many years and substantial expenditures to complete, and may ultimately be unsuccessful. Therefore, the Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approvals, protect its intellectual property, and build production, sales and marketing capabilities, as necessary.

     INTERIM FINANCIAL INFORMATION

     The financial statements at December 31, 2000 and for the nine months ended December 31, 1999 and 2000 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position and the results of operations for the periods presented. Operating results for any interim period are not necessarily indicative of results for the full fiscal year or any future period.

     UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

     Immediately prior to the effective date of the offering, all of the convertible preferred stock outstanding will automatically convert into common stock at a one-to-one ratio. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying unaudited Pro Forma Shareholders' Equity as of December 31, 2000.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH EQUIVALENTS

     The Company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of U.S. corporate securities, U.S. agency notes, U.S. Treasury bills, and money market funds and are carried at cost, which approximates fair market value. The Company limits its concentration of credit risk by diversifying its investments among a variety of high-credit-quality issuers.

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the assets' useful lives.

                        BIONUMERIK PHARMACEUTICALS, INC.

     REVENUE RECOGNITION

     The Company currently generates revenue through a collaborative agreement (Note 5). Collaborative research and development payments are nonrefundable, regardless of the success of the research and development effort, and are deferred and recognized as revenue ratably over the shorter of the term of the agreement or the expected product development period. Revenues for the pharmaceutical drug materials sent to the collaborative partner are recognized upon shipment.

     RESEARCH AND DEVELOPMENT

     Research and development expenses, including direct and allocated expenses, consist of independent research and development costs and costs associated with collaborative research and development arrangements. These costs are expensed as incurred.

     FEDERAL INCOME TAXES

     The Company accounts for income taxes using the liability method. Under this method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using tax rates expected to be in effect when the differences reverse.

     NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 requires the presentation of basic and diluted income (loss) per share amounts. Basic income (loss) per share is calculated based upon the weighted average number of common shares outstanding during the period, while diluted income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period such as options, warrants, convertible securities, and contingently issuable shares. Diluted net loss per share is the same as basic net loss per share as the effect of the assumed exercise of stock options and warrants and the conversion of preferred stock is antidilutive due to the Company's net loss. The following table presents the calculation of basic and diluted net loss per share:

                                                                       NINE MONTHS ENDED
                                  YEAR ENDED MARCH 31,                   DECEMBER 31,
                         ---------------------------------------   -------------------------
                            1998          1999          2000          1999          2000
                         -----------   -----------   -----------   -----------   -----------
Net loss...............  $(4,748,935)  $(4,986,355)  $(6,396,418)  $(4,530,793)  $(8,846,399)
Weighted average shares
  of common stock
  outstanding..........    3,478,528     3,496,100     3,539,850     3,530,577     3,632,906
                         -----------   -----------   -----------   -----------   -----------
Basic and diluted net
  loss per share.......  $     (1.37)  $     (1.43)  $     (1.81)  $     (1.28)  $     (2.44)
                         ===========   ===========   ===========   ===========   ===========

     Pro forma net loss per share for the year ended March 31, 2000 and the nine-month period ended December 31, 2000 is computed using the weighted average number of common shares outstanding including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1999, or at the date of original issue, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss per share of 4,845,104 and 5,117,551 shares for the year ended March 31, 2000 and the nine-month period ended December 31, 2000, respectively. Pro forma diluted net loss per share is the same as pro forma basic net loss

                        BIONUMERIK PHARMACEUTICALS, INC.

per share as the effect of the assumed exercise of stock options and warrants is antidilutive due to the Company's net loss.

     STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), establishes the use of the fair value-based method of accounting for stock-based compensation arrangements, under which compensation cost is determined as of the grant date and is recognized over the periods in which the related services are rendered. SFAS 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board Opinion No. 25 to account for stock-based compensation related to option grants to employees and directors. The Company has elected to retain the intrinsic value-based method for such grants, and has disclosed the pro forma effect of using the fair value-based method to account for stock-based compensation (Note 6). Options granted to non-employees are accounted for using the Black-Scholes method prescribed by SFAS 123 in accordance with Emerging Issues Task Force Consensus No. 96-18. These options are subject to periodic re-valuation over their vesting terms. Any compensation is recognized over the vesting period, generally three years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting.

     RECENT ACCOUNTING PRONOUNCEMENTS

     There have been no recently issued accounting pronouncements that would have a material impact on the Company's financial position or results of operations.

2.  RELATED PARTY TRANSACTIONS

     In April 1994, the Company entered into an agreement with a former employee whereby the Company repurchased 1,277,500 shares of common stock and received a release of any and all existing claims against the Company in exchange for a payment of $150,000 and the issuance of three notes totaling $1,055,000. The three notes accrued interest at the prime rate plus 2% (with a cap of 10%) with interest payable semiannually until March 2000 when the entire principal balance was due. The notes were retired in September 1999.

3.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                     AS OF MARCH 31,        AS OF
                                                   -------------------   DECEMBER 31,
                                                     1999       2000         2000
                                                   --------   --------   ------------
Clinical trial costs.............................  $244,459   $274,644     $307,268
Clinical trial materials.........................        --    219,622           --
Compensation.....................................   165,478    195,258      149,629
Rent.............................................    61,708    136,469      139,811
Preclinical costs................................    76,248     71,666       96,666
Other............................................        --     30,650           --
                                                   --------   --------     --------
                                                   $547,893   $928,309     $693,374
                                                   ========   ========     ========

4.  COMMITMENTS AND CONTINGENCIES

     The Company is aware that Dr. M. Gopal Nair, one of the co-inventors on the original MDAM patent, has obtained a U.S. patent and filed an international application on antifolate compounds in the same class as MDAM. The Company filed a complaint against Dr. Nair in November 1999 in the U.S. District Court for

                        BIONUMERIK PHARMACEUTICALS, INC.

the Western District of Texas, San Antonio Division. This litigation proceeding is now stayed as the Company proceeds in an arbitration with Dr. Nair with the goal of resolving the ownership and intellectual property issues pertaining to the antifolate compounds. While the Company does not expect this matter to have a material adverse effect on its financial position, results of operations or cash flows, failure to obtain a favorable resolution of these ownership issues, or failure to successfully defend counterclaims brought by Dr. Nair, may have an adverse effect on the Company, on the economic value of MDAM, or on the Company's ability to further develop MDAM.

     The Company leases its administrative and research facilities under long-term, noncancelable lease agreements that have been accounted for as operating leases. Certain of these leases include scheduled rent increases and renewal options as prescribed by the agreements. The building in which the facilities are located is owned by a corporation in which a director and shareholder of the Company has a controlling interest. In addition, the Company leases equipment through various operating and capital leases. For the years ended March 31, 1998, 1999, and 2000, rent expense totaled $204,100, $202,400, and $333,200, respectively.

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at March 31, 2000:

                                                              CAPITAL   OPERATING
                                                              LEASES      LEASES
                                                              -------   ----------
Fiscal year ending:
  2001......................................................  $19,452   $  366,509
  2002......................................................    7,588      376,200
  2003......................................................       --      365,157
  2004......................................................       --          426
                                                              -------   ----------
Total minimum lease payments................................   27,040   $1,108,292
                                                                        ==========
Amounts representing interest...............................   (2,162)
                                                              -------
Present value of net minimum lease payments.................  $24,878
                                                              =======

     The Company has entered into various agreements with research centers and research scientists to perform research, animal studies and laboratory work and/or to license certain technologies to the Company. One of the agreements provides the Company with a first option for worldwide exclusive licenses on selected new inventions developed by a certain oncology center, and the oncology center receives a first right to negotiate for early stage clinical trials on the Company's oncology drugs. Certain agreements, which involve the license and/or transfer to the Company of technology, include provisions for the payment of royalties by the Company based on future revenues, if any, generated by specified products.

     Future minimum payments under these arrangements consist of the following for the years ending March 31:

2001.....................................................   $150,000
2002.....................................................     75,000
2003.....................................................     50,000
2004.....................................................     50,000
                                                            --------
                                                            $325,000
                                                            ========

     The Company has established a $500,000 line of credit with a bank which expires October 14, 2001. Borrowings under this line of credit bear interest at prime plus 1.5% or LIBOR plus 1.5%, payable monthly, subject to certain collateral requirements. The terms of the line of credit require that the Company maintain at

                        BIONUMERIK PHARMACEUTICALS, INC.

least $1,000,000 in cash, cash equivalents, or investments at the bank. At March 31, 2000, there were no balances outstanding on the line of credit.

5.  COLLABORATIVE AGREEMENTS

     In 1996, the Company entered into a development and commercialization agreement with Grelan Pharmaceutical Co., Ltd. (Grelan). Under the terms of the agreement, the Company granted an exclusive license to Grelan to sell and distribute one of the Company's products for certain medical indications within a specified territory, in exchange for consideration which included an up-front, nonrefundable payment in the amount of $2 million and future payments based on product sales. As part of the agreement, Grelan purchased 46,512 shares of the Company's Series D convertible preferred stock at an estimated fair value of $21.50 per share.

     In 1999, the Company amended its development and commercialization agreement with Grelan. Under the terms of the amended agreement, the Company expanded the field of use of its exclusive license to Grelan to sell and distribute one of the Company's products in the territory of Japan, in exchange for consideration which included an up-front, nonrefundable payment in the amount of $2 million in June 1999 and a commitment for a nonrefundable payment in the amount of $2 million due no later than June 2001, both of which will be recognized in revenue over the development period of the licensed product. In addition, as part of the amended agreement, Grelan purchased 47,619 shares of the Company's Series F convertible preferred stock at an estimated fair value of $42.00 per share.

     In 1994, the Company entered into an agreement to serve as a pharmaceutical beta-test site for Cray Research (the predecessor to the business of Cray Inc.). In February 1998, the Company entered into a new beta-test agreement with Silicon Graphics, Inc. (SGI), the parent of Cray Research, which continued through January 2001, with renewal options to extend the term for an additional two years. As part of the agreement, the Company makes no payments, but is obligated to evaluate the performance of the equipment provided under the agreement as well as to provide other additional services. SGI is providing regular hardware and software upgrades, as well as maintenance and support of hardware and software. The agreement is subject to early termination in the event the Company's relationship with its current Chairman and Chief Executive Officer terminates.

6.  CAPITAL STOCK

     CONVERTIBLE PREFERRED STOCK

     The Company has authorized the issuance of 10,000,000 shares of preferred stock. The Company has designated Series A, B, C, D, E, F, and G convertible preferred stock (the Series A-G preferred stock), which are entitled to noncumulative dividends when and if declared by the Board of Directors. No dividends may be declared on common stock unless, at the same time, an equivalent dividend has been provided for the Series A-G preferred shareholders. Each share of Series A-G preferred stock is convertible into one share of common stock, subject to adjustments for antidilution, and will automatically convert into common stock upon the closing of an initial public offering meeting certain requirements. Each share of Series A-G preferred stock is, in general, entitled to the same voting rights as each share of common stock. The holders of Series A preferred stock also have the right to elect two directors, and the holders of Series B preferred stock have the right to elect one director.

     Certain optional redemption provisions exist whereby the Series A stock can be redeemed. Optional redemption can begin on or after December 31, 1999, and on December 31 of each year thereafter through 2002, at the request of holders of two-thirds of the Series A stock. Redemption is at the option of each holder of Series A stock. If redemption is requested, at each redemption date the Company shall redeem the lesser of one-fourth of the largest number of shares of Series A stock outstanding at any time prior to October 31, 1999,

                        BIONUMERIK PHARMACEUTICALS, INC.

or the number of shares of Series A stock outstanding at the redemption date. There is also a redemption right for Series A stock in the event of a corporate reorganization. The redemption price of the Series A stock is $2.20 per share plus all declared but unpaid dividends on the Series A stock. The Company's redemption obligation exists only to the extent it has sufficient funds legally available for the redemption. Should the Company not have sufficient funds, redemption would occur proportionately to the extent funds are legally available for redemption. As a result of the optional redemption provision, the Series A stock is reflected in the balance sheet outside of shareholders' equity.

     A summary of preferred stock at December 31, 2000 follows:

                                                                 PROCEEDS (NET    LIQUIDATION
                            SHARES       SHARES      ISSUANCE     OF ISSUANCE     PREFERENCE
                          DESIGNATED   OUTSTANDING    PRICE         COSTS)         PER SHARE
                          ----------   -----------   --------   ---------------   -----------
Redeemable Convertible
  Preferred Stock:
  Series A..............  3,100,000     1,775,646     $ 2.20      $ 3,769,913       $ 2.20
                          =========     =========                 ===========
Convertible Preferred
  Stock:
  Series B..............  1,500,000     1,203,571       5.50      $ 6,323,762         5.50
  Series C..............  1,000,000       672,598      10.20        6,758,565        10.20
  Series D..............     46,512        46,512      21.50          999,535        21.50
  Series E..............  1,428,572     1,113,279      14.00       14,887,807        14.00
  Series F..............    334,000       288,791      42.00       12,121,290        42.00
  Series G..............    233,000        55,347      86.00        4,757,675        86.00
                          ---------     ---------                 -----------
                          4,542,084     3,380,098                 $45,848,634
                          =========     =========                 ===========

     WARRANTS

     The purchasers of the first 230,000 shares of Series B stock were issued warrants to purchase 76,666 shares of Series B stock at a ratio of one warrant for every three shares of Series B stock purchased. The warrants had an exercise price of $5.50 per share and expired in August 1998.

     In connection with the offering of the Series E stock, the Company issued warrants to purchase 8,929 shares of common stock to certain financial advisors at an exercise price of $14.00 per share expiring in January 2001. All such warrants are outstanding and exercisable as of March 31, 2000.

     STOCK OPTION PLANS

     In September 1993, the Company adopted the 1993 Stock Option Plan (the
Plan), which provides for the grant of incentive and nonstatutory stock options. The exercise price of the incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options will be determined by the plan administrator. The maximum term of all options granted is ten years. The term of the Plan is ten years. The Company has reserved 2,000,000 shares of common stock for issuance under the Plan.

     In December 1995, the Board of Directors authorized the 1995 Director Stock Option Plan (Director Plan), which was approved by the Company's shareholders in May 1996. Options granted under the Director Plan shall be nonstatutory options and may be granted to nonemployee directors at a price equal to the fair market value at the date of grant. The maximum term of options granted under the Director Plan is ten years. The term of the Director Plan is ten years. The Company has reserved 300,000 shares of common stock for issuance under the Director Plan.

                        BIONUMERIK PHARMACEUTICALS, INC.

     The following table summarizes option activity in the Plan and the Director Plan through December 31, 2000:

                                                     OUTSTANDING STOCK OPTIONS
                                   -------------------------------------------------------------
                                                                                WEIGHTED AVERAGE
                                    NUMBER      PRICE PER    WEIGHTED AVERAGE    FAIR VALUE AT
                                   OF SHARES      SHARE       EXERCISE PRICE       GRANT DATE
                                   ---------   -----------   ----------------   ----------------
Balance at March 31, 1997........    766,450   $0.09-$5.50        $1.57
  Granted........................    321,000      $5.50           $5.50              $ 1.40
  Exercised......................    (49,083)  $0.55-$4.10        $0.60
  Canceled.......................    (40,167)  $0.55-$5.50        $1.87
                                   ---------
Balance at March 31, 1998........    998,200   $0.09-$5.50        $3.06
  Granted........................    202,000      $6.00           $6.00              $ 1.26
  Exercised......................    (15,700)  $0.09-$5.50        $0.48
  Canceled.......................   (176,700)  $5.00-$5.50        $5.50
                                   ---------
Balance at March 31, 1999........  1,007,800   $0.09-$6.00        $3.26
  Granted........................    348,000   $6.00-$8.00        $6.29              $ 1.51
  Exercised......................    (61,339)  $0.09-$6.00        $2.69
  Canceled.......................     (5,000)     $4.10           $4.10
                                   ---------
Balance at March 31, 2000........  1,289,461   $0.09-$8.00        $4.10
  Granted........................    181,000      $8.00           $8.00              $15.92
  Exercised......................   (107,229)  $0.09-$8.00        $1.40
  Canceled.......................    (95,410)  $2.50-$6.00        $5.69
                                   ---------
Balance at December 31, 2000.....  1,267,822   $0.09-$8.00        $4.77
                                   =========

Options generally vest over terms of three to five years. At March 31, 2000 and December 31, 2000, options to purchase 733,169 shares of common stock and 734,236 shares of common stock, respectively, were vested under both the Plan and the Director Plan. The weighted average exercise price of these vested options at March 31, 2000 and December 31, 2000 was $2.62 per share and $3.32 per share, respectively.

     The following is a summary of nonstatutory options granted outside of both the Plan and the Director Plan to consultants for services and licensed technology:

                                                       OUTSTANDING STOCK OPTIONS
                                                ----------------------------------------
                                                                             WEIGHTED
                                                 NUMBER        PRICE         AVERAGE
                                                OF SHARES    PER SHARE    EXERCISE PRICE
                                                ---------   -----------   --------------
Balance at March 31, 1997.....................   177,500    $0.02-$0.55       $0.03
  Exercised...................................        --
                                                 -------
Balance at March 31, 1998.....................   177,500    $0.02-$0.55       $0.03
  Exercised...................................        --
                                                 -------
Balance at March 31, 1999.....................   177,500    $0.02-$0.55       $0.03
  Exercised...................................    (2,000)      $0.02
                                                 -------
Balance at March 31, 2000.....................   175,500    $0.02-$0.55       $0.03
  Exercised...................................   (41,000)      $0.02          $0.02
                                                 -------
Balance at December 31, 2000..................   134,500    $0.02-$0.55       $0.03
                                                 =======

                        BIONUMERIK PHARMACEUTICALS, INC.

     At March 31, 2000 and December 31, 2000, all nonstatutory options granted to consultants outside of both the Plan and the Director Plan were vested.

     The following summarizes information regarding all stock options outstanding at December 31, 2000:

                                                                                    SHARES UNDER
                                             WEIGHTED                            OPTION EXERCISABLE
                        OPTION SHARES        AVERAGE                            AT DECEMBER 31, 2000
                        OUTSTANDING AT      REMAINING          WEIGHTED      --------------------------
      RANGE OF           DECEMBER 31,    CONTRACTUAL LIFE      AVERAGE                 WEIGHTED AVERAGE
   EXERCISE PRICES           2000            (YEARS)        EXERCISE PRICE   NUMBER     EXERCISE PRICE
---------------------   --------------   ----------------   --------------   -------   ----------------
     $0.02-$0.09            139,000            2.56             $0.02        139,000        $0.02
     $0.55-$1.05            318,700            3.96             $0.56        318,700        $0.56
        $2.50                 2,500            4.77             $2.50          2,500        $2.50
        $4.10                37,500            5.36             $4.10         34,500        $4.10
     $5.00-$5.50            246,315            6.15             $5.27        227,665        $5.29
        $6.00               428,307            8.36             $6.00        129,371        $8.00
        $8.00               230,000            9.45             $8.00         17,000           --
                          ---------                                          -------
     $0.02-$8.00          1,402,322            6.49             $4.31        868,736        $2.81
                          =========                                          =======

     During the year ended March 31, 2000, the Company recorded $100,000 in deferred compensation expense, related to the extension of the option term from 5 years to 10 years on options previously granted to the Chairman and Chief Executive Officer. The deferred compensation will be amortized over the 57-month vesting period of the options. During the year ended March 31, 2000, the Company recognized approximately $68,000 in compensation expense relating to these options. During the nine months ended December 31, 2000, the Company recorded $3.2 million in deferred compensation expense relating to the difference between the deemed fair value of the common stock on the date these options were granted and the exercise price. The amount is being amortized over the vesting period of the individual options, generally five years. During the nine months ended December 31, 2000, the Company recognized approximately $548,000 in compensation expense relating to employee options.

     PRO FORMA INFORMATION

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the "minimum value" method for option pricing with the following assumptions for fiscal years 1998, 1999, and 2000: risk-free interest rates of 6.0%, 4.7%, and 6.3%, respectively; dividend yield of 0%; and weighted average expected life of the options of 5 years.

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the vesting period. The Company's pro forma information follows:

                                                         YEAR ENDED MARCH 31,
                                                ---------------------------------------
                                                   1998          1999          2000
                                                -----------   -----------   -----------
Net loss:
  Historical..................................  $(4,748,935)  $(4,986,355)  $(6,396,418)
  Pro forma...................................   (4,861,562)   (5,117,290)   (6,553,305)
Basic net loss per share:
  Historical..................................        (1.37)        (1.43)        (1.81)
  Pro forma...................................        (1.40)        (1.46)        (1.85)

                        BIONUMERIK PHARMACEUTICALS, INC.

     RESERVED SHARES

     The Company has reserved shares of common stock for future issuance as follows:

                                                            MARCH 31,   DECEMBER 31,
                                                              2000          2000
                                                            ---------   ------------
Redeemable convertible preferred stock....................  1,775,646    1,775,646
Convertible preferred stock...............................  3,326,925    3,382,272
Warrants..................................................      8,929        8,929
Stock options:
  Outstanding options.....................................  1,464,961    1,402,322
  Reserved for future grants..............................    851,517      790,927
                                                            ---------    ---------
                                                            7,427,978    7,360,096
                                                            =========    =========

7.  INCOME TAXES

     The components of the net deferred tax assets are as follows:

                                                                     MARCH 31,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Deferred tax assets:
  Net operating loss carryforwards.........................  $ 6,291,000   $ 7,666,000
  Research and development tax credits.....................      590,000       787,000
  Deferred revenue.........................................           --       594,000
  Property and equipment...................................      228,000       320,000
  Other....................................................       38,000        70,000
                                                             -----------   -----------
Total deferred tax assets..................................    7,147,000     9,437,000
Valuation allowance........................................   (7,147,000)   (9,437,000)
                                                             -----------   -----------
                                                             $        --   $        --
                                                             ===========   ===========

     Because of the Company's lack of earnings history, the net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $1,927,000, $1,709,000, and $2,290,000 for the years ended March 31, 1998, 1999 and 2000, respectively.

     At March 31, 2000, the Company had, subject to the limitations discussed below, $22,500,000 of net operating loss carryforwards which will expire at various dates beginning in 2008 through 2015. In addition, the Company has a research and development tax credit of approximately $787,000 available to offset future taxable income.

     Utilization of the net operating losses and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

8.  EMPLOYEE SAVINGS PLAN

     In 1995, the Company adopted a 401(k) defined contribution plan that covers substantially all employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 20% of their annual compensation (subject to a maximum limit imposed by federal tax law).

                        BIONUMERIK PHARMACEUTICALS, INC.

9.  SUBSEQUENT EVENTS (UNAUDITED)

     COLLABORATIVE AGREEMENTS

     In January 2001, the Company entered into a strategic alliance with ASTA Medica A.G. (ASTA), a pharmaceutical company headquartered in Germany. In exchange for a non-refundable, up-front cash payment in the amount of $15.0 million and royalties from future sales of BNP7787, the Company granted to ASTA rights to the development, registration, distribution, sales, and marketing of BNP7787 outside the U.S., Canada and Japan.

     In September 2000, the Company formed a joint venture with Grelan, known as KI Pharmaceuticals, L.L.C. (KI Pharma). Under the provisions of this joint venture, Grelan conveyed rights for certain technologies for development in Japan and the Company conveyed additional development and marketing rights to BNP7787 to KI Pharma, as well as rights to develop, distribute, market, and sell karenitecin, a novel cancer chemotherapy agent, and certain novel drug formulation technology in the territory of Japan. In connection with the joint venture, Grelan purchased 46,512 shares of the Company's Series G convertible preferred stock at an estimated fair value of $86 per share.

     In December 2000, the Company renewed the beta-test agreement with Cray Inc., which will continue through early 2002. The Company also purchased equipment from Cray Inc. for $760,000.

     2001 STOCK PLANS

     In February 2001, the Company adopted its 2001 Employee Stock Purchase Plan, authorizing the issuance of common stock through purchase rights granted to employees. In February 2001, the Company also adopted the 2001 Stock Option Plan (the "2001 Plan"). The 2001 Plan provides for the grant of stock options or issuances of stock to employees, consultants and directors of the Company.

     CONVERTIBLE PREFERRED STOCK

     In addition to the 46,512 preferred shares issued to Grelan in October 2000, the Company issued 8,835 shares of Series G convertible preferred stock to Cray Inc. in December 2000 at an estimated fair value of $86 per share. Each share of Series G preferred stock is convertible into one share of common stock, subject to adjustments for antidilution, and will automatically convert into common stock upon the closing of an initial public offering meeting certain requirements. Total proceeds, net of issuance costs, were approximately $4,758,000.

     INITIAL PUBLIC OFFERING

     In February 2001, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering. If the offering contemplated by this prospectus is consummated, the preferred stock outstanding as of the closing date will be converted into shares of the Company's common stock.

                               [BIONUMERIK LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discounts payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee......................................   $12,500
NASD filing fee...........................................   $ 5,500
Nasdaq National Market listing fee........................          *
Blue sky fees and expenses................................          *
Transfer agent and registrar fees.........................          *
Accounting fees and expenses..............................          *
Legal fees and expenses...................................          *
Printing and engraving costs..............................          *
Miscellaneous expenses....................................          *
          Total...........................................   $      *
                                                             =======

------------

*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Texas law, our amended and restated articles of incorporation provide that no director of ours will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty while serving as a director, except for liability:

      --   for any breach of a duty of loyalty;

      -- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

      -- for any transaction from which the director derived an improper personal benefit; or

      -- for an act or omission for which the liability of a director is expressly provided by an applicable statute.

     We are empowered by Art. 2.02-1 of the Texas Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by the person in connection with the proceeding. We are required by Art. 2.02-1 of the Texas Business Corporation Act to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     Our amended and restated articles of incorporation and bylaws further provide that we must indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by Texas law. We believe that indemnification under our amended and restated articles of incorporation covers negligence and gross negligence on the part of indemnified parties.

     We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of BioNumerik, arising out of the person's services as our director or executive officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of BioNumerik, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, BioNumerik has sold and issued the following unregistered securities:

          1.  In October and December 2000, we issued      shares of Series G
     preferred stock, which are convertible into      shares of common stock, to
     2 investors for a consideration of $     per share, or an aggregate of
     $4,760,000.

          2.  In March 2000, we issued      shares of Series F preferred stock,
     which are convertible into      shares of common stock, to 29 investors for
     a consideration of $     per share, or an aggregate of $12,129,000.

          3.  In June 1998, we issued      shares of Series E preferred stock,
     which are convertible into      shares of common stock, to 3 investors for
     a consideration of $     per share, or an aggregate of $196,000. In January
     2001, we issued      shares of common stock at an exercise price of $
     per share upon exercise of warrants issued to an advisor in connection with the sale of the Series E preferred stock.

          4.  In May, June, July and August 1998, we issued      shares of
     Series B preferred stock, which are convertible into      shares of common
     stock, to 23 investors for a consideration of $     per share, or an
     aggregate of $335,000 in connection with the exercise of warrants.

          5. From March 1, 1998, through March 1, 2001, we granted incentive stock options and non-statutory stock options to purchase an aggregate of
          shares of our common stock at exercise prices ranging from $     to
     $     per share to employees, advisors, and directors under our 1993 Stock
     Option Plan and 1995 Director Stock Option Plan. During this period, we
     issued an aggregate of      shares upon the exercise of these and
     previously granted options. Of these options granted, options to purchase shares of common stock have been canceled.

     No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1*           --Form of Underwriting Agreement.
          3.1*           --Amended and Restated Articles of Incorporation of the
                           Company.
          3.2*           --Amended and Restated Bylaws of the Company.
          4.1*           --Form of the Company's Common Stock Certificate.
          5.1*           --Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
         10.1+           --Strategic Alliance Agreement between ASTA Medica A.G. and
                           BioNumerik Pharmaceuticals, Inc., dated January 18, 2001.
         10.2+           --Joint Venture Agreement between Grelan Pharmaceutical Co.,
                           Ltd. and BioNumerik Pharmaceuticals, Inc., dated August
                           30, 2000.
         10.3+           --Operating Agreement of KI Pharmaceuticals, L.L.C., dated
                           September 22, 2000.
         10.4*           --Beta Test Agreement between Cray Inc. and BioNumerik
                           Pharmaceuticals, Inc., dated January 7, 1998.
         10.5+           --Joint Collaboration, Licensing, and Clinical Trials
                           Agreement between The Johns Hopkins University and
                           BioNumerik Pharmaceuticals, Inc., dated February 9, 2000.
         10.6+           --Collaboration Agreement between The Johns Hopkins
                           University and BioNumerik Pharmaceuticals, Inc., dated
                           November 19, 1996.
         10.7+           --Exclusive License Agreement for MDAM, MEDAM and Analogs
                           between Gopal M. Nair and BioNumerik Pharmaceuticals,
                           Inc., dated August 3, 1993.
         10.8+           --Amendment to Exclusive License Agreement with Gopal M.
                           Nair, dated August 23, 1996; and Amendment No. 2 to
                           Exclusive License Agreement dated November 23, 1998.
         10.9*           --Lease Agreement between Building Acquisition Corporation and BioNumerik Pharmaceuticals, Inc., dated May 1, 1992.
         10.10*          --Amendment No. 1 to Lease Agreement with Building
                           Acquisition Corporation, dated June 28, 1993; Amendment
                           No. 2 to Lease Agreement, dated February 28, 1995;
                           Amendment No. 3 to Lease Agreement, dated October 28,
                           1998; and Amendment No. 4 to Lease Agreement, dated
                           October 13, 1999.
         10.11*          --2001 Stock Plan
         10.12*          --2001 Employee Stock Purchase Plan
         10.13*          --1995 Director Stock Option Plan
         10.14*          --1993 Stock Option Plan
         10.15*          --Form of Indemnification Agreement for the Company's
                           Executive Officers and Directors
         23.1*           --Consent of Wilson Sonsini Goodrich & Rosati, P.C.
                           (included in Exhibit 5.1).
         23.2            --Consent of Ernst & Young LLP, Independent Auditors.
         24.1            --Power of Attorney (see signature page).

------------

(*)  To be filed by amendment

(+) Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 17.  UNDERTAKINGS

     The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 2nd day of March, 2001.

                                            BIONUMERIK PHARMACEUTICALS, INC.

                                            By: /s/ FREDERICK H. HAUSHEER
                                              ----------------------------------
                                              Frederick H. Hausheer, M.D.
                                              Chairman & Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Frederick H. Hausheer, M.D. and Steven W. Riebel, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----
PRINCIPAL EXECUTIVE OFFICER:

              /s/ FREDERICK H. HAUSHEER                Chairman and Chief Executive      March 2, 2001
-----------------------------------------------------    Officer
             Frederick H. Hausheer, M.D.

PRINCIPAL FINANCIAL AND PRINCIPAL ACCOUNTING OFFICER:

                /s/ STEVEN W. RIEBEL                   Vice President and Chief          March 2, 2001
-----------------------------------------------------    Financial Officer
                  Steven W. Riebel

ADDITIONAL DIRECTORS:

                 /s/ JOHN F. CARLSON                   Director                          March 2, 2001
-----------------------------------------------------
                   John F. Carlson

                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----

                /s/ JOHN B. GOODRICH                   Director                          March 2, 2001
-----------------------------------------------------
                  John B. Goodrich

                /s/ DONALD E. KIERNAN                  Director                          March 2, 2001
-----------------------------------------------------
                  Donald E. Kiernan

               /s/ JAMES R. LEININGER                  Director                          March 2, 2001
-----------------------------------------------------
              James R. Leininger, M.D.

               /s/ ROBERT F. MCDERMOTT                 Director                          March 2, 2001
-----------------------------------------------------
              Gen. Robert F. McDermott
                    (USAF, Ret.)

                 /s/ JOHN W. YARBRO                    Director                          March 2, 2001
-----------------------------------------------------
             John W. Yarbro, M.D., Ph.D.

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1*           --Form of Underwriting Agreement.
          3.1*           --Amended and Restated Articles of Incorporation of the
                           Company.
          3.2*           --Amended and Restated Bylaws of the Company.
          4.1*           --Form of the Company's Common Stock Certificate.
          5.1*           --Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
         10.1+           --Strategic Alliance Agreement between ASTA Medica A.G. and
                           BioNumerik Pharmaceuticals, Inc., dated January 18, 2001.
         10.2+           --Joint Venture Agreement between Grelan Pharmaceutical Co.,
                           Ltd. and BioNumerik Pharmaceuticals, Inc., dated August
                           30, 2000.
         10.3+           --Operating Agreement of KI Pharmaceuticals, L.L.C., dated
                           September 22, 2000.
         10.4*           --Beta Test Agreement between Cray Inc. and BioNumerik
                           Pharmaceuticals, Inc., dated January 7, 1998.
         10.5+           --Joint Collaboration, Licensing, and Clinical Trials
                           Agreement between The Johns Hopkins University and
                           BioNumerik Pharmaceuticals, Inc., dated February 9, 2000.
         10.6+           --Collaboration Agreement between The Johns Hopkins
                           University and BioNumerik Pharmaceuticals, Inc., dated
                           November 19, 1996.
         10.7+           --Exclusive License Agreement for MDAM, MEDAM and Analogs
                           between Gopal M. Nair and BioNumerik Pharmaceuticals,
                           Inc., dated August 3, 1993.
         10.8+           --Amendment to Exclusive License Agreement with Gopal M.
                           Nair, dated August 23, 1996; and Amendment No. 2 to
                           Exclusive License Agreement dated November 23, 1998.
         10.9*           --Lease Agreement between Building Acquisition Corporation and BioNumerik Pharmaceuticals, Inc., dated May 1, 1992.
         10.10*          --Amendment No. 1 to Lease Agreement with Building
                           Acquisition Corporation, dated June 28, 1993; Amendment
                           No. 2 to Lease Agreement, dated February 28, 1995;
                           Amendment No. 3 to Lease Agreement, dated October 28,
                           1998; and Amendment No. 4 to Lease Agreement, dated
                           October 13, 1999.
         10.11*          --2001 Stock Plan
         10.12*          --2001 Employee Stock Purchase Plan
         10.13*          --1995 Director Stock Option Plan
         10.14*          --1993 Stock Option Plan
         10.15*          --Form of Indemnification Agreement for the Company's
                           Executive Officers and Directors
         23.1*           --Consent of Wilson Sonsini Goodrich & Rosati, P.C.
                           (included in Exhibit 5.1).
         23.2            --Consent of Ernst & Young LLP, Independent Auditors.
         24.1            --Power of Attorney (see signature page).

------------

(*)  To be filed by amendment

(+) Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.